Exhibit 99.1

No securities regulatory authority in Canada or any other jurisdiction has expressed an opinion about, or passed upon the fairness or merits of, the transaction described in this document, the securities offered pursuant to such transaction or the adequacy of the information contained in this document and it is an offense to claim otherwise.

ENGINE GAMING AND MEDIA, INC.

NOTICE OF ANNUAL AND SPECIAL MEETING

AND MANAGEMENT INFORMATION CIRCULAR

with respect to a proposed

ARRANGEMENT

involving

ENGINE GAMING AND MEDIA, INC.

and

GAMESQUARE ESPORTS INC.

TO BE HELD ON MARCH 8, 2023

10 a.m. EST

The members of the Board of Directors of Engine Gaming and Media, Inc.

UNANIMOUSLY recommend that Shareholders vote FOR the Transaction Resolution

These materials are important and require your immediate attention. They require Shareholders of Engine Gaming and Media, Inc. to make an important decision. If you are in doubt as to how to make such decision, please contact your financial, legal or other professional advisor. If you have any questions or require more information with regard to the procedures for voting, please contact Computershare Trust Company, by telephone at 1-416-263-9200 or toll-free at 1-800-564-6253 or by email at resolution@computershare.com

January 23, 2023

Dear Shareholders:

On December 8, 2022, Engine Gaming and Media, Inc. (“Engine”) announced that it had entered into a definitive arrangement agreement (the “Arrangement Agreement”) with GameSquare Esports Inc. (“GameSquare”), pursuant to which, and subject to the terms and conditions of the Arrangement Agreement, GameSquare and Engine will combine their businesses via an all share deal whereby Engine will acquire all of the issued and outstanding shares of GameSquare in exchange for shares of Engine in accordance with a plan of arrangement of GameSquare under the Business Corporations Act (Ontario) (the “Arrangement”).

Pursuant to the terms of the Arrangement Agreement, Engine will acquire each outstanding GameSquare share in exchange for 0.08262 of an Engine common share (the “Exchange Ratio”). Each outstanding option of GameSquare will be exchanged for an Engine option entitling the holder to a number of Engine common shares, as adjusted on the basis of the Exchange Ratio, and be subject to exercise thereof in accordance with the terms of the options, including payment of the exercise price, which will also be adjusted based upon the Exchange Ratio. All other material terms of the options will remain the same. Each outstanding restricted share unit of GameSquare will be exchanged for an Engine restricted share unit entitling the holder to a number of Engine common shares, as adjusted on the basis of the Exchange Ratio. All other material terms of the restricted share units will remain the same. Each outstanding warrant of GameSquare will be adjusted pursuant to its governing contractual instrument to entitle the holder to receive, upon due exercise, Engine common shares, adjusted on the basis of the Exchange Ratio.

The Arrangement is expected to provide Engine shareholders with the following benefits:

●	Highly Complementary Strengths

●	Enhanced Capital Markets Profile

●	Expanded Platform for Future Growth

In connection with the Arrangement, Engine has called an annual and special meeting of shareholders (the “Meeting”), which will include the consideration of a resolution to approve the issuance of the Engine common shares (including common shares reserved for issuance upon exercise of options, restricted share units and warrants) forming the consideration to be issued to GameSquare securityholders (the “Transaction Resolution”). The Meeting of Engine shareholders is being held concurrently with the meeting of GameSquare shareholders, which has been called to consider and approve the Arrangement and related transactions.

The accompanying notice of meeting (the “Notice of Meeting”) and management information circular (the “Circular”) contain a detailed description of the Arrangement and set forth the actions to be taken by you at the Meeting. You should carefully consider all of the information in the Notice of Meeting and Circular and consult your financial, legal or other professional advisors if you require assistance.

AFTER CAREFUL CONSIDERATION OF THE ARRANGEMENT, THE BOARD OF DIRECTORS HAS UNANIMOUSLY RECOMMENDED THAT ENGINE SHAREHOLDERS VOTE IN FAVOUR OF THE TRANSACTION RESOLUTION.

In order to become effective, the Transaction Resolution must be approved by at least a majority of the votes cast by Engine shareholders, either present in person or by proxy at the Meeting. In order to become effective, among other things, the Arrangement requires the approval of both the shareholders of Engine and GameSquare. The Arrangement is also subject to court approval.

At the special meeting of shareholders, shareholders will also be asked to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to approve the Corporation’s amended and restated Omnibus Plan, including the increase to the number of securities available under the Omnibus Plan.

Further, as part of the annual meeting of shareholders, shareholders will be asked to approve an ordinary resolution to elect directors of Engine and the Resulting Issuer.

Your vote is important regardless of how many Engine common shares you own. To ensure that your Engine common shares will be represented at the Meeting, whether or not you are personally able to attend, registered holders of Engine common shares are asked to return the enclosed form of proxy, properly completed and signed, prior to 10:00 a.m. (Toronto time) on March 6, 2023 (or a day, other than a Saturday, Sunday or holiday which is at least two (2) Business Days prior to any adjournment or postponement of the Meeting). The proxy deadline may be waived or extended by the Chair of the Meeting, in their sole discretion without notice.

Thank you for your continued support of Engine.

Sincerely,

/s/ “Tom Rogers”

Tom Rogers

Executive Chairman

ENGINE GAMING & MEDIA, INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual and special meeting (the “Meeting”) of shareholders of Engine Gaming and Media, Inc. (“Engine” or the “Corporation”) will be held at the offices of Fogler, Rubinoff LLP, 77 King St. W., Suite 3000, Toronto, Ontario, M5K 1G8, on March 8, 2023, at 10:00 a.m. (Toronto time), for the following purposes:

1)	to receive the audited consolidated financial statements for the Corporation as at and for the financial years ended August 31, 2022, and August 31, 2021 and the auditor’s report thereon;

2)	to re-appoint Baker Tilly WM LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix the auditor’s remuneration;

3)	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to approve the Corporation’s amended and restated Omnibus Plan, including the increase to the number of securities available under the Omnibus Plan as more particularly detailed under the heading “Special Business to be Conducted at the Meeting – Omnibus Plan” in the accompanying management information circular (the “Circular”);

4)	to elect directors of the Corporation to hold office until the earlier of: (i) the completion of the Transaction (as defined in the Circular); and (ii) the next meeting of shareholders of the Corporation held for the purpose of electing directors, as more particularly detailed under the heading “Annual Business to be Conducted at the Meeting – Election of Directors” in the Circular;

5)	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution, to take effect immediately upon completion of the Transaction, to fix the number of directors of the Resulting Issuer at seven (7) individuals and to elect: Justin Kenna, Travis Goff, Tom Walker, Jeremi Gorman, Tom Rogers, Lou Schwartz, and Stuart Porter to hold office from the completion of the Transaction to the next meeting of the Resulting Issuer’s shareholders held for the purpose of electing directors as more particularly detailed under the heading “Annual Business to be Conducted at the Meeting – Election of Directors” in the Circular;

6)	to consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution (the “Transaction Resolution”), the full text of which is attached as Schedule “B” to the Circular, approving the issuance of Engine common shares (the “Engine Shares”) forming the consideration to be issued to GameSquare securityholders, including the Engine Shares issuable upon exercise of (i) Engine options which replace outstanding options of GameSquare Esports Inc. (“GameSquare”), (ii) restricted stock units of GameSquare which will be assumed by Engine, and (iii) common share purchase warrants of GameSquare which will be assumed by Engine, in each case, in connection with a court approved plan of arrangement of GameSquare under section 182 of the Business Corporations Act (Ontario), pursuant to which Engine will acquire all of GameSquare’s shares and GameSquare will become a wholly-owned subsidiary of Engine, in accordance with the arrangement agreement dated December 7, 2022, entered into between Engine and GameSquare, all as more particularly set forth in the Circular;

7)	to consider any permitted amendment to, or variation of, any matter identified in this Notice of Annual and Special Meeting (the “Notice”) and to transact such other business as may properly come before the Meeting or any adjournment thereof. Management is not currently aware of any other matters that could come before the Meeting.

Accompanying this Notice are: (1) the Circular; and (2) a form of proxy. The Circular provides further information respecting proxies and the matters to be considered at the Meeting and is deemed to form part of this Notice.

Registered Shareholders who are unable to attend the Meeting in person and who wish to ensure that their common shares will be voted at the Meeting, must complete, date and execute the enclosed form of proxy, or another suitable form of proxy, and deliver it in accordance with the instructions set out in the form of proxy and in the Circular.

Non-Registered Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy and in the Circular to ensure that their common shares will be voted at the Meeting. If you hold your common shares in a brokerage account, you are a Non-Registered Shareholder.

DATED at Toronto, January 23, 2023.

BY ORDER OF THE BOARD

On behalf of the Board of Directors of Engine,

/s/ “Tom Rogers”

Tom Rogers

Executive Chairman

TABLE OF CONTENTS

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS	1
GENERAL MATTERS	2
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	5
SUMMARY	6
THE MEETING, RECORD DATE AND BUSINESS OF THE MEETING	6
GENERAL PROXY INFORMATION	12
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	15
ANNUAL BUSINESS TO BE CONDUCTED AT THE MEETING	16
AUDITED FINANCIAL STATEMENTS	16
RE-APPOINTMENT OF AUDITOR	16
ELECTION OF DIRECTORS	16
ELECTION OF RESULTING ISSUER DIRECTORS	19
SPECIAL BUSINESS TO BE CONDUCTED AT THE MEETING	19
OMNIBUS PLAN	19
APPROVAL OF THE TRANSACTION RESOLUTION	23
THE ARRANGEMENT AGREEMENT	31
SECURITIES LAW MATTERS	40
STOCK EXCHANGE MATTERS	43
INFORMATION CONCERNING THE CORPORATION	43
INFORMATION CONCERNING GAMESQUARE	44
INFORMATION CONCERNING THE RESULTING ISSUER	44
RISK FACTORS RELATING TO THE TRANSACTION	45
EXPERTS	47
OTHER BUSINESS	47
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	47
REGISTRAR AND TRANSFER AGENT	47
APPROVAL	48
CONSENT OF HAYWOOD SECURITIES INC.	50
SCHEDULE A GLOSSARY OF TERMS	A-1
SCHEDULE B TRANSACTION RESOLUTION	B-1
SCHEDULE C ENGINE GAMING FAIRNESS OPINION	C-1
SCHEDULE D ADDITIONAL INFORMATION CONCERNING ENGINE	D-1
SCHEDULE E INFORMATION CONCERNING GAMESQUARE	E-1
SCHEDULE F INFORMATION CONCERNING THE RESULTING ISSUER	F-1
SCHEDULE G PRO FORMA FINANCIAL STATEMENTS OF THE RESULTING ISSUER	G-1
SCHEDULE H ENGINE AUDIT COMMITTEE CHARTER	H-1

ENGINE GAMING AND MEDIA, INC.

MANAGEMENT INFORMATION CIRCULAR

This Circular and accompanying form of proxy are furnished in connection with the solicitation of proxies by the management of Engine Gaming and Media, Inc. (“Engine” or the “Corporation”) for use at the annual and special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares of the Corporation to be held on March 8, 2023 at the offices of Fogler, Rubinoff LLP located at TD Centre North Tower, Suite 3000, 77 King Street, Toronto, Ontario commencing at 10:00 a.m. (Toronto time), and at any adjournment or postponement thereof, for the purposes set forth in the accompanying notice of annual and special meeting (the “Notice of Meeting”).

All summaries of, and references to, the Arrangement Agreement, the Transaction Resolution or the Fairness Opinion in this Circular are qualified in their entirety by reference to the complete text of these documents, each of which is either included as a Schedule to this Circular or filed under the Corporation’s profile on SEDAR at www.sedar.com.

In this Circular, references to “the Corporation”, “Engine” “we” and “our” refer to Engine Gaming & Media, Inc., and “GameSquare” refers GameSquare Esports Inc. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Glossary, which can be found in Schedule A of this Circular.

This Circular contains company names, product names, trade names, trademarks and service marks of the Corporation and other organizations, all of which are the property of their respective owners.

Shareholders are urged to carefully read the full text of these documents.

GENERAL MATTERS

Information Contained in this Circular

The information contained in this Circular, unless otherwise indicated, is given as of January 23, 2023.

No person has been authorized by the Corporation to any give information (including any representations) in connection with the matters to be considered at the Meeting other than the information contained in this Circular. This Circular does not constitute an offer to buy, or a solicitation of an offer to acquire, any securities, or a solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or is unlawful. Information contained in this Circular should not be construed as legal, tax or financial advice, and Shareholders should consult their own professional advisors concerning the consequences of the Transaction in their own circumstances.

This Circular and the Transaction have not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of such transactions or upon the accuracy or adequacy of the information contained in this Circular. Any representation to the contrary is unlawful.

Information Contained in this Circular Regarding GameSquare

Certain information included or incorporated by reference in this Circular pertaining to GameSquare, has been furnished by GameSquare, or is derived from GameSquare’s publicly available documents. With respect to this information, the Engine Board has relied exclusively upon GameSquare, without independent verification by the Corporation. Although the Corporation does not have any knowledge that would indicate that such information is untrue or incomplete, neither the Corporation nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, or for the failure by GameSquare to disclose events or information that may affect the completeness or accuracy of such information.

For further information regarding GameSquare, please refer to GameSquare’s filings with the securities regulatory authorities which may be obtained under GameSquare’s profile on SEDAR at www.sedar.com. See also Schedule E – Information Concerning GameSquare and Schedule F – Information Concerning the Resulting Issuer.

Financial Information

Unless otherwise indicated, all financial information referred to in this Circular was prepared in accordance with IFRS.

Currency

Except as otherwise indicated in this Circular, references to “Canadian dollars” or “C$” are to the currency of Canada, references to “U.S. dollars” or “US$” are to the currency of the United States. All references to “$” or “dollars” set forth in this Circular are to United States dollars.

NOTICE TO SECURITYHOLDERS IN THE UNITED STATES

THE SECURITIES ISSUABLE IN CONNECTION WITH THE TRANSACTION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED UPON THE FAIRNESS OR MERITS OF THE TRANSACTION OR UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The following discussion is only a general overview of certain requirements of U.S. Securities Laws relating to the Transaction. Each securityholder is urged to consult such person’s professional advisors to determine the U.S. conditions and restrictions applicable to trades in the Engine Shares issuable pursuant to the Transaction.

Exemption from U.S. Registration

The issuance of securities of Engine with respect to the Plan of Arrangement will not be registered under the U.S. Securities Act, and such securities are being issued in reliance upon the federal exemption under Section 3(a)(10) of the U.S. Securities Act (the “Section 3(a)(10) exemption”) and exemptions provided in respect of the securities laws of states of the United States in which GameSquare Shareholders reside, as applicable. The Section 3(a)(10) exemption exempts from registration a security that is issued in exchange for outstanding securities, claims or property interests, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange, and to whom adequate notice has been given, have the right to appear, by a court or by a Governmental Entity expressly authorized by law to grant such approval. The Court granted the Interim Order on February 6, 2023, and, subject to the approval by the GameSquare Shareholders, a hearing for a Final Order approving the Plan of Arrangement is currently scheduled to take place on March 13, 2023 at 10:00 a.m. (Toronto time) in Toronto, Ontario. Accordingly, the Final Order of the Court will, if granted, constitute the basis for the Section 3(a)(10) exemption with respect to the issuance and distribution of securities to GameSquare securityholders under the Plan of Arrangement.

The Section 3(a)(10) exemption will not be available for the issuance of securities upon the exercise of Replacement Warrants, Replacement Options and Replacement RSUs. This means that the Engine Shares issuable upon exercise or conversion of the Replacement Warrants, Replacement Options and Replacement RSUs cannot be issued in the United States or to a U.S. Person in reliance on the Section 3(a)(10) exemption and the Replacement Options and Replacement Warrants may only be exercised and the underlying Engine Shares issued in the United States or by a U.S. Person pursuant to Engine’s effective registration statement on Form S-8 (File No. 333-257418), a registration statement to be filed by Engine in accordance with General Instructions E to Form S-8 under the U.S. Securities Act or a then-available exemption from the registration requirements of the U.S. Securities Act and in accordance with any applicable securities laws of any state of the United States.

All of the Engine Shares to be received by GameSquare securityholders under the Plan of Arrangement will be freely tradable for purposes of the U.S. Securities Act, except for Engine Shares received by any GameSquare securityholders who becomes an “affiliate” (as defined in Rule 144 under the U.S. Securities Act) of Engine after completion of the Transaction (such as GameSquare directors or executive officers who become directors or executive officers of Engine after the Transaction and any person deemed to have been an affiliate of Engine within 90 days before the resale of any Engine Shares received under the Arrangement). The summary presented in this Circular does not cover resales of any Engine Shares received by any person upon completion of the Transaction, and no person is authorized to make any use of this Circular in connection with any resale.

See “Securities Law Matters – U.S. Securities Laws” and “The Arrangement Agreement - Stock Exchange Matters”.

Canadian Circular

The solicitation of proxies hereby for the Meeting is not subject to the requirements of Section 14(a) of the U.S. Exchange Act or the rules promulgated thereunder. Accordingly, this Circular has been prepared in accordance with disclosure requirements applicable in Canada, and the solicitations and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate law and Canadian Securities Laws. Shareholders in the United States should be aware that such requirements are different from those applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act. Information included in this Circular or incorporated by reference herein has been prepared in accordance with the requirements of Canadian Securities Laws, which differ from the requirements of U.S. Securities Laws. As at the date hereof, GameSquare and Engine are “foreign private issuers” within the meaning of Rule 405 under the U.S. Securities Act and Rule 3b-4 under the U.S. Exchange Act, although there can be no assurance that GameSquare and Engine will each remain “foreign private issuers” within the meaning of Rule 405 under the U.S. Securities Act and 3b-4 under the U.S. Exchange Act in the future.

IFRS Accounting Principles

Financial statements included or incorporated by reference in this Circular have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, which differs from U.S. GAAP in certain material respects, and thus they may not be comparable to financial statements of U.S. companies.

Enforcement of Civil Liabilities

The enforcement by securityholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of the Corporation and GameSquare are incorporated or organized outside the United States, that some or all of their respective directors and officers and the experts named in this Circular are not residents of the United States and that all or a substantial portion of their respective assets and the assets of said persons may be located outside the United States. As a result, securityholders in the United States may be unable to effect service of process within the United States upon the Corporation or GameSquare, their respective officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or any applicable securities laws of any state of the United States. In addition, securityholders in the United States should not assume that the courts of Canada: (i) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or any applicable securities laws of any state of the United States; or (ii) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or any applicable securities laws of any state of the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Circular and the documents incorporated into this Circular by reference contain “forward-looking statements” and “forward-looking information” within the meaning of Securities Laws (forward-looking statements and forward-looking information being collectively referred to as “forward-looking information”) that are based on expectations, estimates and projections as at the date of this Circular or the dates of the documents incorporated by reference, as applicable. This forward-looking information includes, but is not limited to, statements and information concerning: the Transaction; the anticipated timing for completion of the Transaction; the anticipated benefits of the Transaction; the likelihood of the Transaction being completed; the principal steps of the Transaction; statements made in, and based upon, the Fairness Opinion; statements relating to the business and future activities of the Corporation and GameSquare after the date of this Circular and prior to the Effective Time and after the Effective Time; shareholder and Court approval of the Transaction and the expected timing thereof; Regulatory Approval of the Transaction; the expected timing to complete the Transaction; and other statements that are not historical facts. To the extent any forward-looking information constitutes future-oriented financial information or financial outlook, as those terms are defined under applicable Canadian Securities Laws, such statements are being provided to describe the current anticipated effect of the Transaction, and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking information. This forward-looking information is based on the beliefs of the Corporation’s management, as well as on assumptions and other factors, which management believes to be reasonable based on information available at the time such information was given. Such assumptions include, among other things, the satisfaction of the terms and conditions of the Arrangement Agreement, including the approval of the Plan of Arrangement and its fairness by the Court, and the receipt of the required governmental and Regulatory Approvals and consents.

By its nature, forward-looking information, including future-oriented financial information or financial outlook, is based on assumptions and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information, including, without limitation: the Arrangement Agreement may be terminated in certain circumstances; the conditions to the completion of the Transaction may not be satisfied; general economic conditions; industry conditions; currency fluctuations; competition from other industry participants; and stock market volatility. This list is not exhaustive of the factors that may affect any of the forward-looking information contained herein.

Forward-looking information is information about the future and is inherently uncertain. There can be no assurance that the forward-looking information will prove to be accurate. Actual results could differ materially from those reflected in the forward-looking information as a result of, among other things, the matters set out or incorporated by reference in this Circular generally and economic and business factors, some of which may be beyond the control of the Corporation. Some of the more important risks and uncertainties that could affect forward-looking information are described further under the heading “Risk Factors Relating to the Transaction”. Additional risks are discussed under the heading “Additional Information Concerning Engine - Risk Factors” in Schedule D to this Circular, and under the heading “Information Concerning GameSquare - Risk Factors” in Schedule E to this Circular. The Corporation expressly disclaims any intention or obligation to update or revise any information contained in this Circular (including forward-looking information) except as required by applicable Laws, and Shareholders should not assume that any lack of update to information contained in this Circular means that there has been no change in that information since the date of this Circular and should not place undue reliance on forward-looking information.

SUMMARY

The following summary should be read together with the more detailed information contained elsewhere in the Circular, including the Schedules hereto. Capitalized terms have the meanings ascribed to such terms in the Glossary of Terms in Schedule A. This summary is qualified in its entirety by the more detailed information appearing or referred to elsewhere herein.

The Meeting, Record Date and Business of the Meeting

Date, Place and Time of Meeting

The Meeting will be held at the offices of Fogler, Rubinoff LLP located at TD Centre North Tower, Suite 3000, 77 King Street, Toronto, Ontario, at 10:00 a.m. (Toronto time) on March 8, 2023.

Record Date

The Engine Board has fixed the close of business on January 23, 2023, as the record date for the determination of the Shareholders entitled to receive notice of, and vote at, the Meeting. Only Shareholders whose names have been entered in the register of shareholders as of the close of business on January 23, 2023, will be entitled to receive notice of, and to vote at, the Meeting.

Business of the Meeting

At the Meeting, Shareholders will be asked to: (i) to receive the audited consolidated financial statements for the Corporation as at and for the financial years ended August 31, 2022, and August 31, 2021 and the auditor’s report thereon; (ii) to re-appoint Baker Tilly WM LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix the auditor’s remuneration; (iii) to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to approve the amended and restated Omnibus Plan; (iv) to elect directors to hold office until the earlier of the completion of the Transaction and the next meeting of the shareholders; (v) to elect directors to hold office effective from the completion of the Transaction to the next meeting of shareholders; (v) to consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution authorizing and approving the issuance of Engine Shares forming the consideration for the Transaction (as defined in the Circular); and (vi) to transact such other business as may properly come before the Meeting or any adjournment thereof.

Summary of the Transaction

Pursuant to the terms of the Arrangement Agreement, Engine will acquire all of the issued and outstanding GameSquare Shares. Pursuant to the Transaction, non-dissenting GameSquare Shareholders will receive, for each GameSquare Share they own immediately prior to the Effective Time, such number of Engine Shares as is equal to the number of GameSquare Shares held by the non-dissenting GameSquare Shareholder multiplied by the Exchange Ratio. Each outstanding GameSquare Option will be exchanged for a Replacement Option entitling the holder to a number of Engine Shares, as adjusted on the basis of the Exchange Ratio, and be subject to exercise thereof in accordance with the terms of the GameSquare Options, including payment of the exercise price, which will also be adjusted based upon the Exchange Ratio. All other material terms of the GameSquare Options will remain the same. Each outstanding GameSquare RSU will be exchanged for a Replacement RSU entitling the holder to a number of Engine Shares, as adjusted on the basis of the Exchange Ratio. All other material terms of the GameSquare RSUs will remain the same. Each GameSquare Warrant will be adjusted pursuant to its governing contractual instrument to entitle the holder to receive, upon due exercise, Engine Shares, adjusted on the basis of the Exchange Ratio.

Upon completion of the Arrangement, former GameSquare Shareholders will own approximately 60% of the Resulting Issuer, and current Engine Shareholders will own approximately 40% of the Resulting Issuer.

Fairness Opinion

Engine retained Haywood Securities Inc. to provide an opinion as to the fairness, from a financial point of view, of the Consideration Shares to be issued to the GameSquare Shareholders pursuant to the Arrangement Agreement.

On December 6, 2022, Haywood Securities Inc. verbally delivered its opinion, subsequently confirmed in writing, that as at the date thereof, the Consideration Shares to be paid to the GameSquare Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view to Engine. A copy of the written Fairness Opinion, setting out the assumptions made, matters considered, and limitations and qualifications on the review undertaken in connection with the Fairness Opinion, is attached to Schedule C to this Information Circular. Shareholders are urged to read the Fairness Opinion carefully and in its entirety.

The Fairness Opinion was provided solely for the information and assistance of the Engine Board in connection with its consideration of the Transaction and is not a recommendation to any Shareholder as to how to vote or act on any matter relating to the Transaction. The Fairness Opinion was only one factor that the Engine Board took into consideration in making its determination to recommend that the Shareholders vote in favour of the Transaction Resolution.

See “Schedule C - Fairness Opinion”.

Background to the Arrangement

The provisions of the Arrangement Agreement are the result of arm’s length negotiations conducted among representatives of Engine, GameSquare, and their respective legal and financial advisors, as applicable. See “The Transaction – Background to the Transaction” for a description of the background to the Arrangement.

Recommendation of the Board of Directors

Haywood has provided its opinion that, as of the date given and subject to the assumptions, limitations and qualifications contained therein, the consideration to be paid by Engine pursuant to the Arrangement is fair, from a financial point of view, to Engine. The full text of the opinion can be found at Schedule “C”. See “The Transaction – Fairness Opinion”. The Board, having taken into account such Fairness Opinion and such other matters it considered relevant, unanimously determined that the consideration to be paid by Engine under the Arrangement is fair to Engine and that the Arrangement is in the best interests of the Corporation. Accordingly, the Board of Directors unanimously recommends that Shareholders vote FOR the Transaction Resolution. See “The Transaction – Recommendation of the Board of Directors.”

Reasons for the Transaction

In evaluating the Transaction, and in making their recommendations, the Engine Board gave careful consideration to the current and expected future financial position of the Corporation and all terms of the Arrangement Agreement and the Plan of Arrangement. The Engine Board considered a number of factors including, among others, the following:

(a)	Significant financial profile. The GameSquare and Engine, combined, have delivered $70+ million of trailing twelve-month revenue (unaudited), reflecting a nearly doubling of revenues over that same period.

(b)	Enhanced financial predictability. The Transaction is expected to improve the recurring and reoccurring revenue profile of the combined business. Management believes that a larger, predictable revenue profile from the entity’s agency, programmatic, SaaS, sponsorships, and league fees provide an improved financial foundation for accelerated growth.

(c)	Highly Complementary Businesses. Management believes that the businesses within Engine and the GameSquare are highly complementary and expect significant opportunities for revenue synergies and acceleration of growth. The combination of creative digital agencies, an influencer marketing platform, innovative advertising solutions, leading programmatic businesses, an elite esports organization, audience intelligence technology, content production, and merchandise and consumer product design means that the Resulting Issuer will have a robust end-to-end suite of services for brands seeking to reach gaming and esports fans.

(d)	Global client base with limited cross over. Management believes the limited overlap of existing brands and clients will provide numerous opportunities for cross selling and optimization to clients, including, amongst others, The Kraft Heinz Group, Tyson Foods, Jack in the Box, HyperX, Epic Games, Microsoft, the Dallas Cowboys, Riot Games, Activision Blizzard, and Electronic Arts.

(e)	Large audience in gaming and esports. Management believes that the combination of GameSquare and Engine may result in an audience and reach as large as any gaming and esports company currently in the market; GameSquare has an audience of 220 million and Engine has 130 million monthly followers within the advertising network.

(f)	Improved access to U.S. investors and capital. The Resulting Issuer intends to retain Nasdaq and TSXV dual listing under the trading symbol “GAME”. Management believes that access to the U.S. financial markets as a gaming and esports company with significant revenue scale could represent an opportunity for valuation rerating catalyst for the Resulting Issuer.

(g)	Accelerated path to profitability. The Resulting Issuer is expected be on an accelerated path to profitability in 2023 as it will benefit from significant operating leverage, outsized revenue growth, and meaningful cost synergies following the Transaction.

(h)	Experienced management and board of directors. The Corporation expects to greatly benefit from substantial experience of the post-Transaction management team and a strong board of directors. The leadership team will be composed of executives from the Corporation and Engine that will have deep managerial expertise supported by the talented staff and leaders throughout the two companies.

(i)	Enhanced Capital Markets Profile. Increased scale of the Resulting Issuer would enhance its capital markets profile.

(j)	Expanded Platform for Future Growth. Management believes the Transaction is expected to deliver meaningful cost and revenue synergies as well as accelerate scale.

(k)	Terms of the Arrangement Agreement. The Arrangement Agreement is the result of an arm’s length negotiation process and includes terms and conditions that are reasonable in the circumstances including the right to match if GameSquare receives a Superior Proposal or amend the Arrangement Agreement in order for such Acquisition Proposal to cease to be a Superior Proposal. See “Arrangement Agreement – Right to Match”.

(l)	Shareholder Approval. The Shareholder Approval is protective of the rights of Shareholders. The Transaction Resolution must be approved by a majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting and entitled to vote.

(m)	Evaluation and Analysis. Engine has given lengthy consideration to the business, operations, assets, financial condition, operating results and prospects for the Resulting Issuer as well as current industry, economic and market conditions and related risks; and

(n)	Receipt of Fairness Opinion. The Engine Board has received the Fairness Opinion, in which Haywood Securities Inc. provided an opinion to the effect that, as of the date of such opinion and based upon and subject to the assumptions made, limitations considered and qualifications set forth therein, the Consideration Shares to be received under the Plan of Arrangement by the GameSquare Shareholders is fair, from a financial point of view, to Engine.

The Engine Board also considered a number of potential risks and potential negative factors relating to the Transaction. See also “Cautionary Statement Regarding Forward-Looking Information”.

Arrangement Mechanics

GameSquare Shareholders (other than GameSquare Shareholders who validly exercise their Dissent Rights) will ultimately receive the Consideration in exchange for each GameSquare Share pursuant to a series of transactions as set out in the Arrangement Agreement, which includes the following steps:

1.	each Dissenting Share held by a GameSquare Dissenting Shareholder shall be deemed to have been transferred by the holder thereof to GameSquare and GameSquare shall then be obliged to pay the GameSquare Shareholder fair market value for the GameSquare Share;

2.	each GameSquare Share outstanding immediately prior to the Effective Time will be transferred by the holder thereof to Engine for the Consideration;

3.	each GameSquare Option, to the extent it has not been exercised as at the Effective Date, will be transferred by the holder thereof to Engine for such number of Replacement Options issued by Engine under the Omnibus Plan equal to the Exchange Ratio and with an exercise price equal to the Replacement Option Exercise Price;

4.	each GameSquare RSU, to the extent it has not been exchanged for a GameSquare Share as at the Effective Date will be transferred by the holder thereof to Engine for such number of Replacement RSUs issued by Engine under the Omnibus Plan equal to the Exchange Ratio and reduced for any withholding or deduction for Taxes required in connection with the exchange of such GameSquare RSU;

5.	each GameSquare Warrant, to the extent it has not been exercised as at the Effective Date, will be transferred by the holder thereof to Engine for a Replacement Warrant issued by Engine to purchase such number of Engine Shares equal to the Exchange Ratio multiplied by the number of GameSquare Shares issuable on exercise of such GameSquare Warrant immediately prior to the Effective Time for an exercise price per Engine Share equal to Replacement Warrant Exercise Price; and

6.	the termination of the GameSquare Stock Option Plan and the GameSquare RSU Plan.

The GameSquare Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised will be deemed to be transferred to Engine (free and clear of all Liens), without any further act or formality, and such Dissenting Shareholders shall cease to have any rights as holders of such GameSquare Shares other than the right to be paid fair value for such GameSquare Shares as set out in the Arrangement Agreement.

Following the Transaction:

(a)	the Resulting Issuer will carry on the businesses previously carried on by Engine and GameSquare;

(b)	the board of directors of the Resulting Issuer will consist of seven (7) individuals: Justin Kenna, Travis Goff, Tom Walker, Jeremi Gorman, Tom Rogers, Lou Schwartz, and Stuart Porter;

(c)	the senior management of the Resulting Issuer shall be reconstituted as follows:

(1)	Justin Kenna – Chief Executive Officer of the Resulting Issuer;

(2)	Lou Schwartz – President of the Resulting Issuer;

(3)	Michael Munoz – Chief Financial Officer of the Resulting Issuer;

(4)	Matt Ehrens – Chief Technology Officer of the Resulting Issuer;

(5)	Jill Peters – Chief Media Officer of the Resulting Issuer;

(6)	Sean Horvath – Chief Revenue Officer of the Resulting Issuer;

(7)	Paolo DiPasquale – Chief Strategy Officer of the Resulting Issuer; and

(8)	John Wilk – General Counsel for the Resulting Issuer.

See Schedule “F” for additional information regarding the Resulting Issuer.

Required Shareholder Approval for the Transaction

Pursuant to the rules of the TSXV, the Transaction Resolution must be approved by a majority of Engine Shares represented in person or by proxy at the Meeting.

Completion of the Transaction

An arrangement under the OBCA requires Court approval. The hearing in respect of the Final Order is currently scheduled to take place on March 13, 2023 at 10:00 a.m. (Toronto time) in Toronto, Ontario.

If the Transaction is approved at the Meeting, the Final Order approving the Plan of Arrangement is issued by the Court and the applicable conditions to the completion of the Arrangement Agreement are satisfied or waived, the Plan of Arrangement is expected to take effect at 12:01 a.m. (Toronto time) on the Effective Date.

The Final Order, if granted, will constitute the basis for the Section 3(a)(10) exemption with respect to the issuance and distribution of the securities to be issued by Engine to GameSquare securityholders pursuant to the Plan of Arrangement. See “Securities Law Matters – U.S. Securities Laws”.

Canadian Securities Laws

A general overview of certain requirements of Canadian Securities Laws that may be applicable to Shareholders is included in this Circular under the heading “Securities Law Matters – Canadian Securities Laws”. All Shareholders are urged to obtain legal advice to ensure that their resale of Engine Shares complies with applicable Canadian Securities Laws.

All Shareholders residing outside Canada and the United States are advised to consult their own legal advisors regarding resale restrictions with respect to Engine Shares.

U.S. Securities Laws

A general overview of certain requirements of U.S. Securities Laws that may be applicable to Shareholders is described in this Circular under the heading “Securities Law Matters – U.S. Securities Laws”. All Shareholders are urged to obtain legal advice to ensure that their resale of Engine securities complies with applicable U.S. Securities Laws. Further information applicable to the holders of such securities resident in the United States is disclosed in this Circular under the heading “Notice to Securityholders in the United States”.

Risk Factors Relating to the Transaction

In assessing the Transaction, Shareholders should carefully consider the risk factors relating to the Transaction (which are not an exhaustive list of potentially relevant risks factors relating to the Transaction). These risk factors are discussed in this Circular.

See “Cautionary Statement Regarding Forward-Looking Information” and “Risk Factors Relating to the Transaction”.

Information Concerning the Resulting Issuer and Unaudited Pro Forma Financial Statements

Please see Schedule “G” for the unaudited pro forma financial statements of the Resulting Issuer which consist of the following: income statements for 9-months ended September 30, 2022, and 13-months ended December 31, 2021; and a balance sheet as at September 30, 2022.

Recommendation of the Engine Board

After careful consideration and having considered, among other things, the Fairness Opinion, the Engine Board has unanimously determined that the Transaction is in the best interests of the Corporation, is fair to the Shareholders, and has authorized the submission of the Transaction to the Shareholders for their approval at the Meeting. The members of the Engine Board have UNANIMOUSLY determined to recommend to the Shareholders that they vote FOR the Transaction Resolution.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may also be solicited personally or by telephone by directors, officers, and employees of the Corporation. The Corporation will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers of the Corporation. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting or at any adjournment thereof. You may do so either by inserting the name of that other person in the blank space provided in the Proxy (and striking out the names now designated) or by completing and delivering another suitable form of proxy. For instructions regarding the delivery of instruments of proxy, see below under the heading “Registered Shareholders.”

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to: each matter or group of matters identified therein for which a choice is not specified; any amendment to or variation of any matter identified therein; and any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy FOR the approval of such matter. Management is not currently aware of any other matter that could come before the Meeting. However, if any amendment or variation to any matter identified in the accompanying Notice or any other matter, which are not now known to management, should properly come before the meeting or any adjournment thereof, the Common Shares represented by properly executed proxies in favour of the person(s) designated by management in the enclosed Proxy will be voted on any such matter pursuant to such discretionary authority.

Registered Shareholders

A Registered Shareholder may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by completing, dating and signing the enclosed Proxy and returning it to the Corporation’s transfer agent, Computershare Trust Company of Canada (the “Transfer Agent”) as follows: by internet at www.investorvote.com; or by mail or hand delivery to 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1. To be effective, the Proxy must be received by not less than forty-eight (48) hours, excluding Saturdays, Sundays and statutory holidays in the Province of Ontario, before the time set for the holding of the Meeting or any adjournment(s) thereof (the “Proxy Deadline”).

Non-Registered Shareholders

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. However, in many cases, Shareholders of the Corporation are Non-Registered Shareholders, because the Common Shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is a Non-Registered Shareholder in respect of Common Shares which are held on behalf of that person, but which are registered either: (a) in the name of an intermediary that the Non-Registered Shareholder deals with in respect of the Common Shares (intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the intermediary is a participant. Non-Registered Shareholders do not appear on the list of Shareholders of the Corporation maintained by the Transfer Agent.

In accordance with the requirements as set out in National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Corporation has distributed copies of the Notice, this Circular, the Proxy and the supplemental mailing list return card (collectively, the “Meeting Materials”) to the clearing agencies and intermediaries for onward distribution to Non-Registered Shareholders who have advised their intermediaries that they object to such intermediaries providing their ownership information to the Corporation.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries will frequently use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, any Non-Registered Shareholder who has not waived the right to receive Meeting Materials will either:

(a)	be given the Proxy which has already been signed by the intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. Because the intermediary has already signed the Proxy, it is not required to be signed by the Non-Registered Shareholder when submitting it. If the Non-Registered Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the Non-Registered Shareholder must complete the Proxy and deposit it with the Corporation’s Transfer Agent, as provided above. If a Non-Registered Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the Non-Registered Shareholder must strike out the names of the persons named in the Proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided; or

(b)	(more typically) be given a voting instruction form (“VIF”) which is not signed by the intermediary, and which, when properly completed and signed by the Non-Registered Shareholder and returned to the intermediary or its service company, will constitute voting instructions which the intermediary must follow. Typically, the VIF will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the VIF will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the proxy to validly constitute a VIF, the Non-Registered Shareholder must remove the label from the instructions and affix it to the proxy, properly complete and sign the proxy and return it to the intermediary or its service company in accordance with the instructions of the intermediary or its service company. If the Non-Registered Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the holder’s behalf), the VIF must be completed, signed and returned in accordance with the directions on the form. If a Non-Registered Shareholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the Non-Registered Shareholder must complete, sign and return the VIF in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Shareholder.

In either case, the purpose of this procedure is to permit Non-Registered Shareholders to direct the votes attached to the Common Shares which they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Shareholder should strike out the names of the Management proxyholders named in the form and insert the Non-Registered Shareholder’s name in the blank space provided on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their intermediaries, including those regarding when and where the proxy or proxies authorization forms are to be delivered.

Exercise of Discretion by Proxies

The Engine Shares represented by an appropriate form of proxy will be voted on any ballot that may be conducted at the Meeting, or at any adjournment or postponement thereof, in accordance with the instructions contained on the form of proxy and, if the Shareholder specifies a choice with respect to any matter to be acted on, the Engine Shares will be voted accordingly. In the absence of instructions, such Engine Shares will be voted FOR each of the matters described in the Notice of Meeting.

The enclosed form of proxy, when properly completed and signed, confers discretionary authority upon the persons named therein to vote on any amendments to or variations of the matters described in the Notice of Meeting and on other matters, if any, which may properly be brought before the Meeting or any adjournment or postponement thereof, whether or not any amendments variations or other matters are routine or contested. As at the date hereof, management of the Corporation knows of no such amendments or variations or other matters to be brought before the Meeting. However, if any other matter which is not now known to management of the Corporation should properly be brought before the Meeting, or any adjournment thereof, the Engine Shares represented by such proxy will be voted on such matter in accordance with the judgment of the person named as proxy thereon.

Signing of Proxy

The form of proxy must be signed by the Shareholder or the duly appointed attorney thereof authorized in writing or, if the Shareholder is a corporation, by an authorized officer of such corporation. A form of proxy signed by the person acting as attorney of the Shareholder or in some other representative capacity, including an officer of a corporation which is a Shareholder, should indicate the capacity in which such person is signing. A Shareholder or his or her attorney may sign the form of proxy or a power of attorney authorizing the creation of a proxy by electronic signature provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such Shareholder or by or on behalf of his or her attorney, as the case may be.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by:

(a)	executing a Proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or, if the Registered Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the Proxy bearing a later date to the Transfer Agent or at the address of the Corporation at 77 King St. W., Suite 3000, Toronto, Ontario, M5K 1G8, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	by personally attending the Meeting and voting the Registered Shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Only Registered Shareholders have the right to revoke proxies. Any Non-Registered Shareholder who wishes to change its vote must arrange for its intermediary to revoke its proxy on its behalf.

Quorum

A quorum will be present at the Meeting if one or more voting persons are present in person or by proxy at the Meeting.

ADDITIONAL INFORMATION CONCERNING ENGINE

See Schedule D - Additional Information Concerning Engine, including the following sections: “Executive Compensation”, “Audit Committee” and “Corporate Governance”.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As of the date of this Circular, 16,027,267 Common Shares were issued and outstanding, with each Common Share carrying one vote in respect of each matter to be voted upon at a meeting of Shareholders.

As at the Record Date, to the knowledge of the Corporation, no person owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Corporation.

ANNUAL BUSINESS TO BE CONDUCTED AT THE MEETING

Audited Financial Statements

The Shareholders will receive and consider the audited financial statements of Engine for the fiscal years ended August 31, 2022, and August 31, 2021, together with the auditor’s report thereon.

Re-Appointment of Auditor

Management recommends the re-appointment of Baker Tilly WM LLP, Chartered Accountants, (“Baker Tilly”) as the auditors for the Corporation, to hold office until the next annual general meeting of Shareholders at a remuneration to be fixed by the Engine Board. Baker Tilly were first appointed as auditors of the Corporation on July 17, 2020.

The persons named in the accompanying form of proxy will, in the absence of specifications or instructions to withhold from voting on the form of proxy, vote FOR the re-appointment of Baker Tilly as the auditors of the Corporation, to hold office until the next annual meeting of shareholders of the Corporation and to authorize the Board to fix such auditor’s remuneration.

Election of Directors

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless a director’s office is earlier vacated in accordance with the provisions of the BCBCA, each Director elected will hold office until the conclusion of the next annual general meeting of the Corporation.

The articles of the Corporation provide that the Board may consist of a minimum of one (1) and a maximum of ten (10) directors to be elected annually. The Board is currently composed of six (6) directors: Tom Rogers, Louis Schwartz, Lawrence Rutkowski, Rudolph Cline-Thomas, Gregory Raifman and Stuart Porter. Management proposes to set the number of directors of the Corporation at five (5) for the ensuing year, subject to completion of the Transaction. It is proposed that all of the current members of the Board, except Lawrence Rutkowski, will be nominated at the Meeting (such directors, the “Nominees”).

In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the enclosed Proxy intend(s) to vote FOR the election as directors of the proposed Nominees whose names are set forth below, each of whom has been a director since the date indicated below opposite the proposed Nominee’s name.

Management does not contemplate that any of the proposed Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the Common Shares represented by properly executed proxies given in favour of such Nominee(s) may be voted by the person(s) designated by management of the Corporation in the enclosed Proxy, in their discretion, in favour of another Nominee.

The following table sets forth information with respect to each Nominee, including the number of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by such person or the person’s associates or affiliates as at the Record Date. The information as to Common Shares beneficially owned, or controlled or directed, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective proposed Nominees individually, and such information does not include Common Shares issuable upon the exercise of options, warrants or other convertible securities of the Corporation.

Name, City, Province/State and Country of Residence	Present Occupation and Positions with the Corporation	Director Since	Independent	Common Shares Held(1)	% Of Engine Shares Held or Controlled
Tom Rogers New York, New York, USA	Director of Frequency Networks, Inc. a Los Angeles based software and media company; Editor-at-Large at Newsweek; Contributor at CNBC; Chairman and CEO of TRget Media, LLC, a media investment and operations advisory firm since June 2003; and Executive Chairman and Director of the Corporation.	May 2020	No	259,535	1.6%
Louis Schwartz Atlanta, Georgia, USA	CEO of the Corporation since November 2020; previously the CEO of Frankly, Inc. from April 12, 2018 to November 2020.	July 2020	No	263,126	1.6%
Gregory Raifman(2)(3)(4)(6) Kamas, UT, USA	Director of the Corporation; former President of Nexstar Digital, LLC, a wholly owned subsidiary of Nexstar Media Group, Inc. [Nasdaq: NXST].	July 2022	Yes	0	0%
Stuart Porter(2) Boston, MA, USA	Director of the Corporation. Founder of Denham Capital and is its Chief Executive Officer and Chief Investment Officer.	January 2022	Yes	1,546,400	9.6%
Rudolph Cline-Thomas(2) (3)(4) New York, New York, USA	Founder and Managing Partner of venture fund MASTRY. Founder of commercial real estate investment firm Mastry Properties. Serves on Salesforce Global Advisory Board (NYSE: CRM). Strategic advisor to Gucci. Board advisor for Jumia Technologies (NYSE: JMIA) and Zuora (NYSE: ZUO). Director of the Corporation.	July 2021	Yes	17,600	0.11%

Notes:

(1)	Information in the table above is derived from the Corporation’s review of insider reports filed with System for Electronic Disclosure by Insiders (SEDI) and from information furnished by the respective director Nominees.
(2)	Member of the Audit Committee.
(3)	Member of the Nominating and Governance Committee.
(4)	Member of the Compensation Committee.
(5)	Chair of the Audit Committee.
(6)	Chair of Compensation Committee.
(7)	Chair of Nominating and Governance Committee.

Cease Trade Orders, Sanctions and Bankruptcies

To the knowledge of the Corporation, as of the date hereof, no Nominee, except as described below:

(a)	is, or has been, within 10 years before the date hereof, a director, CEO or CFO of any company (including the Corporation) that:

●	was subject to an order that was issued while the proposed director was acting in the capacity as director, CEO or CFO, or

●	was subject to an order that was issued after the proposed director ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO;

(b)	is, or has been, within 10 years before the date hereof, a director or executive officer of any company (including the Corporation) that, while such Nominee was acting in that capacity, or within a year of such Nominee ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such Nominee.

For the purposes of the above section, the term “order” means: a cease trade order, including a management cease trade order; an order similar to a cease trade order; or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.

To the knowledge of the Corporation, as of the date hereof, no Nominee has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body,

that would likely be considered important to a reasonable Shareholder in deciding to vote for a proposed director.

June 2020 Cease Trade Order

On June 22, 2020, the Ontario Securities Commission (“OSC”) issued a temporary cease trade order against the Corporation for failure to file its second quarter interim financial statements for the six-month period ended February 29, 2020, the related management’s discussion and analysis and certificates of its CEO and CFO (the “Q2 Filings”). On July 8, 2020, the Corporation filed the Q2 Filings. The OSC lifted the cease trade order on July 10, 2020. The Corporation was reinstated for trading on the TSXV and the Common Shares resumed trading on July 27, 2020. At the time, Louis Schwartz, Tom Rogers and Michael Munoz were directors or officers of the Corporation.

Conflicts of Interest

In the event conflicts of interest arise at a meeting of the Board, a director who has such a conflict will declare the conflict and abstain from voting. In appropriate cases, the Corporation will establish a special committee of independent non-executive directors (drawn from the majority of its members who must at all times be “independent” within the meaning of NI 52-110) to review a matter in which one or more directors or management may have a conflict.

Except as disclosed in this Circular, to the best of the Corporation’s knowledge, there are no known existing or potential material conflicts of interest between the Corporation or any subsidiary of the Corporation and any director or officer of the Corporation or any subsidiary of the Corporation, except that certain of the directors of the Corporation serve as directors and officers of other companies and it is therefore possible that a conflict may arise between their duties as a director or officer of the Corporation and their duties as a director or officer of such other companies. Where such conflicts arise, they will be addressed as indicated above.

Election of Resulting Issuer Directors

Should the Transaction be completed, it is anticipated that the board of directors of the Resulting Issuer will consist of seven (7) individuals: Justin Kenna, Travis Goff, Tom Walker, Jeremi Gorman, Tom Rogers, Lou Schwartz, and Stuart Porter (the “Resulting Issuer Directors”).

As such, Engine Shareholders are also being asked to pass an ordinary resolution to take effect on completion of the Transaction, (a) fixing the board of directors of the Resulting Issuer at seven (7) members and (b) electing the Resulting Issuer Directors as directors to hold office from the completion of the Transaction until the next meeting of Engine Shareholders called for the purposes of electing directors or until their successors are otherwise appointed.

See “Information Concerning the Resulting Issuer – Directors and Officers” for more information regarding the Resulting Issuer Directors, including their names and municipalities of residence, the number of Resulting Issuer Shares anticipated to be beneficially owned or controlled or directed, directly or indirectly, by them on completion of the Transaction, the offices to be held by each of them in the Resulting Issuer, and the present principal occupation of each of them.

In the absence of a contrary instruction, the person(s) designated by management of the Corporation in the enclosed Proxy intend(s) to vote FOR the election of the proposed nominees as the Resulting Issuer Directors.

Management does not contemplate that any of the Resulting Issuer Directors will be unable to serve as directors of the Resulting Issuer on completion of the Transaction; however, if for any reason, any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management nominees will be voted for another nominee in their discretion unless the Engine Shareholder has specified in their proxy that their Engine Shares are to be withheld from voting in the election of directors.

In the event the Transaction is not completed, assuming their election, Tom Rogers, Louis Schwartz, Rudolph Cline-Thomas, Gregory Raifman and Stuart Porter will remain as directors of the Corporation and hold office until the next meeting of Engine Shareholders called for the purposes of electing directors or until their successors are otherwise appointed.

The biographies for Tom Rogers, Lou Schwartz, and Stuart Porter, who will be continuing with Resulting Issuer, are set out in “Schedule D – Additional Information Concerning Engine – Directors and Officers”. The biographies for Justin Kenna, Travis Goff, Tom Walker, and Jeremi Gorman are set out in “Schedule E - Information Concerning GameSquare – Directors and Officers”.

SPECIAL BUSINESS TO BE CONDUCTED AT THE MEETING

Omnibus Plan

Management recommends Shareholders approve the ordinary resolution confirming the amended and restated Omnibus Plan, including an increase to the number of securities available under the Omnibus Plan. The Corporation has adopted the Omnibus Plan in accordance with the policies of the TSXV which provides that the Board may from time to time, in its discretion and in accordance with TSXV requirements, grant to directors, officers, employees and consultants of the Corporation and/or its affiliates (“Eligible Participants”), Common Share purchase options (“Options”), restricted share units (“RSUs”), and deferred share units (“DSUs”, and collectively with the Options and RSUs, the “Awards”).

The amended and restated Omnibus Plan would provide the Board with the flexibility to make broader and different forms of equity awards for Eligible Participants and thereby maintain a competitive compensation structure. Further, the use of a wider range of equity-based compensation as part of a total compensation package gives the Board more flexibility in setting the base salaries of the various Eligible Participants. This would give the Corporation greater control over the management of its fixed cash expenses in the area of employee compensation.

Under the policies of the TSXV, RSUs and DSUs are subject to a 1-year vesting period except in certain circumstances. Further, Directors may grant Awards with vesting periods as the circumstances require. The Omnibus Plan authorizes the Board to grant Awards to Eligible Participants on the following terms:

1.	Under the Omnibus Plan, the total number of Common Shares reserved and available for grant and issuance pursuant to Options shall not exceed 10% of the issued and outstanding Common Shares at the time of grant. As described in the Omnibus Plan, the exercise price for Shares that are the subject of any Option are fixed by the Board when such Option is granted but will not be less than the last closing price of the Shares on the principal stock exchange on which the Shares are listed prior to the date of grant. While the term in which the Option is exercisable will vary based on the determination of the Board at the time of grant, the Option will not expire on a date that is later than ten (10) years from the date the Option was granted.

2.	For so long as the Corporation is listed on the TSXV or on another exchange that requires the Corporation to fix the number of Common Shares to be issued in settlement of Awards that are not Options, the maximum number of Common Shares available for issuance pursuant to the settlement of RSUs and DSUs together shall be an aggregate of 4,268,586 Common Shares. Eligible Participants are entitled to redeem DSUs during the period commencing on the Business Day immediately following the Termination Date (as defined in the Omnibus Plan) and ending on the date that is 1 year following the Termination Date. RSUs must be settled by the Eligible Participant at a time beginning on the first Business Day following the RSU Vesting Determination Date (as defined in the Omnibus Plan) but no later than three (3) years after the RSU is granted.

3.	The aggregate number of Common Shares issuable to Insiders at any time, under all of the Corporation’s Share Compensation Arrangements, shall not exceed 10% of the Corporation’s issued and outstanding Common Shares at any point in time, unless the Corporation has obtained disinterested shareholder approval as required by the policies of the TSXV.

4.	The aggregate number of Common Shares for which Awards may be issued to any one participant in any 12-month period shall not exceed 5% of the outstanding Common Shares, unless the Corporation obtains disinterested shareholder approval as required by the policies of the TSXV. The aggregate number of Common Shares for which Awards may be issued to any one consultant within any 12-month period shall not exceed 2% of the outstanding Common Shares, calculated on the date an Award is granted to the consultant. The aggregate number of Common Shares for which Options may be issued to any Investor Relations service provider (as defined by the TSXV) within any 12-month period shall not exceed 2% of the outstanding Common Shares, calculated on the date an Option is granted to such persons. Investor Relations service providers are not eligible to receive any Award of RSUs or DSUs.

5.	Unless disinterested shareholder approval as required by the policies of the TSXV is obtained, the aggregate number of Engine Shares (i) issued to Insiders under the Omnibus Plan or any other proposed or established Share Compensation Arrangement within any 12-month period and (ii) issuable to Insiders at any time under the Omnibus Plan or any other proposed or established Share Compensation Arrangement, shall in each case not exceed ten percent (10%) of the total issued and outstanding Shares of the Corporation (on a non-diluted basis) from time to time.

6.	The Board shall not make grants of Awards to Directors if, after giving effect to such grants of Awards, the aggregate number of Shares issuable to Directors, at the time of such grant, under all of the Corporation’s Share Compensation Arrangements would exceed 2% of the issued and outstanding Common Shares on a non-diluted basis, provided that such limit shall not apply to (i) Awards taken in lieu of any cash retainer or meeting director fees, and (ii) a one-time initial grant to a Director upon such Director joining the Board.

7.	All Awards granted or issued under the Omnibus Plan must be redeemed within 12-months of ceasing to be an Eligible Participant under the Omnibus Plan. In the case of death of an Eligible Participant, any claim for outstanding entitlement to Awards by an Eligible Participant’s heirs or administrators must be made within 12-months of death.

8.	All Awards granted or issued under the Omnibus Plan are non-transferable and non-assignable in any manner, including assignment, except as may be permitted by TSXV policies.

The Board may provide the circumstances in which Awards shall be exercised, vested, paid or forfeited in the event a participant ceases to provide service to the Corporation or any affiliate of the Corporation prior to the end of a performance period or exercise or settlement of such Award. On the occurrence of a Change in Control (as such term is defined in the Omnibus Plan) and unless otherwise provided in an Award Agreement (as such term is defined in the Omnibus Plan) or a written employment contract between the Corporation and a participant and except as otherwise set out as follows, the Board, may provide that: (1) the successor corporation or entity will assume each Award or replace it with a substitute Award on terms substantially similar to the existing Award; (2) the Awards will be surrendered for a cash payment made by the successor corporation or entity equal to the fair market value thereof; or (3) any combination of the foregoing will occur, provided that the replacement of any option with a substitute option shall comply with the provisions of subsection 7(1.4) of the Income Tax Act (Canada) and the replacement of any Award with a substitute option, DSU or RSU shall be such that the substitute Award shall continuously be governed by section 7 of the Income Tax Act (Canada).

If within 12 months following a Change in Control (unless otherwise provided in an Award Agreement or a written employment contract between the Corporation and a participant), a participant or a participant’s service, consulting relationship, or employment with the Corporation, or continuing entity is terminated without cause, or the participant resigns from his or her employment as a result of either (i) the Corporation requiring the participant to be based at a location in excess of one hundred (100) kilometers from the location of the participant’s principal job location or office immediately prior to a Change in Control; or (ii) a reduction in the participant’s base salary, or a substantial reduction in the participant’s target compensation under any incentive compensation plan, as in effect as of the date of a Change in Control, then all Awards then held by such participant (and, if applicable, the time during which such Awards may be exercised) shall immediately vest. In the event that an Award is subject to vesting upon the attainment of Performance Criteria (as defined in the Omnibus Plan) and falls within a permitted exception to the 12-month vesting requirement in TSXV policies, then the number of Options or RSUs that shall immediately vest will be determined by multiplying the Award agreement by the pro rata Performance Criteria achieved by the Termination Date (as defined in the Omnibus Plan).

The Board may amend the Omnibus Plan or any Award at any time without the consent of a participant provided that such amendment shall (i) not adversely alter or impair any Award previously granted except as permitted by the terms of the Omnibus Plan, (ii) be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the TSXV, and (iii) be subject to shareholder approval, where required by law, the requirements of the TSXV or the Omnibus Plan, provided however that shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to: (A) amendments of a general housekeeping or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the Omnibus Plan; and (B) changes that alter, extend or accelerate the terms of vesting or settlement applicable to any Award provided that for Options it does not entail an extension beyond the original expiry date.

As described in the Omnibus Plan, the following amendments require the approval of Shareholders: (i) a change to the maximum number of Common Shares that may be made the subject of Awards under the Omnibus Plan; (ii) any amendment which reduces the exercise price of any Award, as applicable, after such Awards have been granted or any cancellation of an Award and the substitution of that Award by a new Award with a reduced price; (iii) any amendment which extends the expiry date of any Award, or the restriction period of any RSU beyond the original expiry date; (iv) any amendment which would have the potential of broadening or increasing participation by insiders; (v) any amendment which would permit any Award granted under the Omnibus Plan to be transferable or assignable by any participant other than for normal estate settlement purposes; (vi) any amendment which increases the maximum number of Shares that may be (a) issuable to insiders, associates of such insiders, consultants or persons retained to provide Investor Relations Activities at any time; or (b) issued to insiders, associates of such insiders, consultants or persons retained to provide Investor Relations Activities under the Omnibus Plan and any other proposed or established share compensation arrangement in a one-year period; (vii) increase limits imposed on the participation of non-employee directors that are not officers or employees of the Corporation; (viii) otherwise cause the Omnibus Plan to cease to comply with any tax or regulatory requirement, including for these purposes any approval or other requirement; or (ix) any amendment to the amendment provisions of the Omnibus Plan. Common Shares held directly or indirectly by insiders benefiting from the amendments in sections (ii) and (iii) above shall be excluded when obtaining such shareholder approval.

The Board may, subject to regulatory approval, discontinue the Omnibus Plan at any time without the consent of the participants provided that such discontinuance shall not materially and adversely affect any Awards previously granted to a Participant under the Omnibus Plan.

The Board (or the designate committee of the Board) may, by resolution, but subject to applicable regulatory approvals, decide that any of the provisions of the Omnibus Plan concerning the effect of termination of the participant’s employment shall not apply for any reason acceptable to the Board (or a committee thereof).

The Omnibus Plan was approved by shareholders of the Corporation at a meeting held on October 6, 2021, which amends and restates the equity incentive plan which was previously established as of July 15, 2020. As of January 23, 2023, there were an aggregate of 3,097,427 Options, nil DSUs, and 457,228 RSUs outstanding under the existing Omnibus Plan.

In order to be adopted, the resolution approving the amended and restated Omnibus Plan must be passed by a simple majority of the votes cast in person or by proxy at the Meeting of shareholders.

In the absence of contrary directions, the management designees of Engine intend to vote proxies in the accompanying form of proxy in favour of approve the ordinary resolution confirming the amended and restated Omnibus Plan.

Approval of the Transaction Resolution

At the Meeting, Shareholders will be asked to consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution authorizing and approving the issuance of Engine Shares forming the consideration for the Transaction (as defined in the Circular). To be effective, the Transaction Resolution must be approved by a majority of Engine Shares outstanding and entitled to vote thereon, in person or represented by proxy, at the Meeting. A copy of the Transaction Resolution is set out in Schedule B of this Circular.

Unless otherwise directed in properly completed forms of proxy, it is the intention of the individuals named in the enclosed form of proxy to vote FOR the Transaction Resolution. If you do not specify how you want your Engine Shares to be voted at the Meeting, the persons named as proxyholders in the enclosed form of proxy will cast the votes represented by your proxy at the Meeting FOR the Transaction Resolution.

If the Transaction Resolution is approved at the Meeting, the Final Order approving the Plan of Arrangement is issued by the Court and the applicable conditions to the completion of the Arrangement Agreement are satisfied or waived, the Plan of Arrangement is expected to take effect at 12:01 a.m. (Toronto time) on the Effective Date, which is expected to occur in March 2023 or such other date as may be agreed by GameSquare and the Corporation.

THE TRANSACTION

Purpose of the Transaction

The Arrangement Agreement provides that Engine will acquire all the issued and outstanding GameSquare Shares in accordance with the Exchange Ratio. As a result, former GameSquare Shareholders will own approximately 60% of the Resulting Issuer, and current Engine shareholders approximately 40% of the Resulting Issuer.

Background to the Transaction

The provisions of the Arrangement Agreement are the result of arm’s length negotiations conducted among representatives of Engine, GameSquare, and their respective legal and financial advisors, as applicable. The following is a summary of the principal events, meetings, negotiations, discussions and actions among the parties leading up to the execution and public announcement of the Arrangement Agreement.

On August 26, 2022, Engine and GameSquare entered into a confidentiality agreement and the Parties’ management teams commenced discussions about possible transactions that could add value for both Parties (the “Confidentiality Agreement”) and discussions continued over the next several months.

On October 6, 2022, Engine announced that it had commenced a process to explore and evaluate strategic options to enhance and preserve Shareholder value, including a merger, reverse merger, acquisition, or other business combination.

On October 13, 2022, Engine and GameSquare entered into a non-binding letter of intent which expressed interest from both sides to continue to advance the discussions towards formulating a transaction structure which would be acceptable to both parties.

On October 29, 2022, Engine and GameSquare entered an amending non-binding letter of intent (the “LOI”) with limited validity and subject to certain other conditions, which set out the general terms of a transaction structure that would result in Engine Shareholders owning 40% of the resulting entity and GameSquare Shareholders owning 60% of the resulting entity.

After entering into the amending LOI, Engine management formed a comprehensive due diligence team, which conducted in depth due diligence on GameSquare’s businesses.

On December 6, 2022, Haywood was retained by Engine to act as financial advisor in respect of any potential transaction involving GameSquare, including to provide an independent fairness opinion to the Board with respect to the consideration to be paid by Engine pursuant to the Arrangement.

Between November 10, 2022 and December 7, 2022, Engine continued to monitor the state of the capital markets, and, along with legal counsel to Engine and GameSquare and their other respective professional advisors, negotiated and settled the final outstanding terms of the Arrangement Agreement.

On December 6, 2022, at a meeting of the Board, following presentations by Mr. Schwartz on behalf of Engine management, Haywood and after full consideration of the relevant factors including those set forth under the heading “Reasons for the Transaction” below, the Board unanimously resolved to approve the entering into of the Arrangement Agreement, determined that it is in the best interest of Engine for the Arrangement to be consummated and for the Board to support the Arrangement, and recommended that Shareholders vote their Engine Shares in favour of the Transaction Resolution.

On December 7, 2022, Engine and GameSquare executed the Arrangement Agreement and the Arrangement was publicly announced prior to market open of the TSXV and Nasdaq on December 8, 2022.

Fairness Opinion

Engine retained Haywood Securities Inc. to provide an opinion as to the fairness, from a financial point of view, of the Consideration Shares to be issued to the GameSquare Shareholders pursuant to the Plan of Arrangement.

On December 6, 2022, Haywood Securities Inc. verbally delivered its opinion, subsequently confirmed in writing, that as at the date thereof, the Consideration Shares to be paid to the GameSquare Shareholders pursuant to the Plan of Arrangement is fair, from a financial point of view to Engine. A summary of the Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Fairness Opinion, is attached as Schedule C to this Circular.

The Fairness Opinion was provided solely for the information and assistance of the Engine Board in connection with its consideration of the Transaction and is not a recommendation to any Shareholder as to how to vote or act on any matter relating to the Transaction. The Fairness Opinion was only one factor that the Engine Board took into consideration in making its determination to recommend that the Shareholders vote in favour of the Transaction Resolution.

Recommendation of the Engine Board

After careful consideration and having considered, among other things, the Fairness Opinion, the Engine Board has unanimously determined that the Transaction is, and continues to be, in the best interests of the Corporation and that the Transaction is fair to Engine and has authorized the submission of the Transaction to the Shareholders for their approval at the Meeting. The Engine Board has determined unanimously to recommend to the Shareholders that they vote FOR the Transaction Resolution.

Reasons for the Transaction

In evaluating the Transaction, and in making their recommendations, the Engine Board gave careful consideration to the current and expected future financial position of the Corporation and all terms of the Arrangement Agreement. The Engine Board considered several factors including, among others, the following:

(a)	Significant financial profile. GameSquare and Engine, combined, have delivered $70+ million of trailing twelve-month revenue (unaudited), reflecting a nearly doubling of revenues over that same period.

(b)	Enhanced financial predictability. The Transaction is expected to improve the recurring and reoccurring revenue profile of the combined business. Management believes that a larger, predictable revenue profile from the entity’s agency, programmatic, SaaS, sponsorships, and league fees provide an improved financial foundation for accelerated growth.

(c)	Highly Complementary Businesses. Management believes that the businesses within Engine and GameSquare are highly complementary and expect significant opportunities for revenue synergies and acceleration of growth. The combination of creative digital agencies, an influencer marketing platform, innovative advertising solutions, leading programmatic businesses, an elite esports organization, audience intelligence technology, content production, and merchandise and consumer product design means that the Resulting Issuer will have a robust end-to-end suite of services for brands seeking to reach gaming and esports fans.

(d)	Global client base with limited cross over. Management believes the limited overlap of existing brands and clients will provide numerous opportunities for cross selling and optimization to clients, including, amongst others, The Kraft Heinz Group, Tyson Foods, Jack in the Box, HyperX, Epic Games, Microsoft, the Dallas Cowboys, Riot Games, Activision Blizzard, and Electronic Arts.

(e)	Large audience in gaming and esports. Management believes that the combination of GameSquare and Engine may result in an audience and reach as large as any gaming and esports company currently in the market; GameSquare has an audience of 220 million and Engine has 130 million monthly followers within the advertising network.

(f)	Improved access to U.S. investors and capital. The Resulting Issuer intends to retain Nasdaq and TSXV dual listing under the ticker symbol GAME. Management believes that access to the U.S. financial markets as a gaming and esports company with significant revenue scale could represent an opportunity for valuation rerating catalyst for the Resulting Issuer.

(g)	Accelerated path to profitability. The Resulting Issuer is expected be on an accelerated path to profitability in 2023 as it will benefit from significant operating leverage, outsized revenue growth, and meaningful cost synergies following the Transaction.

(h)	Experienced management and board of directors. The Corporation expects to greatly benefit from substantial experience of the post-Transaction management team and a strong board of directors. The leadership team will be composed of executives from GameSquare and Engine that will have deep managerial expertise supported by the talented staff and leaders throughout the two companies.

(i)	Enhanced Capital Markets Profile. Increased scale of the Resulting Issuer would enhance its capital markets profile.

(j)	Expanded Platform for Future Growth. Management believes the Transaction is expected to deliver meaningful cost and revenue synergies as well as accelerate scale.

(k)	Terms of the Arrangement Agreement. The Arrangement Agreement is the result of an arm’s length negotiation process and includes terms and conditions that are reasonable in the circumstances including the right to match or amend the Arrangement Agreement if GameSquare receives a Superior Proposal. See “Arrangement Agreement – Right to Match”.

(l)	Evaluation and Analysis. Engine has given lengthy consideration to the business, operations, assets, financial condition, operating results and prospects for the Resulting Issuer as well as current industry, economic and market conditions and related risks.

(m)	Receipt of Fairness Opinion. The Engine Board has received the Fairness Opinion, in which Haywood opined that, as of the date of such opinion and based upon and subject to the assumptions made, limitations considered and qualifications set forth therein, the Consideration to be received under the Plan of Arrangement by the GameSquare Shareholders is fair, from a financial point of view to Engine Shareholders.

The Engine Board also considered a number of potential risks and potential negative factors relating to the Transaction, including the following:

(n)	Completion Risk. If the Transaction is not completed, Engine will have incurred significant costs in pursuing the Transaction and the management of Engine will have their attention diverted from Engine’s business;

(o)	Termination Rights of GameSquare. GameSquare has the right to terminate the Arrangement Agreement under certain limited circumstances; and

(p)	Non-Solicitation Covenants. There are limitations contained in the Arrangement Agreement on Engine’s ability to solicit additional interest from third parties.

The reasons of the Engine Board for recommending the Transaction include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors Relating to the Transaction” in this Circular.

The Engine Board evaluated all the factors summarized above in light of their knowledge of the business and operations of the Corporation and based on the advice of financial and legal advisors to the Engine Board and in the exercise of their business judgment. However, the foregoing summary of the information and factors considered by the Engine Board is not intended to be exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Transaction, the Engine Board did not find it practicable to, and did not, quantify, rank or otherwise attempt to assign relative weights to the foregoing factors considered in their determinations. In addition, in considering the factors described above, individual members of the Engine Board may have given different weights to various factors and may have applied different analysis to each of the material factors considered by the Engine Board.

Arrangement Mechanics

The following description is qualified in its entirety by reference to the full text of the Arrangement Agreement, which is referred to by reference herein and can be obtained from the Corporation’s profile on SEDAR at www.sedar.com. Engine will acquire all the GameSquare Shares in exchange for Engine Shares, to be completed under the Plan of Arrangement pursuant to the Business Corporations Act (Ontario).

At the Effective Time and pursuant to the Arrangement Agreement, the following transactions, among others, will occur and will be deemed to occur sequentially in the following order:

1)	at the Effective Time, each Dissenting Share held by a GameSquare Dissenting Shareholder shall be deemed to have been transferred by the holder thereof to GameSquare and GameSquare shall then be obliged to pay the amount therefor determined and payable in accordance with Article 4 of the Arrangement Agreement, and:

(a)	the GameSquare Dissenting Shareholder will cease to be the holder thereof or to have any rights as a holder in respect of such Dissenting Share other than the right to be paid the fair value of such Dissenting Share determined and payable in accordance with Article 4 of the Arrangement Agreement; and
(b)	the name of each GameSquare Dissenting Shareholder shall be removed from the register of GameSquare Shareholders and such Dissenting Shares shall be automatically cancelled and cease to be outstanding;

2)	each GameSquare Share outstanding immediately prior to the Effective Time (other than Dissenting Shares), shall be, and shall be deemed to be, transferred by the holder thereof to Engine in consideration for the Consideration, and:

(a)	holders of such GameSquare Shares shall cease to be the holder thereof, and shall cease to have any rights as a holder thereof other than the right to receive the Consideration pursuant to the Arrangement Agreement;
(b)	the names of holders of such GameSquare Shares shall be removed from the register of GameSquare Shareholders; and
(c)	Engine shall be deemed to be the transferee of such GameSquare Shares (free and clear of all Liens) and shall be entered in the register of GameSquare Shareholders maintained by or on behalf of GameSquare;

3)	each GameSquare Option, to the extent it has not been exercised as at the Effective Date, and notwithstanding the terms of the GameSquare Stock Option Plan, will be transferred by the holder thereof to Engine for such number of Replacement Options issued by Engine under the Omnibus Plan equal to the Exchange Ratio and each such Replacement Option shall have an exercise price per Engine Share equal to the exercise price per share of such GameSquare Option for which it was exchanged immediately prior to the Effective Time divided by the Exchange Ratio and rounded up to the nearest whole cent, and:

(a)	such GameSquare Option shall thereupon be cancelled;
(b)	the term to expiry, conditions to and manner of exercise (including vesting schedules) and other terms and conditions of each of the Replacement Options shall be the same as the terms and conditions of the GameSquare Option for which they were exchanged;
(c)	any document previously evidencing such GameSquare Option shall thereafter evidence and be deemed to evidence such Replacement Options and no certificates evidencing the Replacement Options shall be issued; and
(d)	notwithstanding the foregoing, if required in order for subsection 7(1.4) of the Income Tax Act of Canada apply to such exchange of options, the exercise price of a Replacement Option will be increased such that the In-The-Money Amount of the Replacement Option immediately after the exchange does not exceed the In-The-Money Amount of the GameSquare Option immediately before the exchange;

4)	each GameSquare RSU, to the extent it has not been exchanged for a GameSquare Share as at the Effective Date, notwithstanding the terms of the GameSquare RSU Plan, shall be transferred by the holder thereof to Engine for such number of Replacement RSUs issued by Engine under the Omnibus Plan equal to the Exchange Ratio and reduced for any withholding or deduction for Taxes required in connection with the exchange of such GameSquare RSU, and:

(a)	such GameSquare RSU shall thereupon be cancelled;
(b)	the term to expiry and conditions to vesting and other terms and conditions of each of the Replacement RSUs shall be the same as the terms and conditions of the GameSquare RSU for which they were exchanged; and
(c)	any document previously evidencing such GameSquare RSU shall thereafter evidence and be deemed to evidence such Replacement RSUs and no certificates evidencing the Replacement RSUs shall be issued;

5)	each GameSquare Warrant, to the extent it has not been exercised as at the Effective Date, will be transferred by the holder thereof to Engine for a Replacement Warrant issued by Engine to purchase such number of Engine Shares equal to the Exchange Ratio multiplied by the number of GameSquare Shares issuable on exercise of such GameSquare Warrant immediately prior to the Effective Time for an exercise price per Engine Share equal to the exercise price per share of such GameSquare Warrant immediately prior to the Effective Time divided by the Exchange Ratio and rounded up to the nearest whole cent, and:

(a)	the GameSquare Warrants shall thereupon be cancelled;
(b)	the term to expiry, conditions to and manner of exercise and other terms and conditions of each of the Replacement Warrants shall be the same as the terms and conditions of the GameSquare Warrant for which it is exchanged; and
(c)	any document previously evidencing a GameSquare Warrant shall thereafter evidence and be deemed to evidence such Replacement Warrant and no certificates evidencing the Replacement Warrants shall be issued; and

6)	each of the GameSquare Stock Option Plan and the GameSquare RSU Plan shall be terminated and, for greater certainty, all rights thereunder to receive any securities of GameSquare or other benefits formerly held by GameSquare Securityholders shall be extinguished.

Arrangement Consideration

As at the close of business on January 23, 2023, there were 16,027,267 Engine Shares issued and outstanding.

Engine expects to issue approximately 25,622,0581 million Engine Shares pursuant to the Plan of Arrangement. Approximately 5,467,2142 Engine Shares will be reserved for issuance and may be issued upon the exercise of GameSquare Warrants, GameSquare Options and GameSquare RSUs outstanding as at the Effective Time.

Required Shareholder Approval for the Transaction

As per the rules of the TSXV, the Transaction Resolution must be approved by not less than a majority of the Engine Shares voted in person or represented by proxy at the Meeting.

1 Based on 310,119,320 shares of GameSquare outstanding as of the Record Date (assuming PVS conversion).

2 Based on 19,205,958 options, 3,610,023 RSUs and 43,357,024 warrants outstanding as of the Record Date.

Interests of Certain Persons in the Transaction

In considering the Transaction and the recommendation of the Engine Board with respect to the Transaction, Shareholders should be aware that certain directors and certain senior officers of the Corporation have interests in connection with the Transaction that may present them with actual or potential conflicts of interest. The Engine Board is aware of these interests and considered them along with other matters described under “The Transaction – Reasons for the Transaction”. These interests and benefits are described below.

Except as otherwise disclosed below or elsewhere in this Circular, all benefits received, or to be received, by directors or executive officers of Engine as a result of the Transaction are, and will be, solely in connection with their services as directors or employees of Engine. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such person for Engine Shares, nor is it, or will it be, conditional on the person supporting the Transaction.

Engine Shares

As at the Record Date, the directors and executive officers of Engine exercised control or direction, directly or indirectly, or beneficially owned, 2,151,282 Engine Shares representing in the aggregate approximately 13.4% of all issued and outstanding Engine Shares. All of the Engine Shares held by such directors and executive officers of Engine will be treated in the same fashion under the Transaction as Engine Shares held by all other Shareholders.

See “The Transaction – Arrangement Mechanics”.

Engine Options

As at the Record Date, the directors and executive officers of Engine owned an aggregate of 941,480 Engine Options granted pursuant to the Omnibus Plan (representing in the aggregate approximately 63% of all outstanding Engine Options). The outstanding Engine Options held by such directors and executive officers had exercise prices ranging from $0.65 to $76.43.

See “The Transaction – Arrangement Mechanics”.

Ownership of Engine Shares and Engine Options

None of the directors and executive officers of Engine nor, to the knowledge of the Corporation after reasonable enquiry: (a) their respective associates and affiliates; (b) any insider of Engine (other than the directors and executive officers) and their respective associates and affiliates; (c) any associate or affiliate of Engine; and (d) any person acting jointly or in concert with Engine, beneficially own, or exercise control or direction over, securities of Engine except as set forth below and which will be affected by the Transaction as described under “The Transaction – Arrangement Mechanics”:

Name and Position(s)(1)	Number of Options owned, directly or indirectly or controlled or directed	Number of Common Shares owned, directly or indirectly or controlled or directed
Tom Rogers Executive Chairman and Director	257,310	259,535
Louis Schwartz Chief Executive Officer and Director	367, 467	263,126
Gregory Raifman Director	70,625	0
Lawrence Rutkowski Director	74,375	29,926
Rudolph Cline-Thomas Director	63,750	17,600
Stuart Porter Director	63,750	1,546,400	(1)
Michael Munoz, Chief Financial Officer	44,203	34,695

Notes:

1.	866,666 of these Engine Shares are held indirectly by Stuart Porter through Three Curve Capital LP.

To the knowledge of the Corporation, there are no agreements, commitments or understandings to acquire securities of the Corporation or of GameSquare by any of the persons referred to above except for Engine Shares and/or GameSquare Shares that may be acquired upon the exercise of GameSquare Options or Replacement Options, respectively, or as otherwise disclosed herein.

Continuing Insurance Coverage for Directors and Executive Officers of Engine

The Arrangement Agreement provides that, prior to the Effective Date, Engine may (to the extent determined to be necessary or appropriate by the Engine Board), purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Engine and the Engine Subsidiaries, as applicable, which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided that the cost of such policies will not exceed C$1,500,000 in the aggregate and that if such insurance coverage is unavailable, Engine will, or will cause the Engine Subsidiaries, as applicable, to maintain tail policies with the best available insurance coverage whose cost will not exceed C$1,500,000 in the aggregate.

Expenses of the Transaction

Except as otherwise provided in the Arrangement Agreement, all out-of-pocket third-party transaction expenses incurred in connection with the Arrangement Agreement and the Plan of Arrangement and the transactions contemplated thereunder, shall be paid by the party incurring such fees, costs or expenses, whether or not the Transaction is consummated.

THE ARRANGEMENT AGREEMENT

The following descriptions of certain provisions of the Arrangement Agreement are not comprehensive and are qualified in their entirety by reference to the full text of the Arrangement Agreement. Please refer to the Arrangement Agreement, which is incorporated by reference herein, for a full description of the terms and conditions thereof. Capitalized terms used herein but not defined have the meanings ascribed thereto in the Arrangement Agreement. The Arrangement Agreement has been filed on SEDAR at www.sedar.com under the Corporation’s profile.

On December 7, 2022, GameSquare and Engine entered into the Arrangement Agreement. Pursuant to the Arrangement Agreement, Engine will acquire all the issued and outstanding GameSquare Shares in exchange for 0.08262 Engine Shares per GameSquare Share. Former GameSquare Shareholders will own approximately 60% of the Resulting Issuer, and current Engine Shareholders approximately 40% of the Resulting Issuer.

Representations and Warranties

The Arrangement Agreement contains certain customary representations and warranties provided between Engine and GameSquare. The assertions embodied in those representations and warranties are solely for the purposes of the Arrangement Agreement. Certain representations and warranties may not be accurate and complete as of any specified date because they are qualified by certain disclosure provided by the Corporation to GameSquare or GameSquare to the Corporation, as applicable, or are subject to a standard of materiality or are qualified by reference to an Engine Material Adverse Effect or GameSquare Material Adverse Effect, as applicable. Therefore, the Shareholders should not rely on the representations and warranties as statements of factual information.

The representations and warranties provided by the Parties relate to, among other things, organization and qualification, capital structure, corporate authority and directors’ approval, no violation with respect to government filings, compliance with securities law, public documents and financial statements, restrictions on business activities, absence of changes and undisclosed liabilities, litigation, employee and labour matters, compliance with laws, material contracts, title to properties, environmental matters, tax, insurance, intellectual property, related party transactions, financial advisors, regulatory matters, insolvency, books and records, and the condition and sufficiency of assets.

Covenants of Engine regarding Conduct of the Business

The Arrangement Agreement requires Engine to conduct the business and operations of Engine and its subsidiaries in the Ordinary Course, use commercially reasonable efforts to maintain the current business organizations and operations of Engine and its subsidiaries, preserve Engine intellectual property, maintain permits, pay all Ordinary Course liabilities as they come due and maintain their assets and properties in good working order and condition, maintain insurance on tangible assets in amounts currently in effect, and maintain existing relationships.

The Corporation has particularly covenanted and agreed that, during the Pre-Closing Period, except: (i) as required by applicable Law, (ii) expressly permitted by the Arrangement Agreement, or (iii) with the prior written consent of GameSquare, Engine or any of the wholly owned Engine Subsidiaries shall not permit any of the items enumerated in Article 4 – Section 4.1 of the Arrangement Agreement, which is incorporated herein by reference.

Covenants of GameSquare regarding Conduct of the Business

The Arrangement Agreement includes a general covenant by GameSquare in favour of Engine that, during the Pre-Closing Period, GameSquare, and any wholly-owned GameSquare Subsidiaries, shall not permit any of the items enumerated in Article 4 – Section 4.2 of the Arrangement Agreement unless the prior written consent of Engine is obtained and the item is permitted by the Arrangement Agreement, required by Law, or expressly contemplated by the disclosure letter of GameSquare.

Covenants relating to the Arrangement Agreement

In the Arrangement Agreement the Parties have agreed to co-operate and use their reasonable best efforts in good faith to take, or cause to be taken, all reasonable actions, including the preparation of any applications for Regulatory Approvals and other orders, registrations, consents, filings, circulars, and approvals and the preparation of any required documents, in each case as reasonably necessary to discharge their respective obligations under the Arrangement Agreement and the Plan of Arrangement including allotting and reserving for issuance a sufficient number of Engine Shares to meet the obligations of Engine under the Arrangement Agreement.

Regulatory Approvals

As soon as reasonably practicable after December 7, 2022, GameSquare and Engine, or where appropriate, the Parties jointly, agreed to make all notifications, filings, applications, and submissions with Governmental Entities required or advisable in connection with the Regulatory Approvals, including the Exchange Approvals, and to use their commercially reasonable efforts to obtain as soon as reasonably practicable and maintain the Regulatory Approvals, including the Exchange Approvals.

Subject to Laws, the Parties agreed to cooperate with one another in connection with obtaining the Regulatory Approvals, including providing or submitting on a timely basis, and as promptly as practicable, all documentation and information required, or in the opinion of a Party, advisable, in connection with obtaining the Regulatory Approvals and use their commercially reasonable efforts to ensure that such information does not contain a misrepresentation.

Neither Party is permitted or required to divest or to offer to divest any of their assets or properties or to agree to any behavioral remedy, undertaking, commitment, or restriction on its operations in order to secure any Regulatory Approval, except with the express consent of both Parties.

If any objections are asserted with respect to the transactions contemplated by the Arrangement Agreement under any Law, or if any proceeding is instituted or threatened by any Governmental Entity challenging any of the transactions contemplated by the Arrangement Agreement as not in compliance with Law or legal text under a Law necessary to obtain the Regulatory Approvals, the Parties agreed to use commercially reasonable efforts to resolve such objection or proceeding in order to allow the Effective Time to occur on or prior to the Outside Date.

Stock Exchange Matters

Subject to Laws and any required approvals, GameSquare and Engine shall use their commercially reasonable efforts to cause the GameSquare Shares to be de-listed from the CSE with effect promptly following the acquisition by Engine of the GameSquare Shares pursuant to the Arrangement Agreement. The Parties have agreed to work together to obtain the approvals necessary to ensure that the Resulting Issuer can be listed on the TSXV and Nasdaq.

Insurance and Indemnification

The Arrangement Agreement provides that, prior to the Effective Date, Engine may purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Engine and its Subsidiaries, which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date. The Parties agreed that the cost of such policies will not exceed $1,500,000 in the aggregate and that if such insurance coverage is unavailable, Engine will, or will cause the Engine Subsidiaries, as applicable, to maintain tail policies with the best available insurance coverage whose cost will not exceed $1,500,000 in the aggregate.

Engine has agreed to honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of GameSquare, Engine, and their respective Subsidiaries, including all rights pursuant to the organizational documents of such entities and any contractual rights. These rights shall survive the completion of the Transaction and shall continue in full force and effect for a period of not less than six years from the Effective Date.

Conditions for Completion of the Transaction

Conditions in favour of GameSquare and Engine

The Parties are not required to complete the Transaction unless each of the following conditions is satisfied, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(a)	The Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement.

(b)	The GameSquare Arrangement Resolution shall have been passed by the GameSquare Shareholders at the GameSquare Meeting in accordance with the Interim Order.

(c)	The Engine Shareholder Approval for the Transaction Resolution shall have been obtained at the Meeting.

(d)	Each of the Regulatory Approvals shall have been made, given or obtained or its relevant waiting period has expired, on terms satisfactory to the Parties, each acting reasonably, and each such Regulatory Approval shall be in full force and effect;

(e)	The TSXV and Nasdaq shall have conditionally approved the Transaction and listing thereon of the Engine Shares to be issued to GameSquare Shareholders pursuant to the Plan of Arrangement and the Engine Shares issuable pursuant to the Replacement Options, the Replacement RSUs and Replacement Warrants, subject only to such conditions, including the filing of documentation, as are acceptable to Engine and GameSquare, acting reasonably.

(f)	The issuance of securities under the Arrangement Agreement to U.S. Persons shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof.

(g)	No Law being in effect that makes the completion of the Transaction illegal or otherwise prohibits or enjoins the Parties from completing the Transaction.

(h)	There is no action or proceeding (whether, for greater certainty, by a Governmental Entity or any other Person) pending in any jurisdiction that:

(i)	cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, Engine’s ability to acquire, hold, or exercise full rights of ownership over, any GameSquare Shares, including the right to vote the GameSquare Shares;

(ii)	prohibit, restrict or impose terms or conditions on, the Transaction, or the ownership or operation by Engine of the business or assets of GameSquare or its Subsidiaries, or compel Engine to dispose of or hold separate any of the business or assets of Engine or its Subsidiaries as a result of the Transaction; or

(iii)	prevent or materially delay the consummation of the Transaction, or if the Transaction were to be consummated, have a Material Adverse Effect with respect to GameSquare or Engine or result in any material liability to GameSquare or Engine.

Conditions in favour of Engine

The obligations of Engine to complete the transactions contemplated by the Arrangement are also subject to the fulfillment of each of the following conditions precedent on or before the Effective Date (each of which is for the exclusive benefit of Engine and may be waived by Engine in whole or in part at any time):

(a)	All covenants of GameSquare under the Arrangement Agreement to be performed on or before the Effective Date, which have not been waived by Engine, shall have been duly performed by GameSquare in all material respects.

(b)	The representations and warranties of GameSquare being true and correct as of the Effective Date, in all material respects, in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date.

(i)	Since December 7, 2022, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) any Material Adverse Effect in respect of GameSquare.
(ii)	GameSquare shall make commercially reasonable efforts to secure a resignation and release from such employees of GameSquare who are not continuing as employees of GameSquare or Engine following the Effective Time.
(iii)	GameSquare shall have converted all of the issued and outstanding GameSquare PV Shares to GameSquare Common Shares in accordance with the articles of GameSquare.
(iv)	GameSquare shall have received all necessary third party consents, waivers, approvals, authorizations, and notices required to consummate the transactions contemplated in the Arrangement Agreement in order to give effect to the Transaction.

Conditions in favour of GameSquare

The obligations of GameSquare to complete the transactions contemplated by the Arrangement are also subject to the fulfillment of each of the following conditions precedent, among others (as detailed in the Arrangement Agreement) on or before the Effective Date (each of which is for the exclusive benefit of GameSquare and may be waived by GameSquare in whole or in part at any time):

(a)	All covenants of Engine under the Arrangement Agreement to be performed on or before the Effective Date which have not been waived by GameSquare shall have been duly performed by Engine in all material respects, and GameSquare shall have received a certificate of Engine, addressed to GameSquare and dated the Effective Date, signed on behalf of Engine by two directors or a senior executive officer of Engine, confirming the same as at the Effective Date;

(i)	The representations and warranties of Engine are true and correct as of the Effective Date, in all material respects, in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date.

(ii)	Since December 7, 2022, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) any Material Adverse Effect in respect of Engine.

(iii)	Engine shall make commercially reasonable efforts to secure a resignation and release from such employees of Engine who are not continuing as employees of Engine following the Effective Time.

(iv)	The maximum number of Engine Options and Engine RSUs issuable under the Engine Omnibus Plan shall be sufficient (and shall be increased, if necessary) to allow for the issuance of the Replacement Options and Replacement RSUs in accordance with the Arrangement.

(v)	Engine shall have received all necessary third party consents, waivers, approvals, authorizations, and notices required to consummate the transactions required to give effect to the Transaction.

Notice and Cure

The Arrangement Agreement provides that each Party will give prompt notice to the other of the occurrence, or failure to occur, of certain actual or potential breaches of the Arrangement Agreement at any time during the Pre-Closing Period.

Termination rights under the Arrangement Agreement cannot be exercised unless the terminating Party specifies in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering the notice is asserting as the basis for the non-fulfilment of the applicable condition or for the applicable termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate the Arrangement Agreement until the earlier of the Outside Date and the date that is ten (10) Business Days from such notice, and then only if such matter has not been cured by such date. If such notice has been delivered prior to the making of the application for the Final Order or the GameSquare Meeting or the Engine Meeting, such application and/or meetings shall be postponed, if and to the extent necessary, until the expiry of such period.

Additional Covenants Regarding Non-Solicitation

Except as provided in the Arrangement Agreement, the Parties and their Subsidiaries, shall not, directly or indirectly, through any Representative, or otherwise, and shall not permit any such Person to:

(a)	solicit, initiate or knowingly encourage or otherwise facilitate any Acquisition Proposal in respect of such Party or any inquiries, proposals or offers relating to any Acquisition Proposal or that could reasonably be expected to lead to an Acquisition Proposal;

(i)	enter into, engage in, continue or otherwise participate in any discussions or negotiations with any person regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(ii)	make a Change in Recommendation; or

(iii)	accept, approve, endorse or recommend, execute or enter into, or publicly propose to accept, endorse, approve, execute or enter into, any letter of intent, agreement in principle, agreement, arrangement, offer or understanding in respect of an Acquisition Proposal or otherwise cooperate with, or assist, participate in or facilitate any effort or attempt by, any Person to seek to do any of the foregoing in respect of an Acquisition Proposal

Each Party and its Subsidiaries and its representatives must immediately cease and terminate any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to December 7, 2022 with respect to any inquiry, proposal, or offer, that constitute an Acquisition Proposal, and in connection therewith each Party shall:

(a)	immediately discontinue access to and disclosure of all information, including any data room and any confidential information, properties, facilities, books and records of the Party or any Subsidiary; and

(b)	to the extent it is permitted to do so, request, and exercise all rights it has to require (i) the return or destruction of all copies of any confidential information regarding the Party or any Subsidiary provided to any such Person other than the other Party; and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Party or any Subsidiary, to the extent that such information has not previously been returned or destroyed, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

Notification of Acquisition Proposal

If after December 7, 2022, either Party or any of its Subsidiaries or any of their respective representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Party or any Subsidiary, such Responding Party must (a) promptly notify the non-Responding Party within 24 hours in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and shall provide the non-Responding Party with copies of any and all documents, correspondence or other material received in respect of the Acquisition Proposal; and (b) may contact the Person making such Acquisition Proposal, inquiry, proposal, offer or request and its representatives solely for the purpose of clarifying terms and conditions and/or determine whether it would reasonably be expected to lead to a Superior Proposal.

The Responding Party must keep the non-Responding Party reasonably informed on a current basis of the status of developments and negotiations and shall provide to the non-Responding Party copies of all correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence sent or communicated to the Responding Party by or on behalf of any Person making such Acquisition Proposal, inquiry, proposal, offer or request.

Responding to an Acquisition Proposal

If at any time following December 7, 2022 and prior to, either Party’s respective resolution approving the Transaction, a Party receiving an Acquisition Proposal that does not result from a breach of the Arrangement Agreement, may engage in or participate in discussions or negotiations regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of such Party or its Subsidiaries to the person or persons making such Acquisition Proposal, if and only if:

(a)	the board of directors of such Party first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to constitute or lead to a Superior Proposal;

(b)	the person or persons making such Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with such Party or its Subsidiaries;

(c)	such Party has been, and continues to be, in compliance with its obligations under the Arrangement Agreement in all material respects;

(d)	prior to providing any such copies, access, or disclosure, the Party enters into a confidentiality and standstill agreement with the person or persons making such Acquisition Proposal substantially in the same form as the Confidentiality Agreement and which will not contain an exclusivity provision or other term which would restrict in any manner such Party’s ability to consummate the transactions contemplated in the Arrangement Agreement or to comply with its disclosure obligations to the other Party; and

(e)	such Party promptly provides the other Party with:

i.	written notice stating such Party’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure;
ii.	prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality and standstill agreement referred to in the Arrangement Agreement; and
iii.	any material non-public information concerning such Party or its Subsidiaries provided to such other Person which was not previously provided to the other Party.

Right to Match

If a Party receives an Acquisition Proposal that constitutes a Superior Proposal prior to approval of either Party’s respective Resolution approving the Transaction, the Receiving Party may, subject to compliance with the Arrangement Agreement, enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(a)	the person or persons making such Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purposes or similar restriction with the Receiving Party or its Subsidiaries;

(b)	the Receiving Party has been, and continues to be in, compliance with its obligations under the Arrangement Agreement in all material respects;

(c)	the Receiving Party has delivered to the other Party a written notice of the determination of the Receiving Party’s board of directors that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Receiving Party’s board of directors to make a Change in Recommendation or approve, recommend, or enter into, a definitive agreement with respect to such Superior Proposal, including a Superior Proposal Notice;

(d)	the Receiving Party has provided the other Party a copy of the proposed definitive agreement for the Superior Proposal and all ancillary documents (and supporting materials) containing material terms and conditions of the Superior Proposal, including any financing documents supplied to a Receiving Party in connection therewith;

(e)	the Matching Period has elapsed;

(f)	during any Matching Period, such other Party has had the opportunity to offer to amend the Arrangement Agreement and the Plan of Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)	after the Matching Period, the Receiving Party’s board of directors has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal and has determined in good faith, after consultation with its outside legal counsel, that the failure by the board of directors to take such action would be inconsistent with its fiduciary duties; and

(h)	prior to or concurrently with making a Change in Recommendation or entering into such definitive agreement the Receiving Party terminates the Arrangement Agreement.

During the Matching Period, or such longer period as the Receiving Party may approve in writing for such purpose, the Receiving Party’s board of directors must review any offer made by the other Party to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal. If the Receiving Party’s board of directors determines that such Acquisition Proposal would cease to be a Superior Proposal, the Receiving Party shall promptly advise the other Party and the Parties shall amend the Arrangement Agreement to reflect such offer made by the other Party.

Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Receiving Party or its shareholders or other material terms or conditions thereof constitute a new Acquisition Proposal and the other Party shall be afforded a new full Matching Period to match the new Superior Proposal from the Receiving Party.

The Receiving Party’s board of directors shall promptly reaffirm the GameSquare Board Recommendation or the Engine Board Recommendation, as the case may be, by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or the Receiving Party’s board of directors determines that a proposed amendment to the terms of the Arrangement Agreement would result in an Acquisition Proposal no longer being a Superior Proposal.

If the Receiving Party provides a Superior Proposal Notice to the other Party on a date that is less than five (5) Business Days before the GameSquare Meeting or the Engine Meeting, as the case may be, the other Party will be entitled to require the Receiving Party to proceed with or adjourn or postpone such GameSquare Meeting or Engine Meeting, to a date specified by the other Party that is not more than ten (10) Business Days after the scheduled date of the GameSquare Meeting or the Engine Meeting and provided that such adjourned or postponed meeting is held at least five (5) Business Days prior to the Outside Date.

Termination of Arrangement Agreement

The Arrangement Agreement may be terminated prior to the Effective Time by:

(a)	the mutual written agreement of the Parties; or

(b)	either Engine or GameSquare if:

●	the Effective Date shall not have occurred on or before the Outside Date, except that the right to terminate the Arrangement Agreement shall not be available to any Party whose failure to fulfill any of its obligations or its breach of any of its representations and warranties under the Arrangement Agreement has been the principal cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

●	there shall be enacted or made any Law or there shall exist any Order that makes consummation of the Plan of Arrangement illegal or otherwise restricts, prohibits or enjoins GameSquare or Engine from consummating the Plan of Arrangement and such Law or Order shall have become final and non-appealable, provided that the Party’s shall have used its commercially reasonable efforts to, as applicable, appeal or overturn any such Order or lift such Order;

●	the GameSquare Arrangement Resolution shall not have been passed by the GameSquare Shareholders at the GameSquare Meeting in accordance with the Interim Order; or

●	the Transaction Resolution shall not have been passed by Engine Shareholders at the Engine Meeting; or

(c)	Engine if:

●	the GameSquare Board has a GameSquare Change in Recommendation;

●	prior to the approval by the Engine Shareholders of the Transaction Resolution, the Engine Board authorizes Engine to enter into a written agreement with respect to a Superior Proposal;

●	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of GameSquare under the Arrangement Agreement occurs that would cause any condition not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured, provided that any Wilful Breach shall be deemed incapable of being cured; provided that Engine is not then in breach of the Arrangement Agreement so as to cause any condition not to be satisfied;

●	GameSquare breaches the covenants in the Arrangement Agreement regarding non-solicitation in any material respect; or

●	any Material Adverse Effect in respect of GameSquare occurs or is disclosed to the public (if previous undisclosed to the public) after December 7, 2022; or

(d)	GameSquare if:

●	the Engine Board has an Engine Change in Recommendation;

●	prior to the approval by the GameSquare Shareholders of the GameSquare Arrangement Resolution, the GameSquare Board authorizes GameSquare to enter into a written agreement with respect to a Superior Proposal;

●	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Engine under the Arrangement Agreement occurs that would cause any condition not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured, provided that any Wilful Breach shall be deemed incapable of being cured; provided that GameSquare is not then in breach of the Arrangement Agreement so as to cause any condition not to be satisfied; or

●	Engine breaches the covenants in the Arrangement Agreement regarding non-solicitation in any material respect; or

●	after December 7, 2022, there shall occur or be disclosed to the public (if previously undisclosed to the public) any Material Adverse Effect in respect of Engine.

SECURITIES LAW MATTERS

The following is a brief summary of the Canadian and United States securities law considerations applying to the transactions contemplated herein not discussed elsewhere in this Circular.

Canadian Securities Laws

This summary is only a general overview of certain requirements of Canadian Securities Laws relating to the Transaction that may be applicable to Engine Shares, Replacement Warrants, Replacement Options and Replacement RSUs to be issued by Engine to GameSquare Shareholders and holders of GameSquare Warrants, GameSquare Options, and GameSquare RSUs respectively, in exchange for their GameSquare Warrants, GameSquare Options, and GameSquare RSUs. This should not be construed to be, legal or business advice to any particular Securityholder. This summary does not include any information regarding securities law considerations for jurisdictions other than Canada. Each Shareholder is urged to consult its professional advisors to determine the Canadian conditions and restrictions applicable to trades in the Engine Shares issuable pursuant to the Transaction.

The issuance of Engine Shares pursuant to the Arrangement will constitute a distribution of securities that is exempt from the prospectus requirement of applicable Canadian Securities Laws. Engine Shares issued pursuant to the Arrangement may be resold in each province and territory of Canada, provided: (i) that Engine is a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade; (ii) the trade is not a “control distribution” as defined in NI 45-102; (iii) no unusual effort is made to prepare the market or create a demand for those securities; (iv) no extraordinary commission or consideration is paid in respect of that trade; and (v) if the selling securityholder is an “insider” or “officer” of Engine (as such terms are defined by applicable Canadian Securities Laws), the insider or officer has no reasonable grounds to believe that Engine is in default of applicable Canadian Securities Laws.

To the extent that a Shareholder resides in a non-Canadian jurisdiction, the GameSquare Shares received by the Shareholder may be subject to certain additional trading restrictions under Securities Laws. All Shareholders residing outside Canada are advised to consult their own legal advisors regarding such resale restrictions.

U.S. Securities Laws

The following discussion is only a general overview of certain requirements of U.S. Securities Laws that may be applicable to Engine Shares, Replacement Warrants, Replacement Options and Replacement RSUs to be issued by Engine to GameSquare Shareholders and holders of GameSquare Warrants, GameSquare Options and GameSquare RSUs, respectively, in exchange for their GameSquare Shares, GameSquare Warrants, GameSquare Options and GameSquare RSUs, respectively. All holders of such securities are urged to obtain legal advice to ensure that the resale of such securities complies with applicable U.S. Securities Laws and to determine the U.S. conditions and restrictions applicable to trades in the Engine Shares issuable pursuant to the Arrangement or upon exercise or conversion of the Replacement Warrants, Replacement Options or Replacement RSUs, as applicable. Further information applicable to the holders of such securities resident in the United States is disclosed in this Circular under the heading “Notice to Securityholders in the United States”.

Exemption from U.S. Registration

The Engine Shares, Replacement Warrants, Replacement Options and Replacement RSUs to be issued by Engine to GameSquare Shareholders and holders of GameSquare Warrants, GameSquare Options and GameSquare RSUs, respectively, in exchange for their GameSquare Shares, GameSquare Warrants, GameSquare Options and GameSquare RSUs, respectively, pursuant to the Arrangement will be issued and exchanged in reliance on the Section 3(a)(10) exemption and in accordance with similar exemptions from any applicable securities laws of any state of the United States, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement. The Section 3(a)(10) exemption exempts from registration a security that is issued in exchange for outstanding securities, claims or property interests where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange, and to whom adequate notice has been given, have the right to appear, by a court or by a Governmental Entity expressly authorized by law to grant such approval. The Court issued the Interim Order on February 6, 2023, and, subject to the approval of the Plan of Arrangement by the Shareholders, a hearing for a Final Order approving the Plan of Arrangement is currently scheduled to take place on March 13, 2023 at 10:00 a.m. (Toronto time) in Toronto, Ontario. The Final Order of the Court will, if granted, constitute the basis for the Section 3(a)(10) exemption with respect to the issuance and distribution of securities to GameSquare securityholders under the Arrangement.

The Section 3(a)(10) exemption will not be available for the issuance of securities upon the exercise of Replacement Warrants, Replacement Options and Replacement RSUs. This means that the Engine Shares issuable upon exercise or conversion of the Replacement Warrants, Replacement Options and Replacement RSUs cannot be issued in the United States or to a U.S. Person in reliance on the Section 3(a)(10) exemption and the Replacement Options and Replacement Warrants may only be exercised and the underlying Engine Shares issued in the United States or by a U.S. Person pursuant to Engine’s effective registration statement on Form S-8 (File No. 333-257418), a registration statement to be filed by Engine in accordance with General Instructions E to Form S-8 under the U.S. Securities Act or a then-available exemption from the registration requirements of the U.S. Securities Act and in accordance with any applicable securities laws of any state of the United States.

All of the Engine Shares to be received by GameSquare securityholders under the Plan of Arrangement will be freely tradable for purposes of the U.S. Securities Act, except for Engine Shares received by any GameSquare securityholder who becomes an “affiliate” (as defined in Rule 144 under the U.S. Securities Act) of Engine after completion of the Transaction (such as GameSquare directors or executive officers who become directors or executive officers of Engine after the Transaction and any person deemed to have been an affiliate of Engine within 90 days before the resale of any Engine Shares received under the Arrangement). This Circular does not cover resales of any Engine Shares received by any person upon completion of the Transaction, and no person is authorized to make any use of this Circular in connection with any resale.

Any GameSquare securityholder who, after consummation of the Transaction is an “affiliate” (as defined in Rule 144 under the U.S. Securities Act) of Engine or was deemed to have been, at any time during the 90 days immediately before the resale of any Engine Shares received under the Arrangement, an “affiliate” of Engine may not resell such Engine Shares, unless the issuance of such shares is registered under the U.S. Securities Act or an exemption from registration requirement, such as the exemptions contained in Rule 144 and Rule 904 of Regulation S under the U.S. Securities Act, is available.

As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer and may include certain officers and directors of such issuer as well as principal shareholders of such issuer. “Control” means the possession, direct or indirect, of the power to direct or cause direction of the management and policies of an issuer, whether through the ownership of voting securities, by contract or otherwise.

Affiliates – Rule 144

In general, under Rule 144, persons that are affiliates of Engine after consummation of the Transaction or were deemed to have been affiliates of Engine within the 90 days immediately before the resale of the Engine Shares received under the Transaction will be entitled to sell such shares that they receive under the Transaction in the United States, provided that the number of such shares sold, together with all other shares of the same class sold for their account during any three-month period, does not exceed the greater of one percent of the then outstanding securities of such class or, if such shares are listed on a U.S. securities exchange and/or reported through the automated quotation system of a U.S. registered securities association, the average weekly trading volume of such shares during the four calendar week period preceding the filing of Form 144 (or if no Form 144 is required because the amount of securities to be sold in reliance upon Rule 144 during any period of three months does not exceed 5,000 shares or has an aggregate sale price of $50,000 or less, the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker), subject to aggregation rules, specified restrictions on manner of sale, reporting requirements under the aforementioned Form 144, and the availability of current public information about the Resulting Issuer. Persons that are or become affiliates of Engine after the Transaction will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of Engine, and for 90 days thereafter.

Affiliates – Regulation S

In general, pursuant to Rule 904 of Regulation S under the U.S. Securities Act, persons who are affiliates of Engine solely by virtue of their status as an officer or director of such company may offer or sell Engine Shares in a transaction deemed to occur outside the United States in an “offshore transaction” (which would include a sale through the TSXV, if applicable) if neither the seller nor any person acting on its behalf engages in “directed selling efforts” in the United States and no selling commission, fee or other remuneration is paid in connection with such sale other than a usual and customary broker’s commission. For purposes of Regulation S, “directed selling efforts” means, “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered” in the contemplated Regulation S sale transaction. Pursuant to Rule 903 of Regulation S, certain additional restrictions are applicable to a holder of Engine Shares who is an affiliate of Engine after the Transaction other than solely by virtue of his or her status as an officer or director of Engine.

STOCK EXCHANGE MATTERS

The Engine Shares are currently listed and posted for trading on the TSXV and Nasdaq under the symbol “GAME”. The GameSquare Shares are currently listed and posted for trading on the CSE under the symbol “GSQ”, the OTCQB Venture Market in the United States under the symbol “GMSQF” and the Franfurt Stockholm Exchange under the symbol “29Q1”. Subject to Laws and any required approvals, GameSquare and Engine have agreed to use their commercially reasonable efforts to cause the GameSquare Shares to be de-listed from the CSE. Engine has applied for approval from the TSXV and Nasdaq to continue to list the Engine Shares, including those to be issued under the Transaction to Shareholders in exchange for their GameSquare Shares (including Engine Shares issuable upon the exercise of the Replacement Options, Replacement RSUs and Replacement Warrants).

INFORMATION CONCERNING THE CORPORATION

Engine addresses market opportunities in esports, gaming, data, and streaming content distribution. Engine owns a combination of technology assets that include: (i) a skills-based mobile engagement platform for traditional sports and esports – WinView; (ii) a data intelligence platform – Stream Hatchet; (iii) influencer marketing – Sideqik; and (iv) a content management and streaming video platform that supports over 1,200 news sites and engages over 100 million monthly active users.

The registered and head office of Engine is located at 2110 Powers Ferry Road SE, Suite 450, Atlanta, GA 30339. Engine’s corporate website address is www.enginegaming.com. The information on the Corporation’s website is not incorporated by reference into this Circular.

Engine is a reporting issuer in the provinces of Alberta, British Columbia, Ontario, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland. The Engine Shares are listed and posted for trading on the TSXV under the trading symbol “GAME”, on Nasdaq under the trading symbol “GAME”, and the OTCQB under the trading symbol “GAME”.

For further information concerning the business and operations of Engine, see Schedule D – Additional Information Concerning Engine.

Interest of Informed Persons in Material Transactions

Other than as discussed in this Circular, no director, executive officer, Shareholder beneficially owning or exercising control or direction over (directly or indirectly) more than 10% of the Shares or associate or affiliate of the foregoing Persons has or has had any material interest, direct or indirect, in any transaction since the beginning of the Corporation’s last completed fiscal year or in any proposed transaction that has materially affected or will materially affect the Corporation or any of its Subsidiaries.

Arrangements between the Corporation and Securityholders

Except as disclosed elsewhere in this Circular, the Corporation has not made and is not proposing to make any agreement, commitment or understanding to a Securityholder of the Corporation relating to the Transaction.

Expenses of the Arrangement

Except as otherwise provided in the Arrangement Agreement, all out-of-pocket third-party transaction expenses incurred in connection with the Arrangement Agreement and the Plan of Arrangement and the transactions contemplated thereunder, shall be paid by the party incurring such fees, costs or expenses, whether or not the Arrangement is consummated.

INFORMATION CONCERNING GAMESQUARE

GameSquare is a vertically integrated, international digital media and entertainment company enabling global brands to connect and interact with gaming and esport fans. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, GCN Inc., a digital media company focusing on the gaming and esports audience based in Los Angeles, Swingman LLC (d/b/a Cut+Sew and Zoned), a gaming and lifestyle marketing agency based in Los Angeles, NextGen Tech, LLC (d/b/a Complexity Gaming), a leading esports organization operating in the United States, Fourth Frame Studios, a multidisciplinary creative production studio, and Mission Supply, a merchandise and consumer products business.

GameSquare’s registered and head office is located at 150 York Street, Suite 1008, Toronto, Ontario, M5H 3S5. GameSquare’s corporate website address is www.gamesquare.com. The information on GameSquare’s website is not incorporated by reference into this Circular.

GameSquare is a reporting issuer in the provinces of Alberta, British Columbia and Ontario and the Shares trade on the CSE under the trading symbol “GSQ”, the OTCQB Venture Market in the United States operated by the OTC Markets Group Inc. under the trading symbol “GMSQF” and the Frankfurt Stockholm Exchange under the trading symbol “29Q1”. It is anticipated that, as soon as reasonably practicable after completion of the Transaction, the GameSquare Shares will be delisted from trading on the CSE and GameSquare will apply to the applicable Canadian securities regulators to have the GameSquare cease to be a reporting issuer.

For further information concerning the business and operations of GameSquare, see Schedule E – Information Concerning GameSquare.

INFORMATION CONCERNING THE RESULTING ISSUER

For information concerning the business and operations of the Resulting Issuer, see Schedule F – Information Concerning the Resulting Issuer.

RISK FACTORS RELATING TO THE TRANSACTION

Shareholders should carefully consider the following risk factors relating to the Transaction before deciding to vote or instruct their vote to be cast to approve the matters relating to the Transaction. In addition to the risk factors relating to the Transaction set out below, Shareholders should also carefully consider the risk factors applicable to Engine referred to in Schedule D to this Circular and the risk factors applicable to GameSquare referred to in Schedule E to this Circular.

Additional risks and uncertainties, including those currently unknown or considered immaterial by GameSquare, may also adversely affect the business of the Corporation following completion of the Transaction. All of the risk factors described below and referred to in Schedule D and Schedule E to this Circular should be considered by Shareholders in conjunction with the other information included in this Circular, including the Schedules hereto.

Risks Related to the Transaction

The Corporation could fail to complete the Transaction or the Transaction may be completed on different terms

Each of the Parties has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can the Parties provide any assurance, that the Arrangement Agreement will not be terminated before the completion of the Transaction.

Additionally, there can be no assurance that the Transaction will be completed, or if completed, that it will be completed on the same or similar terms to those set out in the Arrangement Agreement. The completion of the Transaction is subject to the satisfaction of a number of conditions which include, among others, (i) obtaining necessary approvals, and (ii) performance by the Corporation and GameSquare of their respective obligations and covenants in the Arrangement Agreement.

In addition, if the Transaction is not completed the ongoing business of the Corporation may be adversely affected as a result of the costs (including opportunity costs) incurred in respect of pursuing the Transaction, and the Corporation could experience negative reactions from the financial markets, which could cause a decrease in the market price of the Corporation’s securities, particularly if the market price reflects market assumptions that the Transaction will be completed or completed on certain terms. The Corporation may also experience negative reactions from its customers and employees and there could be negative impact on the Corporation’s ability to attract future acquisition opportunities. Failure to complete the Transaction or a change in the terms of the Transaction could each have a material adverse effect on the Corporation’s business, financial condition and results of operations.

Possible Failure to Realize Anticipated Benefits of the Transaction

The ability to realize the benefits of the Transaction will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on Engine’s ability to realize the anticipated growth opportunities and synergies from integrating the GameSquare’s business following completion of the Transaction. This integration will require the dedication of management effort, time and resources which may divert management’s focus and resources from other strategic opportunities available to the Resulting Issuer following completion of the Transaction, and from operational matters during this process. The integration process may result in the loss of key employees or directors and the disruption of ongoing business and employee relationships that may adversely affect the ability of the Resulting Issuer to achieve the anticipated benefits of the Transaction as well as any anticipated benefits from possible future acquisitions.

Risks Related to the Businesses of Engine and the Corporation

Each of the businesses of Engine and GameSquare are subject to significant risks. See the risk factors set out in the documents incorporated by reference in Schedules “D” and “E”. While each of Engine and the Corporation have completed due diligence investigations, including reviewing, legal, tax accounting, financial and other matters, on the other Party, certain risks either may not have been uncovered or are not known at this time. Such risks may have an adverse impact on the combined assets of Engine and the Corporation following the Transaction and may have a negative impact on the value of the Engine Shares.

The Corporation will incur substantial transaction-related costs in connection with the Transaction

The Corporation expects to incur a number of non-recurring transaction-related costs associated with completing the Transaction which will be incurred whether or not the Transaction is completed. Such costs may offset any expected cost savings and other synergies from the Transaction.

While the Transaction is pending, the Corporation is restricted from taking certain actions

The Arrangement Agreement restricts the Corporation from taking specified actions without the consent of GameSquare until the Transaction is completed which may adversely affect the ability of the Corporation to execute certain business strategies. These restrictions may prevent the Corporation from pursuing attractive business opportunities that may arise prior to the completion of the Transaction.

The Pro Forma Financial Statements are Presented for Illustrative Purposes Only and may not be an Indication of the Resulting Issuer’s Financial Condition or Results of Operations Following the Arrangement

The pro forma financial statements contained in this Circular are presented for illustrative purposes only and may not be an indication of the Resulting Issuer’s financial condition or results of operations following the Transaction for a number of reasons. For example, the pro forma financial statements have been derived from the historical financial statements of Engine and GameSquare and certain adjustments and assumptions have been made regarding the Resulting Issuer after giving effect to the Transaction. The information upon which these adjustments and assumptions have been made is preliminary, and these types of adjustments and assumptions are difficult to make with complete accuracy. Moreover, the pro forma financial statements do not reflect all costs that are expected to be incurred by the Resulting Issuer in connection with the Transaction. For example, the impact of any incremental costs incurred in integrating Engine and GameSquare is not reflected in the pro forma financial statements. As a result, the actual financial condition and results of operations of the Resulting Issuer following the Transaction may not be consistent with, or evident from, these pro forma financial statements. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the Resulting Issuer’s financial condition or results of operations following the Transaction. Any potential decline in the Resulting Issuer’s financial condition or results of operations may cause a significant decrease in the stock price.

Directors and senior officers of the Corporation may have interests in the Transaction that are different from those of the Shareholders

In considering the recommendation of the Engine Board to vote FOR the Transaction Resolution, Shareholders should be aware that certain directors and certain senior officers of the Corporation have interests in connection with the Transaction that may present them with actual or potential conflicts of interest in connection with the Transaction. See “The Transaction — Interests of Certain Persons in the Transaction”.

EXPERTS

Certain matters relating to the Fairness Option as described herein will be passed upon by Haywood Securities Inc. Haywood Securities Inc. nor any of its affiliates, is an insider, associate or affiliate of any of GameSquare or Engine or any of their respective associates or affiliates. Other than in respect of the Advisory Services and participation as a 5% syndicate partner for GameSquare’s July 2021 private placement offering of units at $0.40 per unit for gross proceeds of $8,500,000, Haywood Securities Inc. has not been engaged by any of the Interested Parties to provide financial advisory services nor has it participated in any financings with any of the Interested Parties.

Haywood acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, has and may in the future have positions in the securities of Engine, GameSquare or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As of the date of this Fairness Opinion, Haywood’s clients and members of its Pro Group (as that term is defined in the policies of the TSX Venture Exchange) hold an aggregate of 373,261 common shares of Engine and 5,704,434 common shares of GameSquare. Haywood’s clients and members of its Pro Group also hold an aggregate C$250,000 on 5% Engine convertible debentures maturing on February 28, 2023. Other than in respect of the Advisory Services, there are no understandings, agreements or commitments between Haywood and Engine, GameSquare or any other interested party, with respect to any future business dealings.

The independent auditor of Engine is Baker Tilly LLP of Toronto, Ontario. Baker Tilly LLP is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the form of proxy to vote the Engine Shares represented thereby in accordance with their best judgment on such matter.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth herein, management of the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation’s last financial year or of any associate or affiliate of any such persons, in any matter to be acted upon at the Meeting.

See “The Transaction – Interests of Certain Persons in the Transaction”.

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, is the registrar and transfer agent for the Engine Shares.

ADDITIONAL INFORMATION

Additional information relating to Engine can be found on SEDAR at www.sedar.com. Financial and other information is provided in Engine’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended August 31, 2022, which can be found on SEDAR at www.sedar.com and will be sent without charge to any securityholder upon request to the Chief Financial Officer of Engine at 2110 Powers Ferry Road SE, Suite 450, Atlanta, GA 30339.

APPROVAL

The contents of this Circular and the sending thereof to the Shareholders of the Corporation have been approved by the Engine Board.

DATED at Toronto, Ontario as of this January 23, 2023.

BY ORDER OF THE BOARD

/s/ “Tom Rogers”

Tom Rogers

Executive Chairman

CONSENT OF HAYWOOD SECURITIES INC.

To:	The Board of Directors of Engine Gaming and Media, Inc.

We refer to the Fairness Opinion dated December 6, 2022, which we prepared for the Board of Directors of Engine in connection with the Transaction involving Engine and GameSquare. We consent to the filing of the Fairness Opinion with the securities regulatory authorities, the inclusion of summaries of the Fairness Opinion as well as copies of the Fairness Opinion in this Circular, and all references to the Fairness Opinion in this Circular.

DATED at Toronto, Ontario as of January 23, 2023.

(Signed) “Haywood Securities”

Haywood Securities

SCHEDULE A

GLOSSARY OF TERMS

In this Circular, unless the subject matter or context is inconsistent therewith, the following terms have the meanings set forth below and grammatical variations thereof shall have the corresponding meanings.

“Acquisition Proposal” means, with respect to a Party, other than the transactions contemplated by the Arrangement Agreement, any transaction involving only a Party and/or one or more of its wholly-owned Subsidiaries, any written or oral offer, proposal, expression of interest or inquiry to a Party or its shareholders from any person or group of persons (other than from the other Party or any of its Subsidiaries) made after the date hereof relating to, in each case, whether in a single transaction or a series of transactions:

(a)	any direct or indirect acquisition or sale (or lease, exchange, license, transfer or other arrangement having the same economic effect as a sale) of: (a) assets of such Party (including, without limitation, shares of one or more of its Subsidiaries) and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of such Party and its Subsidiaries or that contribute 20% or more of the consolidated revenue or net income of such Party and its Subsidiaries (in each case based on the consolidated financial statements of the Party most recently filed on SEDAR prior to such offer, proposal, expression of interest or inquiry); or (b) 20% or more of any class of outstanding voting or equity securities (or rights thereto) (and including securities convertible into or exercisable or exchangeable for voting or equity securities) of such Party;

(b)	any direct or indirect take-over bid, issuer bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in a person or group of persons acquiring beneficial ownership of 20% or more of any class of voting or equity securities of such Party (and including securities convertible into or exercisable or exchangeable for voting or equity securities);

(c)	any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, joint venture, partnership, exclusive license, liquidation, dissolution or other similar transaction involving such Party or any one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of such Party and its Subsidiaries or that contribute 20% or more of the consolidated revenue of such Party and its Subsidiaries (in each case based on the consolidated financial statements of the Party most recently filed on SEDAR prior to such offer, proposal, expression of interest or inquiry); or

(d)	any other similar transactions involving such Party economically and functionally equivalent to the foregoing.

“Affiliate” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions.

“Arrangement” or “Plan of Arrangement” or “Plan” means the arrangement under Section 182 of the OBCA on the terms and subject to the conditions set out in Schedule “A” of the Arrangement Agreement, which is incorporated by reference in the Circular and can be found on SEDAR at www.sedar.com, and which is subject to any amendments or variations to such plan made in accordance with the Arrangement Agreement or made at the direction of the Court in the Final Order with the consent of GameSquare and Engine, each acting reasonably.

“Arrangement Agreement” means the Arrangement Agreement dated December 7, 2022, between Engine and GameSquare including all Schedules thereto as filed on SEDAR and incorporated by reference in this Circular.

“Articles of Arrangement” means the articles of arrangement of GameSquare in respect of the Plan of Arrangement required by the OBCA to be sent to the Director after the Final Order is made, which shall be in a form satisfactory to GameSquare and Engine, each acting reasonably;

“Awards” means the Options, RSUs, DSUs granted under the Omnibus Plan, collectively.

“Baker Tilly” means Baker Tilly WM LLP, Chartered Accountants, who are the as the auditors for the Corporation, as first appointed as auditors of the Corporation on July 17, 2020.

“BCBCA” means the Business Corporation Act (British Columbia).

“Board” or “Board of Directors” or “Engine Board” means the board of directors of Engine, as constituted from time to time.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario.

“Canadian Securities Laws” means the Securities Act (Ontario) and any other applicable equivalent legislation in each of the provinces and territories of Canada, including those in which each of GameSquare and Engine is a reporting issuer, and the respective regulations under such legislation together with applicable published rules, regulations, policy statements, national instruments and memoranda of understanding of the Canadian Securities Administrators and the securities regulatory authorities in such provinces and territories.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Subsection 183(2) of the OBCA in respect of the Articles of Arrangement.

“Change in Recommendation” means, in respect of Engine, an Engine Change in Recommendation and in respect of GameSquare, means a GameSquare Change in Recommendation.

“Circular” or “Information Circular” means this Management Information Circular dated January 23, 2023 as filed on SEDAR at www.sedar.com.

“Closing” means the consummation of the transactions contemplated in the Arrangement Agreement.

“Common Share(s)” or “Engine Share(s)” means the common share(s) in the capital of Engine.

“Confidentiality Agreement” has the meaning ascribed thereto under the heading “The Transaction – Background to the Transaction”;

“Consideration” means the consideration payable pursuant to the Transaction to a Person who is a GameSquare Shareholder, which shall be such number of Engine Shares as is equal to each GameSqaure Share multiplied by the Exchange Ratio.

“Consideration Shares” means the Engine Shares to be received by GameSquare Shareholders pursuant to the Arrangement Agreement and in accordance with the Exchange Ratio (other than GameSquare Dissenting Shareholders who are ultimately entitled to receive fair value for their GameSquare Shares in accordance with the Plan of Arrangement).

“Corporation” or “Engine” or “Engine Gaming” means Engine Gaming and Media, Inc., a company existing under the BCBCA.

“Court” means the Ontario Superior Court of Justice (Commercial List) or any other court with jurisdiction to consider and issue the Interim Order and the Final Order.

“CSE” means the Canadian Securities Exchange.

“Depositary” means Computershare Trust Company of Canada.

“Director” means the Director appointed pursuant to Section 278 of the OBCA.

“Dissent Rights” means the rights of dissent of registered GameSquare Shareholders in respect of the Plan of Arrangement.

“Dissenting Share(s)” means the GameSquare Shares in respect of which a Dissenting Shareholder dissents.

“Dissenting Shareholder” means a registered holder of GameSquare Shares who has duly and validly exercised the Dissent Rights in respect of the GameSquare Arrangement Resolution in strict compliance with the dissent procedures set out in the OBCA, as modified by the Arrangement Agreement, the Interim Order and the Final Order and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights.

“EB Convertible Debenture” has the same meaning as in the Engine AIF, which is incorporated by reference herein, and which can be found under the heading “6.5 – Debt Securities” of the Engine AIF.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Plan of Arrangement.

“Effective Time” means 12:01a.m. (Toronto time) on the Effective Date.

“Eligible Participants” means directors, officers, employees and consultants of the Corporation and/or its affiliates eligible to receive grants from the Corporation’s Omnibus Plan in accordance with the policies of the TSXV.

“Engine AIF” means Engine’s annual information form dated November 29, 2022 for the year ended August 31, 2022, as filed on SEDAR at www.sedar.com.

“Engine Board Recommendation” means Engine Gaming will ensure that the Engine Proxy Statement, at the time it becomes effective, complies in all material respects with Law, does not contain any Misrepresentation (other than with respect to any information relating to and furnished by GameSquare for inclusion in the Engine Proxy Statement and GameSquare acknowledges that it shall be solely responsible for the completeness, accuracy or sufficiency of any information relating to GameSquare or its Subsidiaries included in the Engine Proxy and that Engine shall not be responsible for ensuring the completeness, accuracy or sufficiency of such information). Without limiting the generality of the foregoing, but subject to Section 5.3 of the Arrangement Agreement, the Engine Proxy Statement must include a statement that the Engine Board has, upon recommendation of the Engine Board, unanimously determined that the Arrangement is in the best interests of Engine and unanimously recommends that Engine Shareholders vote in favour of the Engine Resolution.

“Engine Change in Recommendation” means the Engine Board (or any committee thereof) (A) fails to unanimously recommend or withdraws, amends, modifies or qualifies (or proposes publicly to withdraw, amend, modify or qualify), in a manner adverse to GameSquare, the Engine Board Recommendation, (B) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or remains neutral, in each case, with respect to a publicly announced or otherwise publicly disclosed Acquisition Proposal for more than five (5) Business Days (or beyond the third Business Day prior to the Engine Meeting, if sooner), (C) accepts, approves, executes or enters into, or causes Engine or any of its Subsidiaries to accept, approve, execute or enter into, or publicly proposes to accept, approve, execute or enter into, or to cause Engine or any of its Subsidiaries to accept, approve, execute or enter into, any agreement, letter of intent, agreement in principle, agreement, arrangement or understanding in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement contemplated under Section 5.3(1)(d) of the Arrangement Agreement), (D) fails to affirm publicly and without qualification the Engine Board Recommendation within five (5) Business Days following the public announcement of any Acquisition Proposal in respect of Engine and the written request by GameSquare to provide such reaffirmation, provided that if such request is made fewer than five (5) Business Days prior to the Engine Meeting, then, notwithstanding the foregoing, the Engine Board in receipt of such request shall have to make such affirmation as soon as practicable prior to the Engine Meeting, it being further agreed that no such request for such affirmation shall be made except once per publicly announced Acquisition Proposal or material modification of such Acquisition Proposal, or (E) resolves to take any of the prohibited actions above.

“Engine Material Adverse Effect” means a Material Adverse Effect in respect of Engine.

“Engine MD&A” means Engine’s management discussion and analysis dated November 29, 2022 for the years ended August 31, 2021 and 2022, as filed on SEDAR at www.sedar.com.

“Engine Meeting” or “Meeting” means the annual and special meeting of the Engine Shareholders to be held at the offices of Fogler, Rubinoff LLP, 77 King St. W., Suite 3000, Toronto, Ontario, M5K 1G8 at 10a.m. (Toronto time).

“Engine Options” means the outstanding options, if any, to purchase Engine Shares issued pursuant to the Omnibus Plan.

“Engine RSUs” means the restricted stock units issuable to Eligible Participants under the Omnibus Plan.

“Engine Shareholders” or “Shareholders” means the registered and/or beneficial holders of the Engine Shares, as the context requires.

“Engine Shareholder Approval” means the approval of the Transaction Resolution by a majority of Engine Shares outstanding and entitled to vote at the Meeting.

“Engine Subsidiaries” means the material Subsidiaries of Engine as at the date hereof: Frankly Inc. (British Columbia), Stream Hatchet S.L. (Spain), WinView, Inc. (Delaware), Sideqik Inc. (Delaware), Frankly Co. (Delaware), Frankly Media LLC (Delaware) and Vemba Media Technologies Private Limited (India).

“Engine Warrants” means the Engine warrants and finder warrants outstanding as of the date hereof.

“Engine Omnibus Plan” or “Omnibus Plan” means the Omnibus Inventive Plan adopted in accordance with the policies of the TSXV which provides that the Board may from time to time, in its discretion and in accordance with TSXV requirements, grant to directors, officers, employees and consultants of the Corporation and/or its affiliates, Common Share purchase options, restricted share units, and deferred share units.

“Engine Resolution” or “Transaction Resolution” means the resolution attached as Schedule B to this Circular, and which Engine Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, at the Meeting approving the Transaction pursuant to the rules of the TSXV.

“Exchange Approvals” means the Nasdaq Approval and the TSXV Approval.

“Exchange Ratio” means, 0.08262 Engine Shares for each GameSquare Share.

“Fairness Opinion” means the opinion of Haywood Securities Inc. dated December 6, 2022, delivered to the Engine Board that, subject to the qualifications set forth therein, the Exchange Ratio is fair, from a financial point of view, to the Engine Shareholders, a copy of which is attached to the Circular as Schedule “C”.

“Final Order” means the final order of the Court after a hearing upon the fairness of the terms and conditions of the Plan of Arrangement, in a form acceptable to GameSquare and Engine, each acting reasonably, approving the Plan of Arrangement, as such order may be amended by the Court (with the consent of both GameSquare and Engine, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or dismissed, as affirmed or as amended (provided that any such amendment is acceptable to both GameSquare and Engine, each acting reasonably) on appeal.

“foreign private issuer” has the same meaning as it does in Rule 3b-4 of the U.S. Exchange Act.

“GameSquare” means GameSquare Esports Inc., a company existing under the laws of the Province of Ontario.

“GameSquare Arrangement Resolution” means the special resolution approving the Arrangement to be considered, and, if thought advisable, passed by the GameSquare Shareholders at the GameSquare Meeting.

“GameSquare Board” means the board of directors of GameSquare, as constituted from time to time.

“GameSquare Board Recommendation” means the GameSquare Board’s determination that the Plan of Arrangement is in the best interests of GameSquare and its unanimous recommendation that GameSquare Shareholders vote in favour of the GameSquare Arrangement Resolution.

“GameSquare Change in Recommendation” means the GameSquare Board (or any committee thereof) (A) fails to recommend or withdraws, amends, modifies or qualifies (or proposes publicly to withdraw, amend, modify or qualify), in a manner adverse to Engine, the GameSquare Board Recommendation, (B) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or remains neutral, in each case, with respect to a publicly announced or otherwise publicly disclosed Acquisition Proposal for more than five (5) Business Days (or beyond the third Business Day prior to the GameSquare Meeting, if sooner), (C) accepts, approves, executes or enters into, or causes GameSquare or any of its Subsidiaries to accept, approve, execute or enter into, or publicly proposes to accept, approve, execute or enter into, or to cause GameSquare or any of its Subsidiaries to accept, approve, execute or enter into, any agreement, letter of intent, agreement in principle, agreement, arrangement or understanding in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement contemplated under Section 5.3(1)(d)) of the Arrangement Agreement; (D) fails to affirm publicly and without qualification the GameSquare Board Recommendation within five (5) Business Days following the public announcement of an Acquisition Proposal in respect of GameSquare and the written request by Engine to provide such reaffirmation, provided that if such request is made fewer than five (5) Business Days prior to the GameSquare Meeting, then, notwithstanding the foregoing, the GameSquare Board in receipt of such request shall have to make such affirmation as soon as practicable prior to the GameSquare Meeting, it being further agreed that no such request for such affirmation shall be made except once per publicly announced Acquisition Proposal or material modification of such Acquisition Proposal, or (E) resolves to take any of the prohibited actions above to be sent to GameSquare Shareholders in connection with the GameSquare Meeting, including any amendments or supplements thereto.

“GameSquare Common Shares” means the issued and outstanding common shares in the capital of GameSquare as currently constituted and as reflected in GameSquare’s Financial Statements.

“GameSquare Material Adverse Effect” means a Material Adverse Effect in respect of GameSquare.

“GameSquare Meeting” means the special meeting of the GameSquare Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement and the Interim Order, to be called and held in accordance with the Interim Order for, among other things, the purpose of considering and, if thought advisable, approving the Plan of Arrangement, and for any other purpose as may be set out in the GameSquare Circular.

“GameSquare Option(s)” means the options to purchase GameSquare Shares pursuant to the GameSquare Stock Option Plan.

“GameSquare PV Share(s)” means the proportionate voting shares in the capital of GameSquare as currently constituted.

“GameSquare RSU(s)” means the outstanding restricted share units issuable under the GameSquare RSU Plan.

“GameSquare RSU Plan” means the restricted share unit plan of GameSquare, approved at the annual meeting of GameSquare Shareholders held on September 21, 2021.

“GameSquare Securityholder(s)” means, collectively, the GameSquare Shareholders and the holders of GameSquare Options, GameSquare Warrants and GameSquare RSUs.

“GameSquare Shareholder(s)” means the registered and/or beneficial holders of the GameSquare Shares, as the context requires.

“GameSquare Share(s)” means the GameSquare Common Shares and the GameSquare PV Shares.

“GameSquare Stock Option Plan” means the incentive stock option plan of GameSquare approved at the annual meeting of GameSquare Shareholders held on September 21, 2021.

“GameSquare Subsidiaries” means the Subsidiaries of GameSquare, which as at the date hereof are: GameSquare Esports (USA) Inc. (dba Fourth Frame Studios), NextGen Tech LLC (dba Complexity Gaming), GCN Inc., Swingman LLC (dba Cut+Sew and Zoned), Code Red Esports Ltd.

“GameSquare Warrants” means all the issued and outstanding warrants of GameSquare.

“Governmental Entity” means: (i) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public body, authority or department, central bank, court, tribunal, arbitral body, commission, board, bureau, commissioner, ministry, governor in council, agency or instrumentality, domestic or foreign; (ii) any subdivision or authority of any of the above; (iii) any quasi-governmental, administrative or private body, including any tribunal, commission, committee, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange.

“Haywood” means Haywood Securities Inc.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and as applicable at the relevant time.

“Interim Order” means the interim order of the Court to GameSquare and Engine providing for, among other things, the calling and holding of the GameSquare Meeting, as the same may be amended, by the Court with the consent the Parties, each acting reasonably.

“Intermediaries” means, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs, and other plans.

“International Accounting Standards Board” means the independent accounting standard-setting body of the IFRS Foundation.

“Law” means any and all laws, statutes, codes, guidelines, ordinances, decrees, rules, regulations, by-laws, treaties, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations or awards, decrees or other requirements of any Governmental Entity having the force of law and any legal requirements arising under the common law or principles of law or equity, including, without limitation, laws concerning privacy and / or security of personal health information, and the term “applicable” with respect to such Laws and, in the context that refers to any Person, means such Laws as are applicable at the relevant time or times to such Person or its business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over such Person or its business, undertaking, property or securities.

“Matching Period” means at least five (5) Business Days have elapsed from the date that is the later of the date on which the other Party received the Superior Proposal Notice and the date on which such other Party received a copy of the proposed definitive agreement for the Superior Proposal and all ancillary documents (and supporting materials) containing material terms and conditions of the Superior Proposal, including any financing documents supplied to a Receiving Party in connection therewith.

“Material Adverse Effect” means in respect of any Person, any change, event, occurrence, effect, state of facts, development, condition or circumstance, that, individually or in the aggregate with other such changes, events, occurrences, effects, state of facts, developments, conditions or circumstances, is or would reasonably be expected to be material and adverse to the business, operations, financial condition or results of operations of that Person and its Subsidiaries, taken as a whole, except to the extent that any such change, event, occurrence, effect, state of facts, development, condition or circumstance results from or arises in connection with:

(a)	changes, developments or conditions generally affecting the industry (taking into account relevant geographies) in which such Person and its Subsidiaries operate generally;

(b)	any change in global, national or regional political conditions (including strikes, lockouts, riots or facility takeover for emergency purposes), economic, business, banking, regulatory, currency exchange, interest rate, inflationary conditions or financial, capital or commodity market conditions, in each case whether national or global;

(c)	any act of terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of terrorism, hostilities or war;

(d)	any epidemics, pandemics or disease outbreak or other public health condition (including COVID-19), earthquakes, volcanoes, tsunamis, hurricanes, tornados or other natural disasters or acts of God;

(e)	any adoption, proposal, implementation or other change in Law, or interpretation of Law by any Governmental Entity, including any Laws in respect to Taxes, IFRS or regulatory accounting requirements, in each case after the date hereof;

(f)	any generally applicable change in applicable accounting principles, including IFRS;

(g)	any actions taken (or omitted to be taken) (1) at the written request, or with the prior written consent, of the other Party hereto, (2) as required by Law (except to the extent that such legal requirement arose by reason of failure of the applicable Party or a Subsidiary thereof to comply with applicable Law or any applicable Regulatory Approval or the terms of any Permit), or (3) in accordance with, or as explicitly permitted under, the terms of the Arrangement Agreement;

(h)	the failure in and of itself of the Person to meet any internal or published projections, forecasts or guidance or estimates of revenues, earnings or cash flows of such Person or of any securities analysts, it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred;

(i)	the announcement of the Transaction or the pendency of the Transaction; and

(j)	any decrease in the market price or any decline in the trading volume of the equity securities of the Person (it being understood that the causes underlying such change in trading price or trading volume, other than those identified in paragraphs (a) through (g) above may be taken into account in determining whether a Material Adverse Effect has occurred), provided, if any change, event, occurrence, effect, state of facts, development, condition or circumstance referred to in clauses (a) through to and including (g) above has a materially disproportionate effect on the a Person and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries in which the Person and the Subsidiaries operate, such effect may be taken into account in determining whether a “Material Adverse Effect” has occurred in respect of such Person. Notwithstanding the foregoing, references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a Material Adverse Effect has occurred.

“Misrepresentation” has the meaning ascribed thereto under the Securities Act (Ontario).

“Nasdaq” means the Nasdaq Capital Market.

“Nasdaq Approval” means the initial listing application prepared by Engine and submitted to Nasdaq to list the Engine Shares.

“Non-registered Shareholder” means a beneficial holder of Engine Shares, generally registered in the name of either: (a) an intermediary with whom the Non-Registered Shareholder deals in respect of the Engine Shares (including, among others, banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or (b) a clearing agency of which the Intermediary is a participant.

“OBCA” means the Business Corporations Act (Ontario) and all regulations made thereunder, as promulgated or amended from time to time.

“Order” means any: (i) order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, subpoena, writ or award issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Entity or any arbitrator or arbitration panel; or (ii) Contract with any Governmental Entity entered into in connection with any Action.

“Ordinary Course” means, with respect to an action taken by any Person, that such action is substantially consistent in nature and scope with the past practices of such Person and is taken in the normal day-to-day operations of the business of such Person and, in any case, is not unreasonable or unusual in the circumstances when considered in the context of the provisions of the Arrangement Agreement.

“Outside Date” means April 30, 2023, or such later date as may be agreed to in writing by the Parties, subject to the right of any Party to extend the Outside Date for up to an additional 45 days if all of the other conditions set forth Article 6 of the Arrangement Agreement (other than the delivery of items to be delivered on the Effective Date and the satisfaction of those conditions that, by their terms, cannot be satisfied until immediately prior to the Effective Date) have been satisfied or waived and the Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity, by giving written notice to the other Party to such effect no later than 5:00 p.m. (Toronto time) on the date that is not less than two (2) Business Days prior to the original Outside Date (and any subsequent Outside Date); provided that notwithstanding the foregoing, a Party shall not be permitted to extend the Outside Date if the failure to obtain any of the Regulatory Approvals or the Final Order is primarily the result of such Party’s Wilful Breach of the Arrangement Agreement.

“Parties” means, together, GameSquare and Engine and “Party” means any one of them.

“Permit” means any lease, license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of or from any Governmental Entity.

“Person” includes any individual, partnership, limited partnership, association, body corporate, corporation, company, organization, joint venture, trust, estate, trustee, executor, administrator, legal representative, government (including a Governmental Entity), syndicate or other entity.

“Personal Information” means information about an identifiable individual and includes any information that constitutes Personal Information within the meaning of all applicable Privacy Laws.

“Pre-Closing Period” means from December 7, 2022, until the earlier of the Effective Time or the date the Arrangement Agreement is terminated.

“Preference Shares” means Engine Preference Shares, the holders of which are not entitled to receive notice of, or attend or vote at, any meeting of shareholders of the Corporation except as required by law or as provided in the special rights and restrictions attached to any series of Preference Shares. Holders of Preference Shares are entitled, on the distribution of assets or property of the Corporation on the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or on any other distribution of assets or property of the Corporation any among its shareholders for the purpose of winding up its affairs, to receive, before any distribution or payment is made to holders as set out in the special rights and restrictions attached to the applicable series of Preference Shares. After payment to holders of Preference Shares of the amounts so payable to them, they shall not, as such, be entitled to share in any further distribution of assets or property of the Corporation except as specifically provided in the special rights and restrictions attached to any particular series of Preference Shares.

“Receiving Party” means the Party to the Arrangement Agreement that receives an Acquisition Proposal which constitutes a Superior Proposal.

“Record Date” means the close of business on January 23, 2023.

“Regulatory Approval” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with (including any notice required to be provided to), any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, and with respect to such consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, it shall not have been withdrawn, terminated, lapsed, expired or is otherwise no longer effective, in each case in connection with the Transaction and includes the Exchange Approvals.

“Replacement Option(s)” means the options to purchase Engine Shares to be issued by Engine in exchange for each of the outstanding GameSquare Options at the Effective Time pursuant to the Arrangement Agreement and in accordance with the Plan of Arrangement.

“Replacement Option Exercise Price” means an exercise price per Engine Share equal to the exercise price per share of such GameSquare Option for which it was exchanged immediately prior to the Effective Time divided by the Exchange Ratio and rounded up to the nearest whole cent.

“Replacement RSU(s)” means Engine RSUs to be issued by Engine in exchange for each of the outstanding GameSquare RSU at the Effective Time pursuant to the Arrangement Agreement and in accordance with the Plan of Arrangement.

“Replacement Warrant(s)” means the warrants to purchase Engine Shares to be issued by Engine in exchange for each of the outstanding GameSquare Warrants at the Effective Time pursuant to the Arrangement Agreement and in accordance with the Plan of Arrangement.

“Replacement Warrant Exercise Price” means the exercise price per share of such GameSquare Warrant immediately prior to the Effective Time divided by the Exchange Ratio and rounded up to the nearest whole cent.

“Responding Party” means a Party or any Subsidiary, that, following December 7, 2022, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Party or any Subsidiary, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Party or any Subsidiary.

“Resulting Issuer” means the Corporation after giving effect to the Transaction.

“Resulting Issuer Directors” means, subject to their election by the Shareholders, the following Directors of the Resulting Issuer: Justin Kenna, Travis Goff, Tom Walker, Jeremi Gorman, Tom Rogers, Lou Schwartz, and Stuart Porter.

“SEC” means the United States Securities and Exchange Commission.

“Securities Laws” means Canadian Securities Laws, U.S. Securities Laws and any other applicable Canadian provincial and territorial or United States securities Laws, rules, orders, notices, promulgations and regulations and published policies thereunder.

“SEDAR” means the System for Electronic Document Analysis Retrieval and its corresponding website at www.sedar.com.

“Share Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan, long-term incentive plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to one or more full-time employees, directors, officers, insiders, service providers or consultants of the Corporation or a Subsidiary including a share purchase from treasury by a full-time employee, director, officer, insider, service provider or Consultant which is financially assisted by the Corporation or a Subsidiary by way of a loan, guarantee or otherwise.

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal from a person who is an arm’s length third party, made after December 7, 2022 to acquire not less than all of the outstanding Engine Shares or GameSquare Shares, as applicable (other than Engine Shares or GameSquare Shares, as applicable, beneficially owned by the person or persons making such Acquisition Proposal), or all or substantially all of the assets of the Party and its Subsidiaries on a consolidated basis:

(a)	that complies with Securities Laws and did not result from or involve a breach of the Arrangement Agreement or any agreement between the Person making such Acquisition Proposal and such Party;

(b)	that is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the board of directors of such Party, acting in good faith (after receipt of advice from its financial advisors and its outside legal counsel) that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal;

(c)	that is not subject to any due diligence and/or access to information condition;

(d)	that is reasonably capable of being completed in accordance with its terms without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person or group of persons making such proposal; and

(e)	in respect of which the Board of such Party determines, in good faith after consultation with its outside legal counsel and financial advisor(s) and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person or group of persons making such Acquisition Proposal, would, if consummated in accordance with its terms and without assuming away the risk of non-completion, result in a transaction more favourable to the holders of such Party’s common shares, from a financial point of view, than the Plan of Arrangement (including after considering any proposal to adjust the terms and conditions of the Arrangement).

“Superior Proposal Notice” means that the Receiving Party has delivered to the other Party a written notice of the determination of the Receiving Party’s board of directors that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Receiving Party’s board of directors to make a Change in Recommendation or approve, recommend or enter into a definitive agreement with respect to such Superior Proposal, including a notice as to the value in financial terms that the board of directors has, in consultation with its outside financial advisors, determined should be ascribed to any non-cash consideration offered with respect to such Superior Proposal.

“Transaction” means the transaction resulting from the completion of the Arrangement Agreement and all schedules therein, including the acquisition of all the GameSquare Shares by Engine, and completion of the other transactions contemplated by the Plan of Arrangement.

“Transfer Agent” means Computershare Trust Company.

“TSXV” means the TSX Venture Exchange.

“TSXV Approval” means the conditional approval of TSXV to list the Consideration Shares and any Engine Shares issuable upon the exercise of any Replacement Warrants, Replacement Options and Replacement RSUs, in each case subject only to customary listing conditions.

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“U.S. GAAP” means generally accepted accounting principles, as in effect in the United States of America.

“U.S. Person” means a “U.S. person” as defined in Rule 902(k) of Regulation S under the U.S. Securities Act.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“U.S. Securities Laws” means the U.S. Securities Act, the U.S. Exchange Act and all other securities Laws of any state of the United States and the rules and regulations promulgated thereunder.

“Wilful Breach” of any representation, warranty or covenant of a Party means that, as applicable, a senior officer of the breaching Party (i) had actual knowledge that a representation or warranty of the Party to which he or she served as a senior officer was materially false when made or (ii) as to a covenant herein, directed or allowed the applicable Party to take an action, fail to take an action or permit an action to be taken or occur that he or she knew at such time constituted a material breach of a covenant herein by such Party.

SCHEDULE B

TRANSACTION RESOLUTION

The text of the Transaction Resolution which Engine Shareholders will be asked to pass at the Engine Meeting is as follows:

1.	The issuance of approximately 25,622,058 common shares of Engine Gaming and Media, Inc. (“Engine”) as may be required to be issued pursuant to the terms of the arrangement (as the arrangement may be, or may have been, modified or amended in accordance with its terms) (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) involving Engine and GameSquare Esports Inc., a corporation existing under the laws of the Province of Ontario (“GameSquare”), as set forth in the arrangement agreement (the “Arrangement Agreement”) among Engine and GameSquare dated December 7, 2022 and all as more particularly described and set forth in the management proxy circular (the “Circular”) of Engine dated January 23, 2023), is hereby authorized, approved and adopted.

2.	The issuance of approximately 1,586,796 Engine common shares as may be required to be issued pursuant to the exercise of the replacement share purchase options of GameSquare to be issued by Engine pursuant to the terms of the Arrangement, as more particularly described and set forth in the Circular, is hereby authorized, approved and adopted.

3.	The issuance of approximately 298,261 Engine common shares as may be required to be issued pursuant to the settlement of the replacement restricted share units of GameSquare to be issued by Engine pursuant to the terms of the Arrangement, as more particularly described and set forth in the Circular, is hereby authorized, approved and adopted.

4.	The issuance of approximately 3,582,157 Engine common shares as may be required to be issued pursuant to the exercise of the replacement warrants of GameSquare to be issued by Engine pursuant to the terms of the Arrangement, as more particularly described and set forth in the Circular, is hereby authorized, approved and adopted.

5.	Notwithstanding that this resolution has been passed by the shareholders of Engine, the board of directors of Engine is hereby authorized and empowered, without further notice to, or approval of, the shareholders of Engine:

a)	to amend the terms of the Arrangement to the extent permitted by the Arrangement Agreement as it may deem appropriate in any manner, other than to increase the number of Engine common shares to be paid under the Arrangement;
b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

6.	Any one or more directors or officers of Engine is hereby authorized, for and on behalf and in the name of Engine, to execute and deliver, whether under corporate seal of Engine or otherwise, all such agreements, forms waivers, notices, certificate, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Arrangement in accordance with the terms of the Arrangement Agreement, including:

a)	all actions required to be taken by or on behalf of Engine, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Engine;

c)	such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE C

ENGINE GAMING FAIRNESS OPINION

The Fairness Opinion was delivered orally to the Engine Board by Haywood Securities on December 6, 2022. Subject to the qualifications set forth therein, the Exchange Ratio is fair, from a financial point of view to Engine. A written summary of the Fairness Opinion delivered orally is provided below:

December 6, 2022

ENGINE GAMING AND MEDIA INC.

3000 - 77 King St West

P.O. Box 95, TD Centre North Tower

Toronto, ON M5K 1G8

To the Board of Directors:

Haywood Securities Inc. (“Haywood”) understands that Engine Gaming and Media Inc. (“Engine”) will enter into an Arrangement Agreement (the “Agreement”) with GSQ Esports Inc. (“GSQ”‘), to effect the arm’s length acquisition of GSQ by Engine through a plan of arrangement (the “Arrangement”) under the Business Corporations Act (Ontario).

As consideration for the acquisition of 100% of the issued and outstanding common shares of GSQ (the “GSQ Shares”), at the completion of the Arrangement, Engine will issue 0.08262 share of Engine (the “Engine Shares”) in exchange for each GSQ Share held (the “Consideration”), such that the holders of Engine Shares (“Engine Shareholders”) will retain 40% ownership of the surviving entity and holders of GSQ Shares (“GSQ Shareholders”) will retain 60% of the resulting entity on an undiluted basis, as calculated in accordance with the Agreement.

The above description is summary in nature. The specific terms and conditions of, and other matters relating to the Agreement and the Arrangement will be more fully described in a management information circular of Engine (the “Engine Circular”), which will be mailed to Engine Shareholders in connection with the Arrangement.

Completion of the Arrangement is subject to certain closing conditions customary for transactions of this nature including, among other things, approval of the Arrangement by the Ontario Superior Court of Justice and the approval of the Engine Shareholders at a meeting of Engine Shareholders to be called for the purpose of considering the Arrangement (the “Engine Gaming Meeting”).

The above description is summary in nature. The specific terms of, and conditions necessary to complete, the Arrangement are set forth in the Agreement and will be described in the Engine Circular to be mailed to the Engine Shareholders in connection with the Engine Gaming Meeting.

The Board of Directors of Engine (the “Board”) has retained Haywood to prepare and render an opinion (this “Fairness Opinion”) to the Board as to the fairness of the Consideration, from a financial point of view, to Engine. Haywood has not prepared a “formal valuation” within the meaning of Multilateral Instrument 61-101 (“MI 61-101”), of Engine or GSQ or any of their subsidiaries and assets, and this Fairness Opinion should not be construed as such.

Engagement

Pursuant to a letter agreement dated December 6, 2022 (the “Engagement Agreement”), the Board engaged Haywood to prepare and render an opinion as to the fairness of the Consideration, from a financial point of view, to Engine.

Following its review of the terms of the Arrangement, Haywood rendered its verbal opinion to the Board as to the fairness of the Consideration, from a financial point of view, to Engine, subject to completion of satisfactory due diligence. This Fairness Opinion confirms the verbal opinion rendered by Haywood to the Board on December 6, 2022. The data used for Haywood’s analyses in the verbal opinion and in this Fairness Opinion is as of December 5, 2022.

The terms of the Engagement Agreement provide that Haywood is to be paid a fixed fee for the delivery of the Fairness Opinion, no portion of which is conditional upon this Fairness Opinion being favorable. The Board acknowledges that Haywood has also provided advisory services as financial advisor to Engine in connection with the Arrangement (the “Advisory Services”) in accordance with, an engagement letter dated August 10, 2022, as amended, which engagement entitles Haywood to a fee payable upon completion of the Arrangement or any alternative transaction. Engine has also agreed, in connection with the Engagement Agreement and Advisory Services, to reimburse Haywood for its reasonable out-of-pocket expenses, whether or not the Arrangement is completed, and to indemnify Haywood, its affiliates, and their respective directors, officers, employees, agents and controlling persons, against certain losses, claims, damages and liabilities which may arise directly or indirectly from services performed by Haywood in connection with its engagement.

Independence of Haywood

Neither Haywood, nor any of its affiliates, is an insider, associate or affiliate of any of GSQ or Engine or any of their respective associates or affiliates (collectively, the “Interested Parties”). Other than in respect of the Advisory Services and Haywood’s participation as a 5% syndicate partner for GSQ’s July 2021 private placement offering of units at $0.40 per unit for gross proceeds of $8,500,000, in the past 24-month period, Haywood has not been engaged by any of the Interested Parties to provide financial advisory services nor has it participated in any financings with any of the Interested Parties.

Haywood acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, has and may in the future have positions in the securities of Engine, GSQ or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As of the date of this Fairness Opinion, Haywood’s clients and members of its Pro Group (as that term is defined in the policies of the TSX Venture Exchange) hold an aggregate of 373,261 common shares of Engine and 5,704,434 common shares of GSQ. Haywood’s clients and members of its Pro Group also hold an aggregate C$250,000 on 5% Convertible Notes maturing on February 28, 2023. Other than in respect of the Advisory Services, there are no understandings, agreements or commitments between Haywood and Engine, GSQ or any other Interested Party, with respect to any future business dealings.

In the ordinary course of trading and brokerage activities, Haywood, the associates and affiliates thereof and the officers, directors and employees of any of them at any time may hold long or short positions, may trade or otherwise effect transactions, for their own account, for managed accounts or for the accounts of customers, in debt or equity securities of Engine, GSQ or related assets or derivative securities. As an investment dealer, Haywood conducts research on companies and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Engine, GSQ or with respect to the Arrangement.

Credentials of Haywood

Haywood is one of Canada’s leading independent investment dealers with operations in corporate finance, equity sales and trading and investment research. Haywood is a participating organization of the Toronto Stock Exchange and the TSX Venture Exchange and a member of the Investment Industry Regulatory Organization of Canada (“IIROC”) and the Canadian Investor Protection Fund. The opinion expressed herein is the opinion of Haywood, and the individuals primarily responsible for preparing this Fairness Opinion are professionals of Haywood experienced in merger, acquisition, divestiture and fairness opinion matters and have an understanding of the marketable securities involved in the Arrangement. Fairness opinions prepared by Haywood, including this Fairness Opinion, are subject to internal oversight and review before they are issued.

Scope of Review and Approach to Analysis

In connection with rendering this Fairness Opinion, Haywood has reviewed and relied upon, or carried out, among other things, the following:

a)	a draft of the Agreement;

b)	corporate documents for GSQ as well as documents contained in its data room made available to us;

c)	corporate documents for Engine as well as documents contained in its data room made available to us;

d)	audited financial statements of GSQ for the years ended December 31, 2021 and November 30 2020 and unaudited financial statements of GSQ for the nine month period ended September 30, 2022;

e)	the audited financial statements for Engine for the years ended August 31, 2022 and 2021, and unaudited financial statements for Engine for the nine month period ended May 31, 2022;

f)	financial forecasts for GSQ provided by Engine, and subsequent discussions with management of Engine regarding these projections;

g)	public information relating to the business, financial condition and trading history of Engine and other select public companies Haywood considered relevant;

h)	certain historical financial information and operating data concerning GSQ;

i)	certain projected financial information for Engine, including without limitation, budgets, financial forecasts and internal operational models, which were prepared and provided by Engine;

j)	the financial results of GSQ, comparing them with publicly available financial data concerning certain publicly traded companies that Haywood deemed to be relevant for the purposes of its analysis (sources: Capital IQ);

k)	where applicable, comparing the consideration to be paid by GSQ to the value per common share of GSQ implied by analyses of market multiples of comparable companies;

l)	certain industry and analyst reports and statistics that Haywood deemed relevant for the purposes of its analysis;

m)	certain other internal information prepared by Engine with respect to GSQ and provided to Haywood;

n)	meetings with Engine’s management to understand relevant aspects of the business and the outlook for the near and mid-future that will impact GSQ;

o)	a certificate addressed to Haywood, dated December 6, 2022, from two senior officers of Engine as to the completeness and accuracy of the Information (as defined below);

p)	publicly available financial documents on relevant comparable companies in the sector (source: company filings);

q)	such other financial, market, technical and industry information, conducting such other investigations, analyses and discussions (including discussions with senior management of Engine) as Haywood considered relevant and appropriate in the circumstances.

In its assessment, Haywood considered several techniques which involved a number of quantitative and qualitative factors, using a blended approach to determine its opinion on the Arrangement.

Haywood has not, to the best of its knowledge, been denied access by GSQ or Engine to any information under its control requested by Haywood. Haywood did not meet with the auditors of Engine or GSQ and has assumed the accuracy and fair presentation of and relied upon the audited financial statements of Engine and GSQ and the reports of the auditors thereon.

Assumptions and Limitations

With the approval and agreement of the Board and as provided for in the Engagement Agreement, and subject to the exercise of its professional judgement, Haywood has relied upon and assumed the completeness, accuracy and fair presentation of all financial information, business plans, financial analyses, forecasts and other information, data, advice, opinions and representations (collectively referred to as the “Information”) obtained by Haywood from public sources, or provided to Haywood by GSQ and Engine, their respective subsidiaries, directors, officers, associates, affiliates, consultants, advisors and representatives relating to GSQ, Engine, their respective subsidiaries, associates and affiliates, and to the Arrangement. This Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. Haywood has not been requested to or, subject to the exercise of professional judgment, attempted to verify independently the completeness, accuracy or fair presentation of any of the Information and assumes no responsibility or liability in connection therewith. Haywood has not conducted or been provided with any “formal valuation” (within the meaning of MI 61-101) or appraisal of any assets or liabilities, nor has it evaluated the solvency of GSQ or Engine under any provincial or federal laws relating to bankruptcy, insolvency or similar matters. Haywood has not had the benefit of reviewing any third party economic assessment on the assets of GSQ or Engine, and expresses no opinion as to the results of any future economic assessment that may be released prior to or following completion of the Arrangement or the market reaction to the results of such economic assessment. The technical due diligence conducted by Haywood was limited in scope and Haywood has relied heavily on the experience and representations of management of Engine and GSQ.

Engine has represented to Haywood in a certificate of two senior officers dated December 6, 2022, among other things, that the Information provided to Haywood, including the written information and discussions concerning Engine and GSQ, as applicable, referred to above under the heading “Scope of Review and Approach to Analysis”, is complete and correct in all material respects at the date the Information was provided to Haywood and that, since the date on which the Information was provided to Haywood, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Engine or any of its affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on this Fairness Opinion. Haywood has relied on the representations and warranties of GSQ as set out in the Agreement and assumes that such representations and warranties are complete and correct at the date of this Fairness Opinion and that there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of GSQ or its affiliates which would have or which would reasonably be expected to have a material effect on this Fairness Opinion.

With respect to any financial analyses, forecasts, projections, estimates and/or budgets provided to Haywood and used in its analysis, Haywood notes that projecting future results of any company is inherently subject to uncertainty. Haywood has assumed, however, that such financial analyses, forecasts, projections, estimates and/or budgets were prepared using the assumptions identified therein and that such assumptions reflect reasonable estimates and judgments by management as to the expected future results of operations and financial condition of each of GSQ and Engine. Haywood expresses no view as to such financial analyses, forecasts, projections, estimates and/or budgets or the assumptions on which they were based.

In preparing this Fairness Opinion, Haywood has made several assumptions, including that all of the representations and warranties contained in the Agreement are correct as of the date hereof, all of the conditions required to complete the Arrangement will be met, the Arrangement will be completed substantially in accordance with its terms and all applicable laws, and that the disclosure provided in the Circular with respect to GSQ, Engine, and their respective subsidiaries and affiliates and the Arrangement will be accurate in all material respects.

Haywood has relied, as to all legal matters relevant to rendering this Fairness Opinion, upon the advice of its own counsel. Haywood has further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Arrangement will be obtained without any adverse effect on GSQ or Engine or on the contemplated benefits of the Arrangement.

Haywood is not a legal, tax or accounting expert and expresses no opinion concerning any legal, tax or accounting matters concerning the Arrangement or the sufficiency of this letter for your purposes.

This Fairness Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing, and the Information as at December 5, 2022 and the conditions and prospects, financial and otherwise, of GSQ or Engine as they are reflected in the Information provided by GSQ and Engine, and as was represented to Haywood in its discussions with the management of Engine, and certain of their respective consultants, advisors and representatives. It should be understood that subsequent developments may affect this Fairness Opinion and that Haywood does not have any obligation to update, revise or reaffirm this Fairness Opinion. Haywood is expressing no opinion herein as to the price at which the current shares of Engine will trade at any future time. In Haywood’s analysis and in connection with the preparation of this Fairness Opinion, Haywood made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of Haywood and any party involved in the Arrangement.

This Fairness Opinion is provided for the use of the Board only and may not be disclosed, referred or communicated to, or relied upon by, any third party without Haywood’s prior written approval. Haywood consents to the inclusion of this Fairness Opinion in the Circular. Haywood disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Fairness Opinion that may come or be brought to the attention of Haywood after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting this Fairness Opinion after the date hereof, Haywood reserves the right to change, modify or withdraw this Fairness Opinion.

Haywood believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying this Fairness Opinion. The preparation of an opinion is a complex process and is not necessarily amenable to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

This Fairness Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of IIROC, but IIROC has not been involved in the preparation or review of this Fairness Opinion.

Fairness Conclusion

Based on and subject to the foregoing and such other factors as Haywood considered relevant, Haywood is of the opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to Engine.

Yours truly,

HAYWOOD SECURITIES INC.

(begins on following page)

SCHEDULE D

ADDITIONAL INFORMATION CONCERNING ENGINE

The following information is presented on a pre-Arrangement basis and is reflective of the current business, financial and share capital position of Engine.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Corporation was incorporated as “Stratton Capital Corp.” under the Business Corporations Act (Ontario) pursuant to articles of incorporation on April 8, 2011. On October 19, 2016, the Corporation filed Articles of Amendment changing its name from “Stratton Capital Corp.” to “Millennial Esports Corp.”

On June 7, 2019, the Corporation filed Articles of Amendment to effect a consolidation of the Common Shares on the basis of one post-consolidation Common Share for every fifteen pre-consolidation Common Shares (the “June 2019 Consolidation”). On October 17, 2019, the Corporation filed Articles of Amendment to (i) change its name from “Millennial Esports Corp.” to “Torque Esports Corp.”, and (ii) to effect a consolidation of the Common Shares on the basis of one post-consolidation Common Share for every five pre-consolidation Common Shares (the “October 2019 Consolidation”).

On August 13, 2020, the Corporation filed Articles of Amendment to (i) change its name from “Torque Esports Corp.” to “Engine Gaming and Media, Inc.”, and (ii) to effect a consolidation of the Common Shares on the basis of one post-consolidation Common Share for every fifteen pre-consolidation Common Shares (the “August 2020 Consolidation”).

On December 18, 2020, the Corporation filed a Continuance Application with the British Columbia Registrar of Companies to continue into British Columbia under the BCBCA.

On October 19, 2021, the Corporation changed its name from “Engine Media Holdings, Inc.” to “Engine Gaming and Media, Inc.”

The head office of the Corporation is located at 2110 Powers Ferry Road SE, Suite 450, Atlanta, GA 30339 and the registered office of the Corporation is located at 77 King Street West, Suite 3000, PO Box 95, Toronto, Ontario M5K 1G8.

The Corporation is a reporting issuer in the provinces of Alberta, British Columbia, Ontario, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland. The Common Shares are listed and posted for trading on the TSXV under the trading symbol “GAME”, on the Nasdaq Global Market (the “Nasdaq”) under the symbol “GAME”, and the OTCQB under the trading symbol “GAME”.

Intercorporate Relationships and Material Subsidiaries

The following is a summary of the inter-corporate relationships between the Corporation and its subsidiaries, which together comprise the consolidated Corporation as at the date hereof:

DOCUMENTS INCORPORATED BY REFERENCE

Information in respect of Engine has been incorporated by reference in this Schedule and the Circular from documents filed with the securities commissions or similar authorities in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland. Copies of the documents incorporated herein by reference may be obtained on request without charge from Michael Munoz of Engine at 2110 Powers Ferry Road SE, Suite 450, Atlanta, Georgia. In addition, copies of documents incorporated herein by reference may be obtained by a Shareholder upon request without charge from the Secretary of the Corporation. These documents are also available on SEDAR at www.sedar.com.

The following documents of Engine are specifically incorporated by reference into and form an integral part of this Schedule “D” and the Circular:

1.	The Arrangement Agreement dated December 7, 2022, between Engine and GameSquare and all Schedules therein;
2.	Engine’s annual information form dated November 29, 2022, for the year ended August 31, 2022;
3.	The audited consolidated financial statements of Engine as at and for the years ended August 31, 2022 and 2021, together with the notes thereto and the auditor’s report thereon dated November 29, 2022;
4.	Engine’s management’s discussion and analysis of the financial condition and results of operations of Engine for the years ended August 31, 2022 and 2021;
5.	Engine’s management information circular of Engine dated August 19, 2021;
6.	The interim financial report of Engine for three months ended November 30, 2022 and November 30, 2021 and the related interim MD&A; and
7.	The material change report dated December 8, 2022 relating to the Transaction, as amongst Engine and GameSquare, pursuant to which Engine will acquire all of the issued and outstanding common shares of GameSquare.

Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus filed by Engine with the Canadian Securities Administrators subsequent to the date of the Circular and prior to the Effective Date will be deemed to be incorporated by reference in this Schedule and the Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Schedule “D” and the Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Schedule “D” and the Circular.

DESCRIPTION OF THE BUSINESS

A description of the business of the Corporation is described under the heading “Item 4 - Description of the Business” of the Engine AIF, which is incorporated by reference herein.

THREE-YEAR HISTORY

A description of how the business of the Corporation developed over the three most recently completed financial years and the current financial year is described under the heading “Three-Year History” in the Engine AIF, which is incorporated by reference herein.

RECENT DEVELOPMENTS

Engine Extends Expiring Convertible Debentures

On September 22, 2022, Engine announced that it has extended convertible debentures that were due to expire in October and November 2022 with an aggregate principal amount of $1,250,000. The original convertible debentures had an annual interest rate of 10% per annum and a conversion price of $8.90 per share. In place of the expiring convertible debentures, Engine issued a new convertible debenture with an aggregate principal amount of $1,250,000, which expires on August 31, 2025, carries an annual interest rate of 7% per annum, and is convertible into common shares of the Corporation at a conversion price of $1.10 per share.

Frankly Media Partnership with Aggregated Media

On October 3, 2022, Frankly Media, announced a partnership with Aggregated Media (“A8”), an esports and video game culture media company. The partnership enables Frankly Media to monetize A8’s content via their premium yield advertising services and maximize their audience reach through Frankly Media’s video streaming platform, mobile apps and OTT/CTV.

Frankly Media Partnership with Filmfeed, Inc.

On October 10, 2022, Frankly Media announced a partnership with Filmfeed, Inc. The partnership enables Frankly to monetize their recently launched Stash TV video streaming content via their premium yield advertising services. Frankly Media’s Programmatic Advertising monetization services are being leveraged for their revenue growing AI technology, audience insight solutions and performance tracking tools to better track and importantly, monetize newly launched Stash TV CTV streaming content.

Sideqik Announces Partnership with Awin and ShareASale

On October 14, 2022, Sideqik announced a partnership with marketing platforms Awin and ShareASale. The partnerships with Awin and ShareASale are aimed at accessing Awin’s 21,000 retailers and leveraging Sideqik’s existing platform and expertise in supporting affiliate sales and expansion of consumers through social media channels.

Definitive Arrangement Agreement with GameSquare Esports Inc.

On December 7, 2022 Engine entered into a definitive arrangement agreement (the “Arrangement Agreement”) with GameSquare Esports Inc. (“GameSquare”) to combine businesses in an all share transaction, whereby each common share of GameSquare will be exchange for 0.08262 Common Shares (the “Arrangement”). Following the all-share transaction, former GameSquare shareholders are expected to own approximately 60% of the combined entity, and current Engine shareholders are expected to own approximately 40% of the combined entity on a fully diluted basis, and it is intended that the Common Shares will continue to trade on Nasdaq and TSXV, in each case, under the symbol “GAME.” The combined entity will retain the “GameSquare” brand globally.

The Arrangement is anticipated to close in the first quarter of 2023. The completion of the Arrangement is subject to customary terms and conditions, including the following: approval of the Arrangement by Engine and GameSquare shareholders; court approval of the Arrangement; and, receipt of all required regulatory approvals, including acceptance by the TSXV.

DESCRIPTION OF SECURITIES

Engine Shares

Engine is authorized to issue an unlimited number of Common Shares and an unlimited number of preference shares (“Preference Shares”) without par value. As of November 30, 2022, there are 16,027,267 Common Shares issued and outstanding. There are no Preference Shares issued and outstanding. The holders of the Common Shares are the only class of shares currently issued by the Corporation, and the only equity and voting securities of the Corporation. The holders of Common Shares are entitled to dividends, subject to the rights of holders of any other class of shares of the Corporation, if, as and when declared by the Board, to one vote per share at meetings of the shareholders of the Corporation and, subject to the rights of holders of any other class of shares of the Corporation, to share, on a pro rata basis with the other holders of Common Shares, the net assets of the Corporation, upon liquidation, dissolution or winding up of the Corporation. The Common Shares are not subject to call or assessment nor do they carry any pre-emptive or conversion rights. There are no provisions attached to such shares for redemption, purchase for cancellation, surrender or sinking or purchase funds. Holders of Preference Shares are not be entitled to receive notice of, or attend or vote at, any meeting of shareholders of the Corporation except as required by law or as provided in the special rights and restrictions attached to any series of Preference Shares. Holders of Preference Shares are entitled, on the distribution of assets or property of the Corporation on the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or on any other distribution of assets or property of the Corporation among its shareholders for the purpose of winding up its affairs, to receive, before any distribution or payment is made to holders as set out in the special rights and restrictions attached to the applicable series of Preference Shares. After payment to holders of Preference Shares of the amounts so payable to them, they are not, as such, entitled to share in any further distribution of assets or property of the Corporation except as specifically provided in the special rights and restrictions attached to any particular series of Preference Shares.

Awards

Engine has adopted the Omnibus Plan in accordance with the policies of the TSXV which provides that the Board may from time to time, in its discretion and in accordance with TSXV requirements, grant to directors, officers, employees and consultants of the Corporation and/or its affiliates (“Eligible Participants”), Common Share purchase options (“Options”), restricted share units (“RSUs”), and deferred share units (“DSUs”, and collectively with the Options and RSUs, the “Awards”).

Management recommends Shareholders approve the ordinary resolution confirming an increase to the number of securities available under the Omnibus Plan. This is further described below under “Executive Compensation - Omnibus Plan”

Engine Debentures

A description of Engine’s convertible debentures can be found under the heading “6.5 – Debt Securities” in the Engine AIF, which is incorporated by reference herein.

Other Convertible Securities

A description of Engine’s other convertible securities can be found under the heading “6.3 – Warrants and Finder Warrants” in the Engine AIF, which is incorporated by reference herein.

CONSOLIDATED CAPITALIZATION

As at November 30, 2022, and prior to the issuance of any Engine Shares in respect of the Transaction, Engine had a total of 16,027,267 Engine Shares issued and outstanding. Engine expects to issue approximately 25,622,058 Engine Shares pursuant to the Arrangement. Approximately 5,467,214 Engine Shares will be reserved for issuance and may be issued pursuant to the Arrangement Agreement, upon the exercise of GameSquare Warrants, GameSquare Options and GameSquare Convertible Debentures outstanding as at the Closing Date. Engine currently has no convertible securities outstanding, except as described below under “Engine Securities”. There have been no material changes to Engine’s share and loan capital on a consolidated basis since November 30, 2022.

The following table sets forth the capitalization of Engine as of November 30, 2022.

Engine Securities	Outstanding as of November 30, 2022
Common Shares (authorized – unlimited)	16,027,267
Warrants & Finder Warrants	4,841,261
Stock Options	1,244,258
Debentures	$6,500,000
RSUs	1,123,181

See also “Prior Sales” below for other changes to the consolidated capitalization of Engine.

PRIOR SALES

During the most recently completed financial year, and as of the date of this Circular, the Corporation has issued the following securities that were not listed on an exchange or marketplace:

Types of Security	Date of Issue	Number of Securities/ Principal Amount	Exercise Price	Expiry Date
RSUs(1)	May 26, 2022	966,691	N/A	N/A
Common Shares(2)	July 4, 2022	57,029	$11.69	N/A
RSUs(3)	July 15, 2022	11,719	N/A	N/A
RSUs(4)	August 10, 2022	7,346	N/A	N/A
Common Shares(5)	August 31, 2022	87,963	$0.75	N/A
Common Shares(6)	November 8, 2022	108,269	$0.69	N/A
Common Shares(7)	November 25, 2022	10,164	$0.63	N/A
Common Shares(8)	November 30, 2022	114,057	$11.69	N/A

Notes:

(1)	On May 26, 2022, the Corporation granted 966,691 to employees and members of the board of directors pursuant to the Corporation’s incentive plan. The fair value of the RSUs will be recognized as share-based compensation expense over the vesting period, which is approximately one to three years.
(2)	On July 4, 2022 the Corporation issued a total of 57,029 common shares to the following individuals: Tremain McGlown (14,257); and Jeremy Haile (42,772) at an exercise price of US$11.69.
(3)	On July 15, 2022, the Corporation granted 11,719 to a member of the board of directors pursuant to the Corporation’s incentive plan. The fair value of the RSUs will be recognized as share-based compensation expense over the vesting period, which is approximately one year.
(4)	On August 10, 2022, the Corporation granted 7,346 to a member of the board of directors pursuant to the Corporation’s incentive plan. The fair value of the RSUs will be recognized as share-based compensation expense over the vesting period, which is approximately one year.
(5)	On August 31, 2022 the Corporation issued a total of 87,963 common shares pursuant to the vesting of RSUs to the following individuals: Tom Rogers (37,698); Lou Schwartz (39,683); and Mike Munoz (10,582) at an exercise price of US$0.75.
(6)	On November 9, 2022 the Corporation issued a total of 108,269 common shares pursuant to the vesting of RSUs to the following individuals: Larry Rutkowski (19,878); Bryan Reyhani (2,793); Bryan Reyhani (26,340); Rudolph Cline-Thomas (17,038); Edward Montserrat (9,872); John Wilk (12,353); Jake Phillips (2,913); Jason Rogers (5,034); Albert Alemany (3,003); Adam Hynes (6,293); and Benj Smith (2,797) pursuant to the vesting of RSUs at an exercise price of US$0.69.
(7)	On November 25, 2022 the Corporation issued a total of 10,164 common shares pursuant to the vesting of RSUs to the following individuals: Darrin Patrick (1,833); John Wilk (2,777); Mike Munoz (2,777) and Benj Smith (2,777) at an exercise price of US$0.63.
(8)	On November 30, 2022, the Corporation issued a total of 114,057 common shares to the following individuals: Tremain McGlown (28,514); and Jeremy Haile (85,543) at an exercise price of US$11.69.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSXV and on the Nasdaq under the trading symbol “GAME”. The following table sets forth, on a monthly basis, the reported price range (which are not necessarily the closing prices) and the aggregate volume of trading of the Common Shares on the TSXV and the Nasdaq, respectively, for the months indicated.

	TSXV (prices in Canadian dollars)		NASDAQ (prices in U.S. dollars)
Date	Price Range (high - low)	Total Volume	Price Range (high - low)	Total Volume
January 1 – 23, 2023	$1.94 - $1.31	101,356	$1.46 - $0.91	1,136,405
December 2022	$2.29 - $0.68	571,642	$1.77 - $0.51	10,165,749
November 2022	$0.95 - $0.75	73,931	$0.72 - $0.56	832,080
October 2022	$1.14 - $0.79	52,073	$0.90 - $0.56	1,040,915
September 2022	$0.93 - $0.70	83,015	$0.77 - $0.51	820,435
August 2022	$1.37 - $0.93	86,513	$1.11 - $0.70	763,420
July 2022	$1.70 - $1.10	70,057	$1.39 - $0.80	1,370,642
June 2022	$1.25 - $0.95	81,442	$1.05 - $0.73	619,413
May 2022	$1.71 - $1.05	65,649	$1.39 - $0.78	888,629
April 2022	$2.80 - $1.40	100,869	$2.26 - $1.08	1,342,125
March 2022	$3.67 - $2.13	283,694	$2.99 - $1.52	1,518,524
February 2022	$4.25 - $3.10	202,742	$3.36 - $2.34	833,715
January 2022	$4.12 - $2.79	327,310	$3.30 - $2.18	2,666,820

On January 23, 2023, the closing price of the Common Shares was $1.64 on the TSXV, and $1.20 on the Nasdaq.

EXECUTIVE COMPENSATION

Named Executive Officers

During the financial year ended August 31, 2022, the following individuals acted as named executive officers (referred to herein as Engine NEOs or Named Executive Officers), as such term is defined in Form 51-102F6:

●	Louis Schwartz, Chief Executive Officer;
●	Michael Munoz, Chief Financial Officer and Corporate Secretary;
●	Tom Rogers, Executive Chairman;
●	Darren Cox, Former co-CEO
●	Rob Suttie, Former CFO

Compensation Discussion and Analysis

The purpose of the Compensation Discussion and Analysis is to provide information about Engine’s executive compensation philosophy, objectives, and processes and to discuss compensation decisions relating to the Engine NEOs.

The Compensation Committee, as described in more detail under “Corporate Governance”, is responsible for reviewing, establishing, and overseeing the compensation policies of the Corporation and compensation of the Named Executive Officers (as defined below). See “Audit Committee – Relevant Education and Experience”, for a summary biography of each member of the Compensation Committee which sets out the relevant experience to the performance of his duties as a member of the Compensation Committee. Based on the recommendations of the Compensation Committee, the Board as a whole is responsible for determining the compensation paid to the executive officers and directors of the Corporation.

The Compensation Committee is currently comprised of Lawrence Rutkowski, Rudolph Cline-Thomas, and Gregory Raifman (Chair). Each member of the Compensation Committee has been determined by the Board to be “independent” as such term is defined in NI 52-110.

Objectives of the Compensation Program

Executive compensation has been designed to encourage Management to make decisions and take actions that will result in the improvement of long-term Shareholder value as reflected in the growth in assets and value of the Common Shares. The focus of the Corporation’s current compensation policy is to:

●	strengthen the relationship between compensation and enhancement of Shareholder value by focusing on variable compensation, such as annual performance incentives and ownership of Common Shares, primarily by using options for acquiring Common Shares;
●	enhance the Corporation’s ability to attract, encourage and retain knowledgeable and experienced executives; and
●	balance the short-term and long-term business goals of the Corporation.

The key components of executive compensation include: (1) base salary; (2) a short-term incentive comprised of cash bonus awards and; (3) long-term incentives comprised primarily of stock option incentives, which are reviewed annually based on job performance as well as corporate performance and external competitive practices.

The Compensation Committee does not set specific performance objectives in assessing the performance of its management. Instead, the Compensation Committee looks at the performance of the Corporation and its management and relies on its experience and judgment in determining the overall compensation package for management. Compensation of management (also referred to as “Named Executive Officers”) as detailed in this Circular is not linked to the achievement of target results or improvement in the Common Share price on the markets on which they trade.

Omnibus Plan

Engine has in place the Omnibus Plan which provides that the Board may from time to time, in its discretion and in accordance with TSXV requirements, grant to directors, officers, employees and consultants of Engine, Awards, provided that the number of Engine Shares reserved for issuance of Options will not exceed 10% of the issued and outstanding Engine Shares at the date of being granted and that all other Awards issued under the Omnibus Plan do not exceed a fixed number of shares up to a maximum of 10% of the listed shares of Engine as of the date of the implementation of the Omnibus Plan. It is a requirement of TSXV policies that issuers who have such “hybrid plans” seek annual shareholder approval. Accordingly, Shareholders will be asked to approve the Corporation’s amended and restated Omnibus Plan, including the increase to the number of securities available under the Omnibus Plan as more particularly detailed under the heading “Special Business to be Conducted at the Meeting – Omnibus Plan”.

Compensation Of Named Executive Officers

The following table provides a summary of total compensation earned during the fiscal years ended August 31, 2022, 2021, and 2020 by the Corporation’s Chief Executive Officer and Chief Financial Officer, each of the three other most highly compensated executive officers of the Corporation who were serving as such as at the end of the applicable fiscal year and whose total compensation was, individually, more than C$150,000 (the “Other Executive Officers”), if any, and each other individual who would have been an Other Executive Officer but for the fact that such individual was neither serving as an executive officer, nor acting in a similar capacity, as at the end of the applicable fiscal year, if any, for services rendered in all capacities during such period (hereinafter, collectively, referred to as the “Named Executive Officers” or “NEO”). The Named Executive Officers of the Corporation for the purposes of this Circular are Louis Schwartz (CEO), Michael Munoz (CFO), and Tom Rogers (Executive Chairman).

				Non-Equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary ($)	Option-Based Awards ($)(1)	Annual Incentive Plans ($)	Long-Term Incentive Plans ($)	All Other Compensation ($)	Total Compensation ($)
Louis Schwartz(2)	2022	500,000	320,999	210,000	Nil	31,453	1,062,452
CEO	2021	430,000	463,714	250,000	Nil	30,846	1,174,560
	2020	120,000	37,841	Nil	Nil	10,856	168,697
Michael Munoz(3)	2022	250,000	97,561	83,500	Nil	26,040	457,101
CFO	2021	227,084	149,103	142,500	Nil	25,034	543,721
	2020	65,000	21,840	Nil	Nil	8,873	95,713
Tom Rogers (8)	2022	448,875	320,953	199,500	Nil	18,387	987,715
Chairman	2021	414,775	440,526	232,500	Nil	8,959	1,096,760
	2020	60,000	35,949	Nil	Nil	Nil	95,949
Darren Cox(4)	2022	Nil	Nil	Nil	Nil	Nil	Nil
Former Co-CEO	2021	Nil	Nil	Nil	Nil	Nil	Nil
	2020	C$443,566	C$347,996	Nil	Nil	Nil	C$791,562
Rob Suttie(5)	2022	Nil	Nil	Nil	Nil	Nil	Nil
Former CFO	2021	Nil	Nil	Nil	Nil	Nil	Nil
	2020	C$96,922	Nil	Nil	Nil	Nil	C$96,922

Notes:

(1)	When the Corporation issues stock options, it accounts for them using the fair value method for stock-based compensation as recommended under International Financial Reporting Standards (“IFRS”). The fair value of options is determined by using the Black-Scholes Option Pricing Model (which model is commonly used by junior public companies) with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Common Shares and expected life of the options.
(2)	Mr. Schwartz was appointed Co-CEO of the Corporation on May 8, 2020, together with Mr. Cox as the other Co-CEO. Previously, Mr. Schwartz served as the CEO of Frankly Inc. On November 3, 2020, Mr. Cox stepped down from his role as Co-CEO and Mr. Schwartz took on the role of CEO of the Corporation.
(3)	Mr. Munoz was appointed CFO of the Corporation on May 8, 2020. Previously, he served as CFO of Frankly Inc. from April 2018 to May 8, 2020.
(4)	Mr. Cox was appointed Co-CEO of the Corporation on May 8, 2020. Mr. Cox resigned from the role of Co-CEO on November 3, 2020 and from his role as director of the Corporation on December 31, 2020. Previously, he served as CEO of the Corporation from July 17, 2019 until May 8, 2020, and President and Director of the Corporation from April 8, 2019 until July 17, 2019. Prior to that, Mr. Cox served as the Chief Marketing Officer of the Corporation since July 2017.
(5)	Effective May 8, 2020, Mr. Suttie resigned from his role as CFO of the Corporation and was replaced by Michael Munoz, who is the Corporation’s current CFO.

Outstanding Option-Based Awards

The weight allocated to long-term incentives is based on a consideration of each NEO’s anticipated ability to influence the long-term growth and performance of the business, with the objective to strengthen the relationship between compensation and enhancement of Shareholder value. The CEO is considered to have the greatest influence on the long-term performance of the business. Accordingly, in addition to short-term cash compensation, the CEO receives the largest allocation of stock options and/or restricted share units. There is no relationship between the Corporation’s historical performance and the number of equity incentive awards granted. No stock appreciation rights, or shares or units subject to restrictions on resale or other incentives have been granted.

The table below reflects all option-based awards and share-based awards for each Named Executive Officer outstanding as at August 31, 2022 (including option-based awards and share-based awards granted to a Named Executive Officer before such fiscal year). The Corporation does not currently have any equity incentive plans other than its Omnibus Plan.

NAMED EXECUTIVE OFFICER OPTION–BASED AWARDS AND SHARE-BASED AWARDS OUTSTANDING AS AT AUGUST 31, 2022
Option-Based Awards(1)						Share-Based Awards
Name of Named Executive Officer	As at Fiscal Year Ended	Number of Securities Underlying Unexercised Options	Option Exercise Price ($/ Security)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)(2)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Share-Based Awards not paid out or distributed
Louis Schwartz CEO	2022	807 730 340 165,589	C$106.50 C$106.50 C$106.50 0.91	Feb. 10, 2026 Mar. 3, 2027 Aug. 25, 2025 May 26, 2029	Nil. Nil. Nil. Nil.	307,047	219,538	Nil
Michael Munoz CFO	2022	46 44,157	C$106.50 0.91	Feb. 10, 2026 May 26, 2029	Nil. Nil.	97,619	69,797	Nil
Tom Rogers Chairman	2022	157,310 100,000	0.91 0.90	May 26, 2029 Aug. 10, 2027	Nil. Nil.	291,695	208,561	Nil

Notes:

(1)	Each option entitles the holder to purchase one Common Share.
(2)	Value of unexercised options is equal to the difference between the closing price of the Common Shares on the TSXV on August 31, 2022 (being the last day of the Corporation’s most recently completed financial year that the Common Shares traded on the TSXV) of C$0.94 ($0.715) and the exercise prices of options outstanding, multiplied by the number of Common Shares available for purchase under such options.

Incentive Award Plans – Value Vested or Earned During the Year Ended August 31, 2022

The following table provides information concerning the incentive award plans of the Corporation with respect to each Named Executive Officer during the fiscal year ended August 31, 2022. The only incentive award plan of the Corporation during the fiscal year 2022 is the Omnibus Plan.

INCENTIVE AWARD PLANS – VALUE VESTED OR EARNED DURING THE FISCAL YEAR ENDED AUGUST 31, 2022
Name of Executive Officer	Option-Based Awards Value Vested During Fiscal 2022 ($)	Non-Equity Incentive Plan Compensation Value Earned During Fiscal 2022 ($)
Louis Schwartz CEO	254,077	Nil
Michael Munoz CFO	83,889	Nil
Tom Rogers Chairman	241,372	Nil

Employment, Consulting and Management Contracts

Management functions of the Corporation and its subsidiaries are substantially performed by the Corporation’s directors and executive officers. During the year ended August 31, 2022, the Corporation did not enter into any contracts, agreements or arrangements with parties other than its directors and executive officers (or their personal holding corporation) for the provision of such management functions.

Louis Schwartz

The Corporation has an employment agreement with Louis Schwartz for his services as CEO which is effective as of May 1, 2021 (“Schwartz Agreement”). The annual base salary under the Schwartz Agreement is US$500,000. The Schwartz Agreement has a term of two years from its effective date, which will automatically renew for subsequent periods of one year unless either party provides written notice at least 120 days prior to the expiration of the applicable period at such time. The Schwartz Agreement also provides for certain benefits, including health and medical insurance, and reimbursement for reasonable business expenses.

Under the Schwartz Agreement, Mr. Schwartz is entitled to receive a severance payment if terminated without cause, or in the event of resignation with good reason (as defined therein), equal to 18 months of his annual compensation, paid in monthly installments, and continued premium payments for health insurance to allow Mr. Schwartz to continue such insurance coverage for an 18-month period. In the event the Schwartz Agreement is terminated without cause or for good reason (both as defined therein), outstanding equity incentive awards held by Mr. Schwartz will vest through the end of the 18-month period. In the event there is a change of control (as defined therein) and within 12 months thereafter the Schwartz Agreement is terminated without cause or for good reason, accelerated vesting will apply to all outstanding equity incentive awards, including that performance-based awards will fully vest.

On December 27, 2022, Louis Schwartz received a notice of non-renewal of the Schwartz Agreement, stating that following the expiration of the initial term of the Schwartz Agreement on May 1, 2023, the Schwartz Agreement will not be further renewed or extended.

Tom Rogers

The Corporation has an employment agreement with Tom Rogers for his services as Executive Chairman which is effective as of May 1, 2021 (“Rogers Agreement”). The annual base salary under the Rogers Agreement is US$475,000. The Rogers Agreement has a term of two years from its effective date, which will automatically renew for subsequent periods of one year unless either party provides written notice at least 120 days prior to the expiration of the applicable period at such time. The Rogers Agreement also provides for certain benefits, including health and medical insurance, and reimbursement for reasonable business expenses.

Under the Rogers Agreement, Mr. Rogers is entitled to receive a severance payment if terminated without cause, or in the event of resignation with good reason (as defined therein), equal to 18 months of his annual compensation, paid in monthly installments, and continued premium payments for health insurance to allow Mr. Rogers to continue such insurance coverage for an 18-month period. In the event the Mr. Rogers is terminated without cause or for good reason (both as defined therein), outstanding equity incentive awards held by Mr. Rogers will vest through the end of the 18-month period. In the event there is a change of control (as defined therein) and within 12 months thereafter the Rogers Agreement is terminated without cause or for good reason, accelerated vesting will apply to all outstanding equity incentive awards, including that performance-based awards will fully vest.

On December 29, 2022, Tom Rogers received a notice of non-renewal of the Rogers Agreement, stating that following the expiration of the initial term of the Rogers Agreement on May 1, 2023, the Rogers Agreement will not be further renewed or extended.

Director Compensation

Engine’s director compensation program is designed to attract and retain qualified individuals. The Engine Compensation Committee assesses the director compensation program annually and makes recommendations with respect to director compensation to the Engine Board.

The following table provides a summary of all amounts of compensation provided to directors of Engine, other than directors who are also Engine NEOs, during the year ended August 31, 2022. Except as otherwise disclosed below, the Corporation did not pay any fees or compensation to directors for serving on the Board (or any committee) beyond reimbursing such directors for travel and related expenses and the granting of Awards (as defined herein) under the Omnibus Plan.

DIRECTOR COMPENSATION TABLE
Name	Fiscal Year Ended	Fees Earned ($)	Share-Based Awards ($)	Option-Based Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Louis Schwartz(2)	2022	(2)	(2)	(2)	(2)	(2)	(2)
Tom Rogers(3)	2022	(3)	(3)	(3)	(3)	(3)	(3)
Lawrence Rutkowski	2022	52,164	77,118	Nil	Nil	Nil	129,282
Rudolph Cline-Thomas	2022	44,712	66,100	Nil	Nil	Nil	110,812
Stuart Porter	2022	36,329	1,005	Nil	Nil	Nil	37,334
Gregory Raifman	2022	7,933	Nil	Nil	Nil	Nil	7,933
Bryan Reyhani(4)	2022	3,483	10,836	Nil	Nil	Nil	14,319
Hank Ratner(5)	2022	32,526	43,927	Nil	Nil	Nil	76,453
Lori Conkling(6)	2022	14,575	24,796	Nil	Nil	Nil	39,371

Notes:

(1)	When the Corporation issues stock options, it accounts for them using the fair value method for stock-based compensation as recommended under the IFRS. The fair value of options is determined by using the Black-Scholes Option Pricing Model (which model is commonly used by junior public companies) with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Common Shares and expected life of the options.
(2)	For disclosure regarding Mr. Schwartz’s compensation, see “Summary Compensation Table for Named Executive Officers” and “Named Executive Officer Outstanding Option-Based and Share-Based Awards”.
(3)	For disclosure regarding Mr. Rogers’ compensation, see “Summary Compensation Table for Named Executive Officers” and “Named Executive Officer Outstanding Option-Based and Share-Based Awards”.
(4)	Mr. Reyhani resigned as a director of the Corporation on October 6, 2021.
(5)	Mr. Ratner resigned as a director of the Corporation on April 22, 2022.
(6)	Ms. Conkling resigned as a director of the Corporation on January 17, 2022.

Directors’ Outstanding Option-Based Awards and Share Based Awards

The table below reflects all option-based awards and share-based awards for each director of the Corporation outstanding as at August 31, 2022. The Corporation does not have any equity incentive plan other than the Omnibus Plan.

DIRECTOR OPTION–BASED AWARDS AND SHARE-BASED AWARDS OUTSTANDING
Option-Based Awards						Share-Based Awards
Name of Director	Fiscal Year Ended	Number of Securities Underlying Unexercised Options	Option Exercise Price ($/ Security)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) ($)	Number of Shares or Units of Shares that have not vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Share-Based Awards Not Paid Out or Distributed
Rudolph Cline-Thomas	2022	Nil	N/A	N/A	N/A	17,038	12,182	Nil
Lori Conkling(2)	2022	Nil	N/A	N/A	N/A	Nil	N/A	Nil
Stuart Porter	2022	Nil	N/A	N/A	N/A	11,719	8,379	Nil
Gregory Raifman	2022	Nil	N/A	N/A	N/A	7,346	5,252	Nil
Hank Ratner(3)	2022	Nil	N/A	N/A	N/A	Nil	N/A	Nil
Bryan Reyhani (4)	2022	Nil	N/A	N/A	N/A	29,133	20,830	Nil
Lawrence Rutkowski	2022	Nil	N/A	N/A	N/A	19,878	14,213	Nil
Louis Schwartz(5)	2022	(5)	(5)	(5)	(5)	(5)	(5)	(5)
Tom Rogers(6)	2022	(6)	(6)	(6)	(6)	(6)	(6)	(6)

Notes:

(1)	This column contains the aggregate value of in-the-money unexercised options as at the applicable year end, calculated based on the difference between the market price of the Common Shares underlying the options as at the close of day on the applicable year end, being C$0.94 ($0.715) at August 31, 2022, and the exercise price of the options
(2)	Ms. Conkling resigned as a director of the Corporation on January 17, 2022.
(3)	Effective April 27, 2022, Hank Ratner resigned as a director of the Corporation.
(4)	Mr. Reyhani resigned as a director of the Corporation on October 6, 2021.
(5)	For disclosure regarding Mr. Schwartz’s outstanding option-based and share-based awards, see “Named Executive Officer Outstanding Option-Based and Share-Based Awards”.
(6)	For disclosure regarding Mr. Rogers’ outstanding option-based and share-based awards, see “Named Executive Officer Outstanding Option-Based and Share-Based Awards”.

Incentive Plan Awards

Under the Omnibus Plan, all directors, officers, employees and consultants of the Corporation and/or its affiliates are eligible to receive awards of Common Share purchase options, restricted share units, and deferred share units (for more details, see “Special Business to be Conducted at the Meeting – Omnibus Plan”). The purpose of the Omnibus Plan is to provide the Corporation with a share ownership incentive to attract and motivate qualified directors, officers and employees of and consultants to the Corporation and its Subsidiaries and thereby advance the Corporation’s interests and contribute toward its long-term goals by affording such persons with an opportunity to acquire an equity interest in the Corporation through the Awards. Awards are made by and are within the discretion of the Corporation’s Board and are non-transferable.

Subject to shareholder and Regulatory Approval, the Corporation proposes to approve the amended and restated Omnibus Plan, including the increase to the number of securities available under the Omnibus Plan, at the Meeting (see “Special Business to be Conducted at the Meeting” – Omnibus Plan”).

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information regarding the number of Common Shares to be issued upon the exercise of outstanding Options, RSUs and DSUs granted under the Omnibus Plan, and the weighted-average exercise price of said outstanding Options, RSUs and DSUs outstanding on August 31, 2022.

Plan Category	Fiscal Year Ended	Number of securities to be issued upon exercise of outstanding Options, RSUs, and DSUs (a)	Weighted-average exercise price of outstanding Options, RSUs, and DSUs (CAD$) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by Shareholders (i.e., the Omnibus Plan)	August 31, 2022	1,244,258 (Options) 1,123,181 (RSUs) Nil (DSUs)	3.93 (Options) N/A (RSUs) N/A (DSUs)	358,468 (Options)(1) 424,993 (RSUs & DSUs)(1)
Equity compensation plans not approved by Shareholders	August 31, 2022	Nil	Nil	Nil
Total		2,367,439	3.93	783,461(1)

Notes:

(1)	Pursuant to the Omnibus Plan, as at August 31, 2022, the total number of Common Shares reserved and available for grant and issuance pursuant to Options granted under the Omnibus Plan was 10% of the issued and outstanding Common Shares, from time to time. The maximum number of Common Shares available for issuance pursuant to the settlement of RSUs and DSUs (both as defined herein) was fixed at 1,548,174 Common Shares.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than as disclosed in this Circular (including in the financial statements of the Corporation for the fiscal years ended August 31, 2022 and August 31, 2021), no directors, proposed Nominees, executive officers or their respective associates or affiliates, or other management of the Corporation are indebted to the Corporation as of the date hereof or were indebted to the Corporation at any time during the fiscal years ended August 31, 2022 and August 31, 2021, and no indebtedness of such individuals to another entity is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Management is not aware of any material interest, direct or indirect, of any informed person of the Corporation, or any associate or affiliate of any such informed person, in any transaction since the commencement of the Corporation’s fiscal years ended August 31, 2022 and August 31, 2021, or in any proposed transaction, that has materially affected or would materially affect the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the Corporation’s directors or officers, proposed nominees for election as directors of the Corporation or such persons’ associates and affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, except as disclosed in this Circular.

MANAGEMENT CONTRACTS

No management functions of Engine are, to any substantial degree, performed other than by directors or senior officers of Engine or its subsidiaries.

CORPORATE GOVERNANCE

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders and takes into account the role of the individual members of Management that are appointed by the Board and charged with the day-to-day management of the Corporation. The Canadian Securities Administrators have published National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”), National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) and National Instrument 52-110 – Audit Committees (“NI 52-110”). These set out a series of guidelines and requirements for effective corporate governance (collectively, the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. NI 58-101 requires reporting issuers to disclose on an annual basis their approach to corporate governance with reference to the Guidelines. Set out below is a description of the Corporation’s approach to corporate governance in relation to the Guidelines.

The Board discharges its responsibilities directly and through its committees. Currently, the Board has three committees – the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee (each as defined herein).

Engine Board

The Board is currently composed of six (6) directors: Tom Rogers, Louis Schwartz, Lawrence Rutkowski, Rudolph Cline-Thomas, Stuart Porter, and Gregory Raifman.

NP 58-201 suggests that the Board of every reporting issuer should be constituted with a majority of individuals who qualify as “independent” directors, within the meaning set out under NI 52-110, which provides that a director is independent if he or she has no direct or indirect “material relationship” with the Corporation. “Material relationship” is defined as a relationship which could, in the view of the Corporation’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

Except for Louis Schwartz, Chief Executive Officer of the Corporation, and Tom Rogers, Executive Chairman of the Corporation, all of the current directors are considered “independent,” as they are free from a direct or indirect material relationship with the Corporation which could reasonably be expected to interfere with the exercise of their independent judgment as directors. The basis for this determination is that, since the commencement of the Corporation’s fiscal year ended August 31, 2022 and up to the date of this Circular, none of the current directors have worked for the Corporation, received remuneration from the Corporation (other than in their capacity as directors) or had material contracts with or material interests in the Corporation which could interfere with their ability to act in the Corporation’s best interests, except for Louis Schwartz and Tom Rogers.

The Board believes that it functions independently of management. To enhance its ability to act independently of management, the members of the Board may meet without management and the non-independent directors. In the event of a conflict of interest at a meeting of the Board, the conflicted director will, in accordance with corporate law and his or her fiduciary obligations as a director of the Corporation, disclose the nature and extent of his or her interest to the meeting and abstain from voting on the matter at issue. In addition, the members of the Board that are not members of management are encouraged to obtain advice from external advisors and legal counsel as they may deem necessary in order to reach a conclusion with respect to issues brought before the Board.

Director Orientation and Continuing Education

Each new director is given an outline of the nature of the Corporation’s business, its corporate strategy and current issues within the Corporation. New directors are also required to meet with management to discuss and better understand the Corporation’s business, and are given the opportunity to meet with counsel to the Corporation to discuss their legal obligations as directors of the Corporation.

In addition, management takes steps to ensure that the directors and officers of the Corporation are continually updated as to the latest corporate and securities policies which may affect the directors, officers and committee members of the Corporation as a whole. The Corporation continually reviews the latest securities rules and policies. Any such changes or new requirements are then brought to the attention of the Corporation’s directors either by way of director or committee meetings or by direct communications from management to the directors.

Code of Conduct

The Board has found that the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law, and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation. Further, the Corporation’s auditor has full and unrestricted access to the Audit Committee (as hereinafter defined) of the Corporation at all times to discuss the audit of the Corporation’s financial statements and any related findings as to the integrity of the financial reporting process.

Committees

Engine has three separate standalone committees: the Nomination and Governance Committee, the Compensation Committee and the Audit Committee.

Assessments

The Corporation’s Board monitors the adequacy of information given to directors, communication between the Board and management, and the strategic direction and processes of the Board and committees.

Nomination and Governance Committee

The Corporation’s nominating and governance committee (the “Nominating and Governance Committee”) is currently comprised of Lawrence Rutkowski, Rudolph Cline-Thomas, and Gregory Raifman. Each of the members of the Nominating and Governance Committee is “independent” within the meaning of NI 52-110. The Nominating and Governance Committee is responsible for seeking out and evaluating suitable candidates to serve on the Board. In so doing, the Nominating and Governance Committee considers: (i) the competencies and skills that the Board considers necessary for the Board as a whole to possess; (ii) the competencies and skills that the Board considers each Nominee to possess; (iii) the competencies and skills that each Nominee will bring to the Board; (iv) the contribution to the Board’s composition and diversity that the Nominee will bring, including the Nominee’s geographic location, gender, ethnicity and race; and (v) whether or not each Nominee can devote sufficient time and resources to his or her duties as a member of the Board.

Compensation Committee

The Corporation’s compensation committee (the “Compensation Committee”) is currently comprised of Lawrence Rutkowski, Rudolph Cline-Thomas, and Gregory Raifman (Chair). Each of the members of the Compensation Committee is “independent” within the meaning of NI 52-110. Under the Compensation Committee’s mandate, the Compensation Committee is responsible for, among other things: (a) in consultation with senior management, establishing the Corporation’s general compensation philosophy, and overseeing the development and implementation of compensation programs; (b) reviewing and approving the compensation of the Chief Executive Officer; (c) in consultation with the Chief Executive Officer, reviewing compensation programs applicable to the senior management of the Corporation; (d) making recommendations to the Board with respect to the Corporation’s incentive compensation plans and equity-based plans, the activities of the individuals and committees responsible for administering these plans, and discharging any responsibilities imposed on the Compensation Committee by any of these plans; and (e) annually reviewing directors’ compensation and recommending any changes to the Board for consideration.

In reviewing the adequacy and forms of compensation of directors, the Compensation Committee seeks to ensure that the compensation reflects the responsibilities and risks involved in being a director of the Corporation. In reviewing the adequacy and forms of compensation of officers, the Compensation Committee seeks to align the interests of officers with the best interests of the Corporation. A primary goal of the Compensation Committee is to strengthen the relationship between compensation and enhancing shareholder value.

AUDIT COMMITTEE

Pursuant to applicable laws, the policies of the TSX Venture Exchange (the “TSXV”) and NI 52-110, the Corporation is required to have an audit committee comprised of not less than three (3) directors, a majority of whom are not officers, control persons or employees of the Corporation or an affiliate of the Corporation. NI 52-110 requires the Corporation, as a venture issuer, to disclose annually in its Circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor.

The audit committee of the Corporation (the “Audit Committee”) is responsible for the Corporation’s financial reporting process and the quality of its financial reporting. In addition to its other duties, the Audit Committee reviews all financial statements, annual and interim, intended for circulation among Shareholders and reports upon these to the Board. In addition, the Board may refer to the Audit Committee other matters and questions relating to the financial position of the Corporation. In performing its duties, the Audit Committee maintains effective working relationships with the Board, management and the external auditors and monitors the independence of those auditors.

Charter

The Board is responsible for reviewing and approving the unaudited interim financial statements together with other financial information of the Corporation and for ensuring that Management fulfills its financial reporting responsibilities. The Audit Committee assists the Board in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim financial statements together with other financial information of the Corporation. The Audit Committee reports its findings to the Board for its consideration in approving the unaudited interim financial statements together with other financial information of the Corporation for issuance to the Shareholders.

The Audit Committee has the general responsibility to review and make recommendations to the Board on the approval of the Corporation’s annual and interim financial statements, the management discussion and analysis and the other financial information or disclosure of the Corporation. More particularly, it has the mandate to:

i.	oversee all the aspects pertaining to the process of reporting and divulging financial information, the internal controls and the insurance coverage of the Corporation;
ii.	oversee the implementation of the Corporation’s rules and policies pertaining to financial information and internal controls and management of financial risks and to ensure that the certifications process of annual and interim financial statements is conformed with the applicable regulations; and
iii.	evaluate and supervise the risk control program and review all related party transactions.

The Audit Committee ensures that the external auditors are independent from management. The Audit Committee reviews the work of external auditors, evaluates their performance and remuneration, and makes recommendations to the Board. The Audit Committee also authorizes non-related audit work. A copy of the Charter of the Audit Committee is annexed hereto as Schedule H.

Composition of the Engine Audit Committee

As of the date of this Circular, the following are the members of the Engine Audit Committee:

The following are the members of the Audit Committee:

Name	Position	Independent (1)	Financial literacy (1)
Lawrence Rutkowski(2)	Director	Yes	Financially literate
Gregory Raifman(3)	Director	Yes	Financially literate
Rudolph Cline-Thomas	Director	Yes	Financially literate
Stuart Porter	Director	Yes	Financially literate

Notes:

(1)	Terms have their respective meanings ascribed in NI 52-110.
(2)	Chairman of the Audit Committee.
(3)	Effective April 27, 2022, Hank Ratner resigned as a director of the Corporation. On July 20, 2022, he was replaced by Gregory Raifman, who joined the Corporation’s Audit Committee.

Relevant Education and Experience

The following table describes the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member:

Lawrence Rutkowski

Lawrence R. Rutkowski, is an accomplished senior executive of major corporations with more than 30 years of experience spanning finance, media, retail, private equity, online publishing, and technology. Leveraging extensive experience identifying strategic global opportunities and implementing international expansions, Mr. Rutkowski is a valuable asset for a company requiring advisory related to international operations, accounting, forecasting, internal controls, or financial analysis. His broad areas of expertise include strategic planning, managerial finance, debt financing, private equity, M&A, and investor relations. Mr. Rutkowski is a chief financial officer who leads management information system strategies, navigates U.S. Securities and Exchange Commission (“SEC”) filings, and drives M&A activities (a leader on over 100 business transactions). Currently, Mr. Rutkowski is an esteemed corporate advisor and board member of several corporations. Since December 2013, Mr. Rutkowski has served a member of the board of the Stanley M. Proctor Company in Twinsburg, OH. He has also been a key corporate advisor to the chief executive officers of boards of directors of Goal Structured Solutions in San Diego, CA and Logic Source in Norwalk, CT.

Throughout his executive career, Mr. Rutkowski has held leadership positions with PETCO Animal Supplies, Inc., Warnaco, Inc., Primedia, NBC/General Electric, The Walt Disney Company, and NCR. At each of these companies, he was instrumental in enhancing their strategic planning and process accountability. He has been responsible for implementing turnaround plans that resulted in significant revenue growth, leveraging digital internet platforms to drive sales and market share, and leading a major company from bankruptcy to profitability.

Mr. Rutkowski has directed turnarounds resulting in increased stock price by more than 700% and a doubling of employees, in addition to over 100 strategic deal and business transactions. In addition, Mr. Rutkowski has been a chief financial officer to public companies listed on the Nasdaq and the New York Stock Exchange (“NYSE”). He is well-versed in managing SEC reporting matters, along with working with major investment banks and other banking institutions. He also has worked closely with the largest U.S. private equity firms. Along with extensive experience with various consumer-facing channels, such as media, digital content, publishing, consumer packaged goods, and retail, his background also includes e-commerce and omni-channel expertise.

An industry leader, Mr. Rutkowski specializes in leading enterprises through international expansions and developing new sales opportunities. At Warnaco, he led the expansion of a domestic company to a global company.

As a result of these business transactions, new revenues increased significantly and facilitated the increase in international sales to over 35% of the business. While at the Walt Disney Company, Mr. Rutkowski was instrumental in the launch/acquisition of animation studios around the world, developed international media distribution channels, and led expansions throughout Asia. At PETCO Animal Supplies, Inc., he developed an austerity program reducing fixed expenses by more than US$60 million per year, led an acquisition of a US$225 million e-commerce platform, and facilitated expansion plans in Mexico. Mr. Rutkowski attained his master in business administration degree from Michigan State University and his literature, science and arts/education degrees from the University of Michigan.

Gregory Raifman

Gregory Raifman has been a director of the Board since July 2022. Mr. Raifman is a nearly four-decade, Internet industry veteran with a focus on Technology and Internet, Web Services and marketplaces, and data analysis and software platforms. Most recently, Mr. Raifman was President of Nexstar Digital, LLC, a wholly owned subsidiary of Nexstar Media Group, Inc. [Nasdaq: NXST], the largest broadcast company in the United States.

Previously, Mr. Raifman was President and a member of the board of directors of Rubicon Project, Inc., [NYSE: “RUBI’], an advertising technology company now known as Magnite, Inc. [NYSE: “MGNI”]. While at Rubicon Project, Mr. Raifman served on several boards of directors, including the Mobile Marketing Association, IAB’s Trustworthy Accountability Group [TAG] and Advertising Women of New York.

Before Rubicon, Mr. Raifman acted as the Executive Chairman of LiveRail, Inc., a video ad exchange and real-time bidding company based in San Francisco and helped management develop the strategy to pivot LiveRail from a video serving company to a video exchange that was ultimately acquired by Facebook for $500 million.

Additionally, Mr. Raifman founded Dragon Media Online, Inc., a performance-based online media company that owns “Careers.org”, one of the leading career advancement sites. Prior to founding Dragon Media Online, Mr. Raifman founded and served as the Chairman, CEO & President of Mediaplex, Inc. (Nasdaq: “MPLX”). Under his watch, Mediaplex developed from inception to a publicly traded global advertising technology company valued at over $4 billion in less than four years. Mediaplex eventually merged with ValueClick.

Prior to Mediaplex, Mr. Raifman founded PointBreak Ventures, LLC, a venture capital firm that founded or invested in several internet pioneers, including GlobalCast, TimeShift, Internet Extra Corporation, MindSource, Sandpiper Networks, Good Technology, and The Internet Mall/SHOPNOW.

Rudolph Cline-Thomas

Rudolph Cline-Thomas has served as director of the Board since July 2021. He is the Founder and Managing Partner of Mastry, a multistage venture fund, which counts world-class athletes, top CEOs, and influencers as limited partners to assist in creating top-tier platform-building opportunities. Mastry has made early investments in more than 80 companies including Robinhood, Marqeta, Grab, Dapper Labs, Allbirds, Uber, PagerDuty, Zoom, Cloudflare, Jumia, Qualtrics, Zuora, Hippo, HIMS, Datadog, GOAT, and Klarna.

In 2021, Mr. Cline-Thomas launched commercial real estate investment firm Mastry Properties, a division of Mastry, to invest in developments that seek to empower the communities in which they are located. The first portfolio investment is a $1 billion joint venture with Tishman Speyer to develop the first phase of the Harvard Enterprise Research Campus (ERC), located in Allston, Massachusetts. Harvard ERC is a 900,000-square-foot future hub of innovation comprising a science lab, apartment units, hotel, and a conference center.

Leveraging his deep relationships in the worlds of sports and entertainment, Mr. Cline-Thomas was the mastermind and Executive Producer of the 2021 Sports Emmy-nominated “The Scheme,” HBO’s riveting look at the underbelly of college basketball. The revealing and no-holds-barred documentary focused on the federal government’s three-year investigation into college basketball corruption.

In 2017, Mr. Cline-Thomas founded The Players Technology Summit, which brings together leaders in the technology, venture capital, and sports communities to discuss tech investing, trends, partnerships, and future sports/tech initiatives.

Mr. Cline-Thomas serves on the Salesforce Global Advisory Board (NYSE: CRM). Mr. Cline-Thomas is a strategic advisor to Gucci, and a board advisor for Jumia Technologies (NYSE: JMIA) and Zuora (NYSE: ZUO). He also sits on the advisory board of Global Communities and is a member of the board of trustees for Providence College, where he earned his college degree.

Stuart Porter	Stu Porter founded Denham Capital in 2004 and is its Chief Executive Officer and Chief Investment Officer. Mr. Porter holds a Bachelor of Arts from the University of Michigan and a Master of Business Administration from the University of Chicago Booth School of Business. Mr. Porter brings three plus decades of experience evaluating, investing and advising companies. Additionally, Mr. Porter has significant global experience, managing offices in London and Perth Australia for Denham Capital as well as deploying investment capital across more than 75 portfolio companies in Africa, Australasia, and North and South America. In Mr. Porter’s previous roles as a founding partner of Sowood Capital Management LP and Vice President and Portfolio Manager at Harvard Management Company, Inc., as well as roles at Bacon Investments, J. Aron, a division of Goldman Sachs, and Cargill, he oversaw both trading and investment portfolios in energy in both the public and private sectors.

Audit Committee Oversight

At no time since the commencement of the financial year ended August 31, 2022 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

Aggregate fees paid to the Auditor during the financial years ended August 31, 2022 and 2021 were as follows:

	2022 Fee Amount ($)	2021 Fee Amount ($)
Audit Fees(1)	$533,665	$552,091
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	Nil	Nil
All Other Fees(4)	Nil	Nil
Total:	$533,665	$552,091

Notes:

(1)	“Audit fees” include fees rendered by the Corporation’s external auditor for professional services necessary to perform the annual audit and any quarterly reviews of the Corporation’s financial statements. This includes fees for the review of tax provisions and for accounting consultations on matters reflected in the financial statements.

(2)	“Audit-related fees” include fees for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and that are not included in the “Audit Fees” category.

(3)	“Tax fees” include fees for professional services rendered by the Corporation’s external auditor for tax compliance, tax advice and tax planning.

(4)	“All other fees” include fees for products and services provided by the Corporation’s external auditor, other than services reported under the table headings “Audit Fees”, “Audit-Related Fees” or “Tax Fees”.

LEGAL PROCEEDINGS AND REGULATORY MATTERS

To the knowledge of Engine, there are no legal proceedings that Engine is or was a party to during the most recently completed financial year, or of which any of its properties are or were the subject matter during the most recently completed financial year, nor are any such proceedings known to Engine to be contemplated.

MATERIAL CONTRACTS

We are a party to the following contracts entered into in the two years immediately preceding the publication of this Annual Report which management currently considers to be material to the Corporation and our assets and operations and were not entered into in the ordinary course of business:

i.	the Arrangement Agreement; and

ii.	the Equity Distribution Agreement (as defined below).

The terms and conditions of these material contracts are summarized below.

Arrangement Agreement

See section titled “The Arrangement Agreement.”

Equity Distribution Agreement

On August 10, 2021, the Corporation entered into an at-the-market Equity Distribution Agreement (the “Equity Distribution Agreement”) with Canaccord Genuity LLC (“Canaccord”), on behalf of itself and co-sales agents Oppenheimer & Co. Inc. and B. Riley Securities, Inc., to establish an at-the-market equity program (the “ATM Program”). Under the ATM Program, the Corporation has the flexibility through the expiration date of its base shelf prospectus forming a part of its registration statement on Form F-10 (File No. 333-254709), to issue up to US$50 million of Common Shares as needed to support the Corporation’s ongoing business activities. Any Common Shares sold under the ATM Program will be sold at the prevailing market price at the time of sale, when sold through Nasdaq. No Common Shares will be offered or sold in Canada. As of the date hereof, the Corporation has not yet issued any shares under the ATM Program.

Copies of the above agreements may also be inspected at any time up to the Meeting during normal business hours at the business office of Engine at 2110 Powers Ferry Road SE, Suite 450, Atlanta, Georgia.

OTHER MATERIAL FACTS

To management’s knowledge, there are no material facts about Engine not disclosed in this Circular that are necessary in order to provide full, true and plain disclosure of all material facts relating to Engine.

RISK FACTORS

Shareholders are encouraged to obtain independent legal, tax and investment advice in their jurisdiction of residence with respect to this Circular, the consequences of the Transaction and the holding of Engine Shares. In assessing the Transaction, Shareholders should carefully consider the risks described under the heading “Risk Factors” in the Engine AIF and Engine MD&A, which are incorporated by reference herein, together with the other information contained in, or incorporated by reference in, this Circular. Risk factors related to the business of Engine will generally continue to apply following the completion of the Transaction.

In addition to the risk factors identified in the Engine AIF and Engine MD&A, the following U.S. specific risk factors are also applicable:

The Corporation’s Foreign Private Issuer status under United States Securities Laws.

The Corporation is a “foreign private issuer”, under applicable United States federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon United States domestic issuers by the SEC. Under the Exchange Act, the Corporation is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of United States domestic reporting companies. As a result, the Corporation does not file the same reports that a United States domestic issuer would file with the SEC, although the Corporation is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Corporation’s officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Corporation’s shareholders may not know on as timely a basis when the Corporation’s officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Corporation is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. The Corporation is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Corporation complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by United States domestic companies. In addition, the Corporation may not be required under the Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

In order to maintain its status as a foreign private issuer, a majority of the Common Shares must be either directly or indirectly owned by non-residents of the United States unless the Corporation also satisfies one of the additional requirements necessary to preserve this status. The Corporation may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the United States and if the Corporation fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under United States federal securities laws as a United States domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer using the standard foreign form or as Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system adopted by the securities regulatory authorities in United States and Canada (“MJDS”). If the Corporation is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on United States domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.

The Corporation is an emerging growth company and relies on exemptions from certain disclosure requirements which may make its Common Shares less attractive to investors.

The Corporation is an “emerging growth company” as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Corporation will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Corporation has total annual gross revenues of US$1,235,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Corporation following the fifth anniversary of the date of the first sale of common equity securities of the Corporation pursuant to an effective registration statement under the Securities Act, as amended; (c) the date on which the Corporation has, during the previous three year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which the Corporation is deemed to be a “large accelerated filer”, as defined in Rule 12b-2 under the Exchange Act. The Corporation will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be US$700,000,000 or more.

For so long as the Corporation remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of SOX. The Corporation cannot predict whether investors will find its Common Shares less attractive because the Corporation relies upon certain of these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile. On the other hand, if the Corporation no longer qualifies as an emerging growth company, the Corporation would be required to divert additional management time and attention from the Corporation’s development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Corporation’s business, financial condition and results of operations.

Our failure to meet the continued listing requirements Nasdaq could result in a delisting of our securities.

On June 23, 2022, we received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC indicating that, based upon the closing bid price of our Common Shares for the 30 consecutive business day period prior to June 23, 2022, we did not meet the minimum bid price of $1.00 per share required for continued listing on the Nasdaq Capital Market (“Nasdaq”) pursuant to Nasdaq Listing Rule 5550(a)(2). The letter also indicated that we will be provided with a compliance period of 180 calendar days, or until December 20, 2022 (the “Compliance Period”), in which to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(A). On December 21, 2022, we received a 180 calendar day extension to the initial Compliance Period.

In order to regain compliance with Nasdaq’s minimum bid price requirement, our Common Shares must maintain a minimum closing bid price of $1.00 for at least ten consecutive business days during the Compliance Period. In the event we do not regain compliance by the end of the Compliance Period, we may be eligible for additional time to regain compliance. To qualify, we will be required to meet the continued listing requirement for the market value of its publicly held shares and all other initial listing standards for Nasdaq, with the exception of the bid price requirement, and will need to provide written notice of our intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split if necessary. If we meet these requirements, we may be granted an additional 180 calendar days to regain compliance. However, if it appears to Nasdaq that we will be unable to cure the deficiency, or if we are not otherwise eligible for the additional cure period, Nasdaq will provide notice that our Common Shares will be subject to delisting.

If we fail to satisfy the continued listing requirements of Nasdaq, such as minimum bid price requirements, Nasdaq may take steps to delist our Common Shares. Such a delisting would have a negative effect on the price of our Common Shares, impair the ability to sell or purchase our Common Shares when persons wish to do so, and any delisting materially adversely affect our ability to raise capital or pursue strategic restructuring, refinancing or other transactions on acceptable terms, or at all. Delisting from Nasdaq could also have other negative results, including the potential loss of institutional investor interest and fewer business development opportunities, as well as a limited amount of news and analyst coverage of us. In the event of a delisting, we would attempt to take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our securities to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our Common Shares from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

On January 19, 2023, a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC informed the Corporation that it had regained compliance with Nasdaq Listing Rule 5550(a)(2).

SCHEDULE E

INFORMATION CONCERNING GAMESQUARE

The following information is presented on a pre-Arrangement basis and is reflective of the current business, financial and share capital position of GameSquare.

CORPORATE STRUCTURE

Name, Address and Incorporation

GameSquare Inc. was incorporated under the laws of the province of Ontario, Canada on December 13, 2018 for the purposes of identifying, acquiring and developing esports-focused companies in the areas of agency, influencer technology platforms, analytics technologies, content creation and media content assets. On May 27, 2019, GameSquare Inc. changed its name to Octane Play Inc. On September 18, 2019, GameSquare Inc. changed its name back to GameSquare Inc. GameSquare Inc. was acquired by Magnolia Colombia Ltd. (“Magnolia”) pursuant to a reverse-takeover transaction, which was completed on October 2, 2020. On September 30, 2020, Magnolia changed its name to GameSquare Esports Inc.

The registered and head office of GameSquare is located at 150 York Street, Suite 1008, Toronto, Ontario M5H 3S5, Canada. GameSquare is a reporting issuer in the provinces of Alberta, British Columbia and Ontario. The Common Shares are listed and posted for trading on the CSE under the trading symbol “GSQ”, the OTCQB Venture Market in the United States operated by the OTC Markets Group Inc. under the trading symbol “GMSQF” and the Frankfurt Stockholm Exchange under the trading symbol “29Q1”.

Intercorporate Relationships and Material Subsidiaries

The following is a summary of the inter-corporate relationships between GameSquare and its Subsidiaries, which together comprise the consolidated Corporation as at the date hereof:

Name of Subsidiary	Country of Incorporation	Ownership Percentage (as of December 31, 2021)
Code Red Esports Ltd.	England and Wales	100%
GameSquare Esports (USA) Inc.	USA	100%
GCN Inc.	USA	100%
NextGen Tech, LLC (d/b/a as Complexity Gaming)	USA	100%
Swingman LLC. (d/b/a Cut+Sew and Zoned)	USA	100%

Documents incORporATED BY REFERENCE

Information in respect of GameSquare has been incorporated by reference in this Appendix and the Circular from documents filed with the securities commissions or similar authorities in British Columbia, Alberta and Ontario. Copies of the documents incorporated herein by reference may be obtained on request without charge from GameSquare at 150 York Street, Suite 1008, Toronto, Ontario M5H 3S5, Canada. In addition, copies of documents incorporated herein by reference may be obtained by a Shareholder upon request without charge from GameSquare. These documents are also available on SEDAR at www.sedar.com.

The following documents of GameSquare are specifically incorporated by reference into and form an integral part of this Appendix “D” and the Circular:

(a)	GameSquare’s annual report on Form 20-F for the fiscal year ended December 31, 2021 (which, for purposes of applicable Securities Laws, constitutes GameSquare’s annual information form);

(b)	the audited annual consolidated financial statements of GameSquare for the thirteen months ended December 31, 2021 and the year ended November 30, 2020, together with the notes thereto, and the auditor’s report thereon;

(c)	the management’s discussion and analysis for the thirteen months ended December 31, 2021 and the year ended November 30, 2020;

(d)	the unaudited condensed consolidated interim financial statements of GameSquare for the three and nine months ended September 30, 2022 and the three and nine months ended August 31, 2021, together with the notes thereto;

(e)	the management’s discussion and analysis of financial condition and financial performance of GameSquare for the three and nine months ended September 30, 2022 and the three and nine months ended August 31, 2021;

(f)	the management information circular of GameSquare dated May 4, 2022 regarding the annual and special meeting of shareholders of GameSquare held on June 21, 2022; and

(g)	the material change report dated December 19, 2022 relating to the Arrangement, as amongst Engine and GameSquare, pursuant to which Engine will acquire all of the issued and outstanding Common Shares of GameSquare.

Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus filed by GameSquare with the Canadian Securities Administrators subsequent to the date of the Circular and prior to the Effective Date will be deemed to be incorporated by reference in this Appendix and the Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Appendix “D” and the Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Appendix “D” and the Circular.

DESCRIPTION OF THE BUSINESS

A description of the business of GameSquare is described under the heading “Item 4 – Information on the Company” of the Form 20-F, which is incorporated by reference herein.

Three-Year History

A description of how the business of GameSquare developed over the three most recently completed financial years and the current financial year is described under the headings “History of GameSquare Inc.” and “Recent Development” in the Form 20-F, which is incorporated by reference herein.

Description of Securities

GameSquare’s authorized share capital consists of an unlimited number of Common Shares and an unlimited number of PV Shares. As of the Record Date, there were outstanding 295,119,320 Common Shares and 150,000 PV Shares.

Each Common Share is convertible, at the option of the holder thereof, into one-hundredth (0.01) of a PV Share and each PV Share is convertible, at the option of the holder thereof, at any time after the date of issuance of such PV Share, into one hundred (100) Common Shares.

Holders of Common Shares and PV Shares are entitled to receive notice of and to attend any meeting of the shareholders of GameSquare, except those meetings at which holders of another particular class or series of shares of GameSquare are entitled to vote separately as a class or series under applicable law. The Common Shares carry one vote per Common Share and the PV Shares carry one hundred (100) votes per PV Share.

Holders of Common Shares and PV Shares are entitled to dividends if, as and when dividends are declared by the Board, with each PV Share being entitled to one hundred (100) times the amount of the dividend declared per Common Share (or if a stock dividend is declared on the Common Shares payable in Common Shares only if the Board simultaneously declares a stock dividend in: (A) PV Shares on the PV Shares, in a number of shares per PV Share (or fraction thereof) equal to the number of shares declared per Common Share (or fraction thereof); or (B) Common Shares on the PV Shares, in a number of shares per PV Share (or fraction thereof), multiplied by one hundred (100), and fractional PV Shares are entitled to the application thereof, and otherwise without preference or distinction among or between the shares).

In the event of the liquidation, dissolution or winding-up of GameSquare, whether voluntary or involuntary, or in the event of any other distribution of assets of GameSquare among its shareholders for the purpose of winding up its affairs, the holders of Common Shares and PV Shares are, subject to the prior rights of the holders of any shares of GameSquare ranking in priority to the Common Shares and the PV Shares, entitled to participate rateably along with the holders of the Common Shares and the PV Shares, with each PV Share being entitled to one hundred (100) times the amount distributed per Common Share and fractional PV Shares being entitled to the applicable fraction thereof, and otherwise without preference or distinction among or between the Common Shares and PV Shares.

No subdivision or consolidation of the Common Shares or PV Shares shall occur unless, simultaneously, the shares of the other class are subdivided or consolidated in the same manner and on the same basis, so as to preserve the relative rights of the holders of each such class of shares.

Each PV Share shall automatically convert, without any action on the part of the holder thereof, into Common Shares on the basis of one hundred (100) Shares for one (1) PV Share if the Board, in its sole discretion, determines that it is no longer in the best interests of GameSquare to retain PV Shares.

The Common Shares and the PV Shares do not have pre-emptive rights or exchange rights and are not subject to redemption, retraction, purchase for cancellation or surrender provisions. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities, and there are no provisions which are capable of requiring a Securityholder to contribute additional capital.

As set out above, there is no disproportionality between the Common Shares on the one hand, and the PV Shares, on the other hand, because each share of each such class has voting power equal to its economic interest and dividend and liquidation entitlement.

GameSquare has adopted the Option Plan and the RSU Plan in accordance with the policies of the CSE which provides that the Board may from time to time, in its discretion and in accordance with CSE requirements, grant Options and RSUs, as applicable.

A description of the Warrants can be found in the Form 20-F and in GameSquare’s most recent interim and annual management’s discussion and analysis, each of which is incorporated by reference herein.

Consolidated Capitalization

As at the Record Date, GameSquare had a total of 310,119,320 Shares issued and outstanding (assuming the conversion of all PV Shares into Common Shares). GameSquare currently has no convertible securities outstanding, except as described below under “Corporation Securities”. There have been no material changes to GameSquare’s share and loan capital on a consolidated basis since September 30, 2022, which have not been disclosed in this Circular or in the documents incorporated by reference herein.

The following table sets forth the capitalization of GameSquare as of the Record Date.

Corporation Securities	Outstanding
Common Shares (authorized – unlimited)	295,119,320
Proportionate Voting Shares (authorized – unlimited)	150,000
Warrants	43,357,024
Options	19,205,958
RSUs	3,610,023

See also “Prior Sales” below for other changes to the consolidated capitalization of GameSquare.

Prior Sales

During the most recently completed financial year, and as of the date of this Circular, GameSquare has issued the following securities that were not listed on an exchange or marketplace:

Types of Security	Date of Issue	Number of Securities/ Principal Amount		Offering or Exercise Price	Expiry Date
Common Shares	May 30, 2022	20,040,429	(1)	C$0.14	N/A
PV Shares	June 23, 2022	75,000	(2)	N/A	N/A
PV Shares	June 23, 2022	75,000	(3)	N/A	N/A
Warrants	June 30, 2022	4,494,286	(4)	C$0.14	June 30, 2024
Common Shares	July 15, 2022	196,875	(5)	N/A	N/A
Common Shares	July 20, 2022	926,285	(1)	C$0.14	N/A
Common Shares	July 26, 2022	3,107,406	(5)	N/A	N/A
Common Shares	August 11, 2022	8,998,571	(1)	C$0.14	N/A
Common Shares	September 30, 2022	29,900,000	(6)	C$0.14	N/A
Warrants	September 30, 2022	6,000,000	(6)	C$0.20	September 30, 2027(6)
Warrants	December 23, 2022	783,176	(7)	C$0.13	June 30, 2024

Notes:

(1)	Common Shares were issued pursuant to a private placement.

(2)	75,000 PV Shares issued upon the conversion of 7,500,000 Common Shares by Blue & Silver Ventures, Ltd.

(3)	75,000 PV Shares issued upon the conversion of 7,500,000 Common Shares by JCG 2016 Holdings, LP.

(4)	Warrants were issued to Goff & Jones Lending Co, LLC (the “Lender”), an entity established by Goff Capital, Inc. and Blue & Silver Ventures, Ltd., in connection with $5.0 million revolving loan facility (“Credit Facility”) provided by the Lender.

(5)	Common Shares were issued in connection with the payout of certain restricted share units of GameSquare.

(6)	The Common Shares and Warrants issued on September 30, 2022 were issued as units. Each unit was issued at a price of C$0.14 and consisted of one common share and 0.200669 of a purchase warrant, resulting in 6 million warrants. Each warrant entitles the holder to purchase one Common Share at an exercise price of C$0.20, commencing on September 30, 2023, and expiring on September 30, 2027.

(7)	Warrants were issued to the Lender in connection with drawings made by GameSquare on the Credit Facility.

Trading Price and Volume

The Common Shares are listed and posted for trading on the CSE under the trading symbol “GSQ”. The following table sets forth, on a monthly basis, the reported price range (which are not necessarily the closing prices) and the aggregate volume of trading of the Common Shares on the CSE for the most recently completed financial year ended December 31, 2022 as well as the period up to February 6, 2023.

	Canadian Securities Exchange
Month	High (C$)	Low (C$)	Volume
January 2022	0.31	0.20	3,139,646
February 2022	0.24	0.18	2,183,386
March 2022	0.20	0.11	3,077,459
April 2022	0.19	0.12	7,409,914
May 2022	0.16	0.09	2,758,823
June 2022	0.12	0.08	3,386,724
July 2022	0.14	0.08	4,550,531
August 2022	0.23	0.13	4,282,842
September 2022	0.16	0.08	3,106,704
October 2022	0.13	0.07	9,601,180
November 2022	0.11	0.07	8,072,028
December 2022	0.16	0.08	5,776,135
January 2023	0.14	0.11	1,817,378
February 1 - 6, 2023	0.18	0.12	2,197,331
Source: Bloomberg

The Arrangement was publicly announced prior to market open on December 8, 2022. On December 7, 2022, the closing price of the Common Shares was $0.085 on the CSE.

On February 6, 2023, the closing price of the Common Shares was C$0.18 on the CSE.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, executive officers or their respective associates or affiliates, or other management of GameSquare are indebted to GameSquare as of the date hereof or were indebted to GameSquare at any time during the fiscal years ended December 31, 2022 and December 31, 2021, and no indebtedness of such individuals to another entity is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by GameSquare.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Circular and as set forth above, none of the directors or executive officers of GameSquare are aware of any material interest of any informed person (as defined in National Instrument 51-102 – Continuous Disclosure Obligations), or any associate or affiliate of such informed person, in any transaction since the beginning of the most recently completed financial year of GameSquare which has materially affected GameSquare or any of its Subsidiaries, in the Arrangement or in any other proposed transaction which would materially affect GameSquare or any of its Subsidiaries.

The directors and executive officers and other related parties of GameSquare may have interests in the Arrangement that are, or may be, different from, or in addition to, the interests of other Shareholders. These interests include those described herein. The Board was aware of these interests and considered them, among other matters, when recommending approval of the Arrangement by GameSquare’s Shareholders.

The Arrangement Agreement also provides that GameSquare may, prior to the Effective Time, purchase prepaid non-cancellable run-off directors’ and officers’ liability insurance providing coverage for a period of six years from the Effective Date with respect to claims arising from or related to facts or events which occur on or prior to the Effective Date.

In connection with the Arrangement and by approval of the Board and in accordance with the terms of the Option Plan, RSU Plan and the Warrants, as applicable:

1.	each Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall be exchanged for a Replacement Option;

2.	each RSU outstanding immediately prior to the Effective Time shall be exchanged for a Replacement RSU; and

3.	each Warrant outstanding immediately prior to the Effective Time shall be exchanged for a Replacement Warrant.

All of the Shares held by the directors and executive officers of GameSquare will be treated in the same fashion under the Arrangement as Shares held by any other Shareholder.

Termination and Change of Control Benefits

GameSquare has entered into executive employment or consulting agreements with each of Justin Kenna, Kevin Wright, Jan Neumeister, Paul Bozoki and Jill Peters under which each has agreed to continue to serve GameSquare in his or her current office and perform duties of such office for an indefinite term.

Under the terms of such agreements, each executive has made commitments in favour of GameSquare, including minimum notice periods in the event of the executive’s resignation. In consideration of the services to be rendered by each executive under their respective employment agreement, as the case may be, each executive is entitled to a base salary and to participate in the short-term and long-term incentive plans of GameSquare and to participate in the dental, medical and other benefit plans as may be offered by GameSquare to senior management from time to time.

In the event of the termination of an executive’s employment, other than for just cause, GameSquare will provide such terminated executive with severance pay.

Instead of, and not in addition to, the termination payments described above, some of the agreements provide for payments to be made in the event of a change of control of GameSquare as set out below.

The following table sets out the estimated change of control payments payable to an executive in the event of a termination within 12 months following the Effective Date.

Name and Position	Notice Period	Monthly Fees	Severance on Termination	Severance on Change of Control	Bonus on Change of Control
Justin Kenna,
Chief Executive Officer	N/A	US$50,000	12 months’ fees	24 months’ fees	N/A

Kevin Wright,
President and Former CEO	30 days	C$18,750	18 months’ fees	36 months’ fees plus aggregate cash bonuses paid in the 24 months prior to the Change of Control	C$168,500

Paul Bozoki,
Chief Financial Officer	30 days	C$10,000	6 months’ fees	24 months’ fees plus aggregate cash bonuses paid in the 24 months prior to the Change of Control	N/A

Jan Neumeister,
Head of European Operations	30 days	US$12,500	3 months’ fees	N/A	N/A

Jill Peters,
Chief Operating Officer	N/A	US$20,833	3 months’ fees upon termination without cause in the first two years of employment	N/A	N/A

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of GameSquare’s directors or officers, or such persons’ associates and affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, except as disclosed in this Circular.

MANAGEMENT CONTRACTS

No management functions of GameSquare are, to any substantial degree, performed other than by directors or Senior Officers of GameSquare or its Subsidiaries.

Legal Proceedings AND REGULATORY MATTERS

To the knowledge of GameSquare, there are no governmental, legal or arbitration proceedings (including such proceedings which are pending or threatened of which GameSquare is aware) during a period covering at least the previous 12 months preceding the date of this Circular which may have, or have had in the recent past, significant effects on GameSquare’s financial position or profitability.

Material Contracts

GameSquare is a party to the following contracts entered into in the two years immediately preceding the publication of this Circular which management currently considers to be material to GameSquare and its assets and operations and which were not entered into in the Ordinary Course of business:

●	the Arrangement Agreement;

●	Purchase Agreement dated June 30, 2021 entered into by Blue & Silver Ventures, Ltd., Goff NextGen Holdings, LLC, Jason Lake and GameSquare; and

●	Share Purchase Agreement dated July 14, 2021 entered into by GameSquare, Swingman LLC (d/b/a CUT + SEW) and members of Swingman LLC (d/b/a CUT + SEW).

Copies of the above agreements may also be inspected at any time up to the Meeting during normal business hours at the business office of GameSquare at 150 York Street, Suite 1008, Toronto, Ontario M5H 3S5, Canada.

Other Material Facts

To management’s knowledge, there are no material facts about GameSquare not disclosed in this Circular that are necessary in order to provide full, true and plain disclosure of all material facts relating to GameSquare.

Risk Factors

Shareholders are encouraged to obtain independent legal, tax and investment advice in their jurisdiction of residence with respect to this Circular, the consequences of the Arrangement and the holding of the Shares and the Engine Shares. In assessing the Arrangement, Shareholders should carefully consider the risks described under the heading “Risk Factors” in the Form 20-F, which is incorporated by reference herein, together with the other information contained in, or incorporated by reference in, this Circular.

SCHEDULE F
INFORMATION CONCERNING THE RESULTING ISSUER

The following information is presented assuming prior completion of the Transaction and is reflective of the projected consolidated business, financial and share capital position of GameSquare and Engine assuming the completion thereof. It contains significant amounts of Forward-looking Information. Readers are cautioned that actual results may vary. This section only includes information respecting GameSquare and Engine after the Transaction that is materially different from information provided earlier in this Information Circular. See the disclosure in Schedule D – Additional Information Concerning Engine and Schedule E – Information Concerning GameSquare to this Information Circular. See also the pro forma consolidated financial statements of the Resulting Issuer attached hereto as Schedule G.

NAME AND INCORPORATION

Upon completion of the Transaction, GameSquare will become a direct wholly-owned subsidiary of Engine. As a result, all of the assets of GameSquare will become indirectly held by Engine. Following the Transaction, Engine will continue to exist under the BCBCA, and GameSquare will continue to exist under the OBCA. The Resulting Issuer will continue under the name GameSquare Inc., as a reporting issuer in the provinces of Alberta, British Columbia, Ontario, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland. The shares of the Resulting Issuer will be listed and posted for trading on the TSXV under the trading symbol “GAME”, on Nasdaq under the trading symbol “GAME”, and the OTCQB under the trading symbol “GAME”. The registered and head office of the Resulting Issuer will be located at 2110 Powers Ferry Road SE, Suite 450, Atlanta, GA 30339.

INTER-CORPORATE RELATIONSHIPS

Upon completion of the Transaction, the corporate organization chart for the material subsidiaries of the Resulting Issuer will be as follows:

GAMESQUARE INC. (British Columbia)
100%
GAMESQUARE ESPORTS INC. (Ontario)
100%
STREAM HATCHET S.L. (Spain)
100%
FRANKLY INC. (British Columbia)
100%
WINVIEW, INC. (Delaware)
100%
SIDEQIK INC. (Delaware)
100%
FRANKLY CO. (Delaware)
100%
FRANKLY MEDIA LLC (Delaware)
100%
VEMBA MEDIA TECHNOLOGIES PRIVATE LIMITED (India)
100%
GAMESQUARE ESPORTS (USA) INC. (dba Fourth Frame Studios)
100%
CODE RED ESPORTS LTD. (United Kingdom)
100%
GCN INC. (Delaware)
100%
NEXTGEN TECH LLC (dba Complexity Gaming) (Texas)
100%
SWINGMAN LLC (dba Cut+Sew and Zoned) (California)

Narrative Description of the Business

The Resulting Issuer will integrate GameSquare’s content, advertiser, and influencer businesses with Engine’s market data, analytics, advertising, and marketing technology platforms. The Transaction will create an end-to-end platform with reach across esports, sports, influencer, publisher, and advertising networks for brands to connect with youth culture audiences. The Resulting Issuer will provide global brands and advertisers with solutions that develop innovative strategies to connect to youth audiences.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF THE RESULTING ISSUER

The unaudited pro forma consolidated financial information for the Resulting Issuer (consolidated to give effect to, among other things, the Transaction on the Effective Date), consist of the following: income statements for 9 months ended September 30, 2022, and 13 months ended December 31, 2021; and a balance sheet as at September 30, 2022. These Pro Forma Financial Statements are attached as Schedule G to this Circular.

As the ending date of the fiscal period for GameSquare and Engine differs by more than 93 days, the unaudited pro forma statement of operations for the 13 months ended December 31, 2021 was derived by combining financial information from the audited consolidated statement of GameSquare for the 13 months ended December 31, 2021 with financial information of Engine for the year November 30, 2021 which was constructed from the year ended August 31, 2021, less the three month period ended November 30, 2020, plus the three month period ended November 30, 2021. Similarly, the unaudited pro forma statement of income (loss) for the nine months ended September 30, 2022 was derived by combining financial information from the unaudited statement of income (loss) of GameSquare for the nine-months ended September 30, 2022 with financial information of Engine for the nine-months ended November 30, 2022, composed of the year ended August 31, 2022 less the six month period ended February 28, 2022, plus the three month period ended November 30, 2022, to present the nine months ended September 30, 2022.

The Pro Forma Financial Statements have been compiled from underlying financial statements of GameSquare and Engine and prepared in accordance with IFRS to illustrate the effect of, among other things, the Transaction. The Pro Forma Financial Statements may not be appropriate for other purposes. Adjustments have been made to prepare the Pro Forma Financial Statements, which adjustments are based on certain assumptions. Both the adjustments and the assumptions made are described in the notes to the Pro Forma Financial Statements.

The Pro Forma Financial Statements are presented for illustrative purposes only and are not necessarily indicative of: (i) the operating or financial results that would have occurred had the Transaction actually occurred at the times contemplated by the notes to the Pro Forma Financial Statements; or (ii) the results expected in future periods.

ESTIMATED AVAILABLE FUNDS AND PRINCIPAL PURPOSES

As at December 31, 2022, Engine had estimated working capital of $2 million and GameSquare had estimated working capital of $6 million. The Resulting Issuer will have approximately $5 million available upon completion of the Transaction.

GameSquare and Engine have historically had negative cash flow from operating activities and have historically incurred net losses but, based on current operations, the Resulting Issuer expects to meet its cash needs for the twelve-month period following the date hereof. To the extent that the Resulting Issuer has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows or raise additional funds through the issuance of additional equity securities, through loan financing, or other means. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable to the Resulting Issuer as those previously obtained, or at all. See “Risk Factors – Negative operating cash flow”.

PRINCIPAL HOLDERS OF THE RESULTING ISSUER SHARES

To the knowledge of the Resulting Issuer and its directors and executive officers, no Person other than Blue & Silver Ventures, Ltd. will beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the outstanding shares of the Resulting Issuer upon the completion of the Transaction.

Insiders of the Resulting Issuer	Issued and Outstanding Common Shares of the Resulting Issuer Held by Insiders	Percentage of Total Issued and Outstanding Common Shares of the Resulting Issuer held by Insiders (1)
Blue & Silver Ventures, Ltd.	5,508,991	12.9%

Notes:

(1)	Based on the Resulting Issuer having 42,685,860 Common Shares outstanding upon completion of the Transaction.

PRO-FORMA CONSOLIDATED CAPITALIZATION

The following table sets forth the capitalization of the Resulting Issuer assuming completion of the Transaction.

	Amount Outstanding prior to the Completion of the Transaction	Amount Outstanding after the Completion of the Transaction	Percentage of Total Number of Engine Shares to be Issued and Outstanding following Completion of the Transaction on a Fully Diluted Basis
Engine Shares outstanding prior to the completion of the Transaction	16,027,267	17,063,802	30.72%
Engine Shares issuable upon the completion of the Transaction to GameSquare Shareholders	0	25,622,058	46.13%
Total (non-diluted)	16,027,267	42,685,860	76.84%
Engine Shares reserved for issuance upon exercise of Engine Options (1)	1,489,974	1,489,974	2.68%
Engine Shares reserved for issuance upon the settlement of the Engine RSUs(2)	1,215,242	178,707	0.32%
Engine Shares reserved for issuance upon conversion of Convertible Debentures(3)	1,868,072	1,136,364	2.05%
Engine Shares reserved for issuance upon exercise of Warrants(4)	4,589,983	4,589,983	8.26%
Engine Warrants reserved for issuance upon exercise of the GameSquare Replacement Warrants (5)	0	3,582,157	6.45%
Engine RSUs reserved for settlement under the Omnibus Plan upon transfer of the GameSquare Replacement RSUs (6)	0	298,260	0.54%
Engine Options reserved for exercise under the Omnibus Plan upon transfer of the GameSquare Replacement Options (7)	0	1,586,796	2.86%
Total (fully diluted)	25,190,538	55,548,101	100.00%

Notes:

(1)	For information on the Engine Options, see Schedule D – Additional Information Concerning Engine under the heading “Description of Securities – Awards”.
(2)	For information on the Engine RSUs, see Schedule D – Additional Information Concerning Engine under the heading “Description of Securities – Awards”.
(3)	For information on the Engine RSUs, see Schedule D – Additional Information Concerning Engine under the heading “Description of Securities – Engine Debentures”.
(4)	For information on the Engine RSUs, see Schedule D – Additional Information Concerning Engine under the heading “Description of Securities – Other Convertible Securities”.
(5)	Each transferred by the holder thereof to Engine for a Replacement Warrant issued by Engine to purchase such number of Engine Shares equal to the Exchange Ratio multiplied by the number of GameSquare Shares issuable on exercise of such GameSquare Warrant immediately prior to the Effective Time for an exercise price per Engine Share equal to Replacement Warrant Exercise Price.
(6)	Each transferred by the holder thereof to Engine for such number of Replacement RSUs issued by Engine under the Omnibus Plan equal to the Exchange Ratio and reduced for any withholding or deduction for Taxes required in connection with the exchange of such GameSquare RSU.
(7)	Each transferred by the holder thereof to Engine for such number of Replacement Options issued by Engine under the Omnibus Plan equal to the Exchange Ratio and with an exercise price equal to the Replacement Option Exercise Price.

EXECUTIVE OFFICERS AND COMPENSATION

Following completion of the Transaction, there are not anticipated to be any changes to the current executive compensation arrangements of Engine.

Stock Options

Upon completion of the Transaction, all existing Engine Options will continue to exist under the amended and restated Omnibus Plan, and all GameSquare Options outstanding immediately prior to the Transaction will be exchanged for Replacement Options issued by Engine under the Omnibus Plan equal to the Exchange Ratio. See “The Transaction – Arrangement Mechanics” for details regarding the issuance of the Replacement Options. See also “Omnibus Plan” in “Schedule D – Additional Information Concerning Engine” for additional information concerning the Omnibus Plan.

Resale Restrictions

The Engine Shares to be issued in connection with the Transaction will be distributed under exemptions from the requirements to provide a prospectus under applicable Canadian Securities Laws. As Engine has been a reporting issuer in a jurisdiction of Canada for more than four months, the Engine Shares may be resold in each of the provinces and territories of Canada without significant restriction, provided the holder is not a “control person”, as defined in the applicable securities legislation, no unusual effort is made to prepare the market or create a demand for those securities and no extraordinary commission or consideration is paid in respect of that sale.

U.S. Shareholders should consult their own advisors regarding resale restrictions applicable to holders of GameSquare Shares who are subject to U.S. Securities Laws.

PROSPECTIVE GOVERNANCE AND MANAGEMENT OF THE RESULTING ISSUER

Board Composition

Following completion of the Transaction, the Engine Board will be comprised of seven directors, three of whom will be incumbent directors of Engine, and four of whom will be incumbent directors of GameSquare. The directors of Engine will hold office until the next annual general meeting of Engine Shareholders or until their respective successors have been duly elected or appointed, unless his or her office is vacated earlier in accordance with the articles of Engine or within the provisions of the BCBCA.

Justin Kenna, GameSquare’s current Chief Executive Officer, and Lou Schwartz, Engine’s current President, will lead the Resulting Issuer’s business following completion of the Transaction as Chief Executive Officer and President, respectively.

The following chart sets forth the name, municipality of residence, proposed position and principal occupation of each individual who is proposed to be a director or executive officer of the Resulting Issuer following the Transaction, and the number of Engine Shares and other securities anticipated to be owned by each of such individuals immediately following the Transaction.

Name and Residence	Proposed Position	Principal Occupation For Five Preceding Years		Director or Officer since	Number of Engine Shares to be Held(1)	% Of Engine Shares Held or Controlled
Justin Kenna, Dallas, USA	Chief Executive Officer and Director	●	Chief Executive Officer of GameSquare
		●	Chief Financial Officer of FaZe Clan
		●	Director of Finance at Madison + Vine	Effective Date	389,561	0.5%
		●	Various roles at Goldman Sachs, Deloitte, and Ernst & Young.

Louis Schwartz Atlanta, USA	President, and Director	●	Chief Executive Officer of Engine	July 2020	530,491	1.2%
		●	Chief Executive Officer of Frankly Inc.

Tom Rogers New York, USA	Executive Chairman and Director	●	Director of Frequency Networks, Inc. a Los Angeles based software and media company;	May 2020	513,531	1.2%
		●	Editor-at-Large at Newsweek;
		●	Contributor at CNBC;
		●	Chairman and CEO of TRget Media, LLC, a media investment and operations advisory firm since June 2003.

Name and Residence	Proposed Position	Principal Occupation For Five Preceding Years		Director or Officer since	Number of Engine Shares to be Held(1)	% Of Engine Shares Held or Controlled
Tom Walker Dallas, USA	Director	●	Chief Financial Officer of the Dallas Cowboys Football Club	Effective Date	Nil	Nil

Travis Goff Dallas, USA	Director	●	President of Goff Capital inc.	Effective Date	41,310	0.1%

Jeremi Gorman California, USA	Director	●	President, Wordwide Advertising of Netflix
		●	Chief Business Officer of Snap Inc.	Effective Date	Nil	Nil
		●	Head of Global Field Sales – Amazon Advertising of Amazon

Stuart Porter Boston, USA	Director	●	Director of the Corporation. Founder of Denham Capital and is its Chief Executive Officer and Chief Investment Officer.	January 2022	1,579,656	3.7%

Michael Munoz New Jersey, USA	Chief Financial Officer	●	Chief Financial Officer of Frankly Media Inc.	May 2020	118,995	0.3%

Matt Ehrens Arlington, USA	Chief Technology Officer	●	Chief Technology Officer of Engine	April 2018	39	Nil

Jill Peters Dallas, USA	Chief Media Officer	●	Chief Operating Officer of GameSquare
		●	Chief Revenue Officer of Power Poll
		●	Chief Revenue Officer of Engine	Effective Date	229	Nil
		●	Founder of KyckGlobal, Inc.

Paolo DiPasquale Dallas, USA	Chief Strategy Officer	●	Chief Strategy Officer of GameSquare
		●	Managing Director of Institutional Equity & Alternative Capital, Canaccord Genuity Corp.	Effective Date	38,370	0.1%

Sean Horvath California, USA	Chief Revenue Officer	●	Chief Revenue Officer of GameSquare
		●	Chief Revenue Officer of StreamElements	September 2021	9,129	Nil
		●	Head of Global Partnerships of TONIK+
		●	Chief Marketing Officer of Virgin Produced

John Wilk New York, USA	General Counsel	●	General Counsel of Engine	May 2020	Nil	Nil
		●	General Counsel of WorldNow

Notes:

(1)	Proforma shares held following application of the Exchange Ratio where applicable.

Orders, Penalties and Bankruptcies

On January 19, 2021, Wellflex Energy Partners Fort Worth, LLC was issued a final order of dismissal by the United States Bankruptcy Court. Goff Capital, Inc. was the manager of Wellflex Energy Partners Fort Worth, LLC and Travis Goff, a director of the Resulting Issuer, is the President of Goff Capital, Inc.

A description of the Orders, Penalties, and Bankruptcies with respect to Louis Schwartz, Tom Rogers and Stuart Porter is described under the heading “8.2 – Orders, Penalties and Bankruptcies” of the Engine AIF, which is incorporated by reference herein.

Other than as described elsewhere in this Circular, no Person who is proposed to serve as a director or officer of the Resulting Issuer following the completion of the Transaction, or to the knowledge of management of Engine or GameSquare or any shareholder who will be holding a sufficient number of Engine Shares to affect materially the control of the Resulting Issuer, is, or within the ten years prior to the date hereof has been, a director or officer of any other issuer that, while that Person was acting in the capacity of a director or officer of that issuer, has been subject to:

●	a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that issuer or appointed to hold the assets of that director or officer; or

●	any penalties or sanctions imposed by a court relating to Canadian Securities Laws or a Canadian securities regulatory authority or entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any penalties or sanctions by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Furthermore, other than as described elsewhere in this Circular, no Person who is proposed to be a director or officer of the Resulting Issuer following the completion of the Arrangement or to the knowledge of management of Engine or GameSquare or any shareholder who will be holding a sufficient number of Engine Shares to affect materially the control of the Resulting Issuer, during the 10 years prior to the date hereof, has been declared bankrupt or made a voluntary assignment into bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

Other than as described elsewhere in this Information Circular, none of the Persons who are proposed to be directors, employees or executive officers of the Resulting Issuer following the completion of the Transaction, and none of the associates of such Persons is or has been indebted to either Engine or GameSquare at any time during the most recently completed financial year of each of Engine and GameSquare, respectively, or will be indebted to the Resulting Issuer upon completion of the Transaction. Furthermore, none of such Persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Engine or GameSquare.

RISK FACTORS

In addition to the risk factors with respect to the Transaction set out under “Risk Factors Relating to the Transaction” in the accompanying Information Circular, see “Additional Information Concerning Engine – Risk Factors” in Schedule D and “Information Concerning GameSquare – Risk Factors” in Schedule E, with respect to the risk factors of Engine and GameSquare, respectively.

Negative operating cash flow

Each of GameSquare nor Engine have historically had negative cash flow from operating activities. It is anticipated that the Resulting Issuer will continue to have negative cash flows in the foreseeable future. Continued losses may have the following consequences:

●	increasing the Resulting Issuer’s vulnerability to general adverse economic and industry conditions;
●	limiting the Resulting Issuer’s ability to obtain additional financing to fund future working capital, capital expenditures, operating costs and other general corporate requirements; and,
●	limiting the Resulting Issuer’s flexibility in planning for, or reacting to, changes in its business and the industry.

MATERIAL CONTRACTS

Please see Schedule D “Additional Information Concerning Engine – Material Contracts” and Schedule E “Additional Information Concerning GameSquare – Material Contracts”

SCHEDULE G
PRO FORMA FINANCIAL STATEMENTS OF THE RESULTING ISSUER

Gamesquare Inc.

Pro Forma Consolidated Financial Statements
[unaudited, expressed in US dollars]
September 30, 2022

Gamesquare Inc.

Pro Forma Statement of Financial Position at September 30, 2022

(Expressed in United States Dollars)

(Unaudited)

	GameSquare September 30, 2022	Engine November 30, 2022	Pro-forma adjustments	Notes	Pro-forma consolidated September 30, 2022
ASSETS
Current assets
Cash	4,023,102	6,851,735	(1,500,000)	(c)	7,224,837
			(150,000)	(c)
			(2,000,000)	(d)
Restricted cash	-	47,455	-		47,455
Accounts and other receivables	7,695,456	9,431,647	-		17,127,103
Government remittances receivable	-	881,445	-		881,445
Publisher advance, current	-	739,572	-		739,572
Prepaid expenses and other current assets	1,183,094	1,546,828	1,500,000	(c)	6,379,922
			150,000	(c)
			2,000,000	(d)
Promissory notes receivable	-	-	-		-
Total Current Assets	12,901,652	19,498,682	-		32,400,334

Investment at FVTPL	-	2,629,851	-		2,629,851
Property and equipment, net	3,166,116	104,035	-		3,270,151
Goodwill	-	15,189,874	(3,340,808)	(b)	11,849,066
Intangible assets, net	5,639,433	2,374,695	2,865,305	(b)	10,879,433
Right-of-use asset	2,479,488	8,084	-		2,487,572
Total Assets	24,186,689	39,805,221	(475,503)		63,516,407

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	6,014,344	17,375,087	1,713,855	(a)	25,503,286
			400,000	(a)
Players liability account		47,455	-		47,455
Deferred revenue	1,218,996	1,891,045	-		3,110,041
Lease obligation, current	327,239	385,665	-		712,904
Promissory notes payable	-	784,407	-		784,407
Warrant liability	-	21,194	6,272	(b)	27,466
Convertible debt, current	-	295,227	-		295,227
Arbitration reserve	-	563,779	-		563,779
Total Current Liabilities	7,560,579	21,363,859	2,120,127		31,044,565

Lease obligation	2,449,672	-	-		2,449,672
Deferred tax liability	203,058	-	-		203,058
Convertible debt, non-current	-	6,483,061	-		6,483,061
Total Liabilities	10,213,309	27,846,920	2,120,127		40,180,356

SHAREHOLDERS’ EQUITY (DEFICIT)
Share capital	43,397,170	126,847,679	(117,275,617)	(b)	52,969,232
Contributed surplus	5,453,129	20,150,223	(19,959,614)	(b)	5,643,738
Accumulated deficit	(34,505,598)	(132,659,253)	(1,713,855)	(a)	(34,905,598)
			(400,000)	(a)
			134,373,108	(b)
Accumulated other comprehensive income (loss)	(371,321)	(2,380,348)	2,380,348	(b)	(371,321)
Total Shareholders’ Equity (Deficit) before non-controlling interest	13,973,380	11,958,301	(2,595,630)		23,336,051

Total Liabilities and Shareholders’ Equity (Deficit)	24,186,689	39,805,221	(475,503)		63,516,407

See accompanying notes

Gamesquare Inc.

Pro Forma Statement of Loss for the 13 months ended December 31, 2021

(Expressed in United States Dollars)

(Unaudited)

	GameSquare 13 months ended December 31, 2021	Engine Year ended November 30, 2021	Pro-forma adjustments	Notes	Pro-forma consolidated 13 months ended December 31, 2021
CONTINUING OPERATIONS
Total Revenues	10,891,257	38,643,166	-		49,534,423

EXPENSES
Salaries and wages	6,072,685	13,020,986			19,093,671
Consulting	576,770	2,000,226			2,576,996
Professional fees	1,144,011	1,852,407			2,996,418
Cost of sales	7,356,158	27,328,989			34,685,147
Advertising and promotion	1,135,102	807,890			1,942,992
Office and general	1,815,881	3,227,024	1,594,185	(h)	6,637,090
Technology expenses	-	2,442,273			2,442,273
Amortization and depreciation	1,493,169	1,153,512	1,094,000	(f)	2,705,398
			(1,035,283)	(g)
Share-based payments	2,901,654	3,934,452			6,836,106
Impairment expense	1,798,430	-			1,798,430
Interest expense, net	136,443	1,123,730			1,260,173
(Gain) loss on foreign exchange	(2,258)	1,090,268			1,088,010
Change in provision for reclamation deposit	(75,118)	-			(75,118)
Loss on extinguishment of debt	-	2,428,900			2,428,900
Gain on retained interest in former associate	-	(99,961)			(99,961)
Transaction costs	7,815,411	348,821	400,000	(e)	8,564,232
Arbitration settlement reserve	-	3,728,278			3,728,278
Change in fair value of promissory notes receivable and investment at FVTPL	-	(581,812)			(581,812)
Change in fair value of warrant liability	-	(7,218,878)			(7,218,878)
Change in fair value of convertible debt	-	3,059,677			3,059,677
	32,168,338	59,646,782	2,052,902		93,868,022
ASSOCIATES
Share of net loss of associate	-	37,244			37,244
Net income (loss) for the year before discontinued operations	(21,277,081)	(21,040,860)	(2,052,902)		(44,370,843)
Income (tax) recovery	78,731	-			78,731
	(21,198,350)	(21,040,860)	(2,052,902)		(44,292,112)
DISCONTINUED OPERATIONS
Loss from discontinued operations	-	(15,052,250)			(15,052,250)
Net loss for the period	(21,198,350)	(36,093,110)	(2,052,902)		(59,344,362)

Net (income) loss attributable to non-controlling interest	-	18,212			18,212
Net loss attributable to owners of the Company	(21,198,350)	(36,074,898)	(2,052,902)		(59,326,150)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss
Foreign currency translation differences	49,601	45,823			95,424
Comprehensive loss for the year	(21,148,749)	(36,029,075)	(2,052,902)		(59,230,726)
INCOME (LOSS) PER SHARE
Basic loss per share - continuing operations	(1.64)	(1.52)	(2.16)		(1.60)
Basic income (loss) per share - discontinued operations	-	(1.09)	-		(0.54)
Basic and diluted loss per share	(1.64)	(2.61)	(2.16)		(2.14)
Weighted average number of shares outstanding - Basic	12,910,078	13,835,820	952,534	(b)	27,698,432

See accompanying notes

Gamesquare Inc.

Pro Forma Statement of Loss for the nine months ended September 30, 2022

(Expressed in United States Dollars)

(Unaudited)

	GameSquare 9 months ended September 30, 2022	Engine 9 months ended November 30, 2022	Pro-forma adjustments	Notes	Pro-forma consolidated 9 months ended September 30, 2022
CONTINUING OPERATIONS
Total Revenues	21,829,246	30,939,671	-		52,768,917

EXPENSES
Salaries and wages	7,442,140	10,201,031			17,643,171
Consulting	1,315,745	1,611,400			2,927,145
Professional fees	1,425,585	967,367			2,392,952
Cost of sales	13,580,839	22,125,826			35,706,665
Advertising and promotion	3,239,090	620,979			3,860,069
Office and general	2,172,181	3,849,855	565,978	(l)	6,588,014
Technology expenses	-	2,479,603			2,479,603
Amortization and depreciation	2,030,108	930,715	820,500	(j)	2,900,557
			(880,766)	(k)
Share-based payments	1,206,332	3,860,327			5,066,659
Interest expense, net	270,185	487,614			757,799
(Gain) loss on foreign exchange	(66,675)	510,549			443,874
Gain on modification of debt	-	(30,688)			(30,688)
Change in provision for reclamation deposit	15,403	-			15,403
Gain on disposition of assets available for sale	(46,915)	-			(46,915)
Impairment expense	-	3,873,000	(3,873,000)	(l)	-
Restructuring expense	-	327,744			327,744
Transaction costs	-	1,089,552	400,000	(i)	1,489,552
Arbitration settlement reserve	-	(1,955,943)			(1,955,943)
Change in fair value of promissory notes receivable and investment at FVTPL	-	877,535			877,535
Change in fair value of warrant liability	-	(835,720)			(835,720)
Change in fair value of convertible debt	-	(175,176)			(175,176)
	32,584,018	50,815,570	(2,967,288)		80,432,300
ASSOCIATES
Share of net loss of associate	-	-			-
Net income (loss) for the year before discontinued operations	(10,754,772)	(19,875,899)	2,967,288		(27,663,383)
Income (tax) recovery	54,276	-			54,276
	(10,700,496)	(19,875,899)	2,967,288		(27,609,107)
DISCONTINUED OPERATIONS
Gain (loss) on disposal of subsidiary	-	14,934,149			14,934,149
Gain on disposal of asssets	-	257,550			257,550
Loss from discontinued operations	-	(7,077,810)			(7,077,810)
Net loss for the period	(10,700,496)	(11,762,010)	2,967,288		(19,495,218)

Net (income) loss attributable to non-controlling interest	-	3,419			3,419
Net loss attributable to owners of the Company	(10,700,496)	(11,758,591)	2,967,288		(19,491,799)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss
Foreign currency translation differences	(507,302)	(22,060)			(529,362)
Comprehensive loss for the year	(11,207,798)	(11,780,651)	2,967,288		(20,021,161)
INCOME (LOSS) PER SHARE
Basic loss per share - continuing operations	(0.51)	(1.26)	3.14		(0.73)
Basic income (loss) per share - discontinued operations	-	0.52	-		0.21
Basic and diluted loss per share	(0.51)	(0.75)	3.14		(0.52)
Weighted average number of shares outstanding - Basic	21,072,839	15,722,964	944,474	(b)	37,740,277

See accompanying notes

1.	BACKGROUND AND BASIS OF PRESENTATION

Background

GameSquare Esports Inc. (formerly Magnolia Colombia Ltd.) (the “Company” or “GameSquare”) was incorporated under the Ontario Business Corporations Act on June 01, 2009. The Company is a publicly traded company with the registered office located at 150 York Street, Suite 1008, Toronto, Ontario, M5H 3S5, Canada.

GameSquare is focused on esports market. The Company bridges the gap between global brands and the gaming and esports communities. GameSquare does this by signing talent in the influencer, on-screen talent and player categories as well as adding new companies to its roster of global brand relationships. On October 2, 2020, the Company completed a reverse acquisition with GameSquare (Ontario) Inc., which acquired all the outstanding shares of Code Red Esports Ltd. (“Code Red”) on the same day. On December 1, 2020, the Company completed the amalgamation with GameSquare (Ontario) Inc. On March 16, 2021, the Company acquired all the outstanding shares of Reciprocity Corp. (“Reciprocity”), which owned 100% of common shares of GCN Inc. (“GCN”), 100% of common shares of GameSquare Esports (USA) Inc. and 40% of the common shares of Biblos Gaming S.A. de C.V. (“Biblos”). On June 30, 2021, the Company acquired all the outstanding shares of NextGen Tech, LLC (dba. Complexity Gaming) (“Complexity”). On July 27, 2021, the Company acquired 100% of the outstanding shares of Swingman LLC. (dba Cut+Sew and Zoned) (“Cut+Sew”). The Company is traded on the Canadian Securities Exchange (CSE) under the symbol “GSQ” and on the OTCQB Venture Market in the Unites States under the symbol “GMSQF”. On May 3, 2021, Stetson Oil & Gas Corporation was dissolved. On December 1, 2021, the Company and Reciprocity were amalgamated. During the nine months ended September 30, 2022, the Company sold its 40% interest in Biblos.

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) (“Engine”, “Engine Media”) was incorporated under the Business Corporations Act (Ontario) on April 8, 2011. The registered head office of the Company is 77 King St. West, Suite 3000, PO Box 95, TD Centre – North Tower, Toronto, Ontario, M5K 1G8, Canada.

Engine focuses on accelerating new, live, immersive esports and interactive gaming experiences for consumers through its partnerships with traditional and emerging media companies and providing online interactive technology and monetization services.

Pursuant to shareholder approval at the October 6, 2021, shareholders’ meeting, effective October 19, 2021, Engine changed its name to Engine Gaming and Media, Inc. Engine’s common shares trade on the TSX Venture Exchange under the trading symbol GAME.V and NASDAQ under the trading symbol GAME.

Basis of Presentation

The accompanying unaudited pro forma consolidated financial statements of GameSquare have been prepared by the management for illustrative purposes only, give effect to Engine’s proposed acquisition of GameSquare, and assume that GameSquare is considered the acquirer for accounting purposes. The unaudited pro forma consolidated statement of financial position has been prepared assuming the transaction had occurred on September 30, 2022. The unaudited pro forma consolidated statements of loss for the 13 months ended December 31, 2021 and nine months ended September 30, 2022, has been prepared assuming the transaction had occurred on January 1, 2021 and January 1, 2022, respectively.

These unaudited pro forma consolidated financial statements have been compiled from and include:

a)	An unaudited pro forma consolidated statement of financial position as of September 30, 2022 combining the unaudited statement of financial position of GameSquare as of September 30, 2022 and the unaudited statement of financial position of Engine as of November 30, 2022;

b)	An unaudited pro forma consolidated statement of income (loss) for the 13 months ended December 31, 2021 combining the unaudited statement of income (loss) of GameSquare for the 13 months ended December 31, 2021 and the unaudited statement of income (loss) of Engine for the year ended November 30, 2021, composed of the year ended August 31, 2021, less the three month period ended November 30, 2020, plus the three month period ended November 30, 2021; combining the statements of income (loss) of each company to present the 13 months ended December 31, 2021; and

c)	An unaudited pro forma consolidated statement of income (loss) for the nine months ended September 30, 2022 combining the unaudited statement of income (loss) of GameSquare for the nine months ended September 30, 2022 and the unaudited statement of income (loss) of Engine for nine months ended November 30, 2022, composed of the year ended August 31, 2022, less the six month period ended February 28, 2022, plus the 3 month period ended November 30, 2022; combining the statements of income (loss) of each company to present the nine months ended September 30, 2022.

It is management’s opinion that these pro forma consolidated financial statements include all adjustments necessary for the fair presentation of the transactions described herein and are in accordance with International Financial Reporting Standards (IFRS) applied on a basis consistent with the Company’s accounting policies. These pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of the Company that would have actually resulted had the transactions been effected on the dates indicated above. Furthermore, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future. Actual amounts recorded upon consummation of the transactions will differ from those recorded in these unaudited pro forma consolidated financial statements and the differences may be material. Under acquisition accounting, the measurement of the fair value of certain assets and liabilities of Engine is dependent on valuations that have not been performed. Accordingly, differences between these preliminary estimates and the final acquisition accounting may be material.

Accounting policies used in the preparation of the pro forma statements are consistent with those used in the audited consolidated financial statements of GameSquare for the 13 month period ended December 31, 2022, with the exception of the following new accounting standards and change in presentation currency as follows.

On January 1, 2022, the Company elected to change its presentation currency from Canadian dollars (“CAD”) to United States dollars (“U.S. dollars” or “USD”). The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in similar industries. The Company applied the change to U.S. dollar presentation currency retrospectively and restated the comparative financial information as if U.S. dollars had always been the Company’s presentation currency. The statement of income (loss) of GameSquare for the 13 months ended December 31, 2021 has not been audited in the U.S. dollar presentation currency used to prepare the unaudited pro forma consolidated statement of income (loss) for the 13 months ended December 31, 2021.

The unaudited pro forma consolidated financial statements should be read in conjunction with the audited consolidated financial statements of GameSquare for the 13 months ended December 31, 2021 and of Engine for the year ended August 31, 2022; the unaudited interim consolidated financial statements of GameSquare for the nine months ended September 30, 2022 and of Engine for the three months ended November 30, 2022, and the notes included therein, of GameSquare and Engine.

2.	DESCRIPTION OF THE TRANSACTION

On December 8, 2022, Engine Gaming and Media, Inc. announced that it had entered into a definitive arrangement agreement (the “Arrangement Agreement”) with GameSquare Esports Inc., pursuant to which, and subject to the terms and conditions of the Arrangement Agreement, GameSquare and Engine will combine their businesses via an all share deal whereby Engine will acquire all of the issued and outstanding shares of GameSquare in exchange for shares of Engine in accordance with a plan of arrangement of GameSquare under the Business Corporations Act (Ontario) (the “Arrangement”).

Pursuant to the terms of the Arrangement Agreement, Engine will acquire each outstanding GameSquare share in exchange for 0.08262 of an Engine common share (the “Exchange Ratio”). Each outstanding option of GameSquare will be exchanged for an Engine option entitling the holder to a number of Engine common shares, as adjusted on the basis of the Exchange Ratio, and be subject to exercise thereof in accordance with the terms of the options, including payment of the exercise price, which will also be adjusted based upon the Exchange Ratio. All other material terms of the options will remain the same. Each outstanding restricted share unit of GameSquare will be exchanged for an Engine restricted share unit entitling the holder to a number of Engine common shares, as adjusted on the basis of the Exchange Ratio. All other material terms of the restricted share units will remain the same. Each outstanding warrant of GameSquare will be adjusted pursuant to its governing contractual instrument to entitle the holder to receive, upon due exercise, Engine common shares, adjusted on the basis of the Exchange Ratio.

3.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

a)	On the pro forma statement of financial position, to give effect to transaction costs incurred by GameSquare and Engine in connection with the transaction. Increase in accounts payable and accrued liabilities and accumulated deficit for estimated transaction costs incurred and to be incurred through closing by all entities noted above. For Engine, this is an adjustment to the closing statement of financial position as of November 30, 2022 prior to the pro forma adjustment to record the purchase price allocation at (b) below. As such, the estimated transaction costs to be incurred by Engine do not impact the pro forma statements of loss. Refer to (e) and (i) below for further explanation.

b)	On the pro forma statement of financial position, to give effect to acquisition of Engine assuming it closed on September 30, 2022. The following were inputs and assumptions used in deriving the required pro forma adjustments to record the purchase price allocation of the acquisition of Engine:

●	Engine reported statement of financial position as of November 30, 2022
●	Recording of pro forma adjustment (a) to arrive at adjusted statement of financial position as of November 30, 2022.
●	Identifiable intangible assets including software development costs (technology), tradename and customer relationships. The values used were from the last completed purchase price allocations performed for the remaining active operating units within Engine, excluding Sideqik, Inc. given impairment of goodwill and intangible assets that was recorded as of August 31, 2022. The values are for presentation purposes only and subject to change.
●	Purchase consideration valuation of Engine reported common shares, vested warrants and vested options outstanding as of November 30, 2022. Common shares were valued using the closing price of Engine common shares on Nasdaq on September 30, 2022 of $0.564 per common share. In addition, the common shares outstanding as of November 30, 2022 were adjusted for 944,474 unvested RSUs outstanding as of November 30, 2022 that vest upon a change of control.
●	Engine common shares, vested warrants and vested options valued using the closing Engine price per share as of September 30, 2022 of $0.564.

c)	On the pro forma statement of financial position, to give effect to the director and officer (“D&O”) runoff insurance policies to be acquired or cancelled as of the closing date. Pursuant to the terms of the Arrangement Agreement, Engine has been approved to acquire a D&O insurance runoff policy for up to $1,500,000, net of cash to be refunded on cancellation of its existing annual policy (estimated to be $1,900,000 for runoff policy less $400,000 to be returned for cancellation of existing policy). In addition, GameSquare D&O runoff policy is estimated to be $150,000. Increase in prepaid expenses and other current assets and decrease in cash for amounts noted above.

d)	On the pro forma statement of financial position, to give effect to the acquisition of the go forward annual D&O insurance policy to be acquired as of the closing date. Increase in prepaid expenses and other current assets and decrease in cash for $2 million.

e)	On the pro forma statement of loss for thirteen months ended December 31, 2021, to give effect to transaction costs incurred by GameSquare only. Increase in transaction costs for estimated transaction costs incurred and to be incurred through closing by GameSquare. Engine is excluded from this adjustment due to its costs being included in its respective closing statement of financial position, thus not impacting GameSquare’s pro forma statement of loss for both periods presented.

f)	On the pro forma statement of loss for the thirteen months ended December 31, 2021, to give effect to the addition of amortization expense on definite-lived intangible assets resulting from the Engine purchase price allocation.

g)	On the pro forma statement of loss for the thirteen months ended December 31, 2021, to give effect to the reversal of actual amortization expense on definite-lived intangible assets of Engine recorded during the year ended November 30, 2021. The adjustment is to continuing operations only as the addition of amortization expense from (f) above was considered for continuing operations. Further, amortization expense recorded on discontinued operations is reflected within loss from discontinued operations.

h)	On the pro forma statement of loss for the thirteen months ended December 31, 2021, to give effect to the following:

●	Increase in office and general expense for the Engine D&O insurance runoff policy to be acquired in connection with closing. Total policy is estimated to cost $1,900,000 for a three-year runoff policy, further explained at (c) above.
●	Increase in office and general expense for the GameSquare D&O insurance runoff policy to be acquired in connection with closing. Total policy is estimated to cost $150,000 for a six-year runoff policy, further explained at (c) above.
●	Increase in office and general expense for the go forward annual D&O insurance policy to be acquired in connection with closing. Total policy is estimated to cost $2 million for a one-year policy, further explained at (d) above.
●	Decrease in office and general expense to reverse the actual U.S. D&O insurance expense recognized by Engine for the year ended November 30, 2021.

i)	On the pro forma statement of loss for nine months ended September 30, 2022, to give effect to transaction costs incurred by GameSquare only. Increase in transaction costs for estimated transaction costs incurred and to be incurred through closing by GameSquare. Engine is excluded from this adjustment due to its costs being included in its respective closing statement of financial position, thus not impacting GameSquare’s pro forma statement of loss for both periods presented.

j)	On the pro forma statement of loss for the nine months ended September 30, 2022, to give effect to the addition of amortization expense on definite-lived intangible assets resulting from the Engine purchase price allocation.

k)	On the pro forma statement of loss for the nine months ended September 30, 2022, to give effect to the reversal of actual amortization expense on definite-lived intangible assets of Engine recorded during the nine months ended November 30, 2022. The adjustment is to continuing operations only as the addition of amortization expense from (j) above was considered for continuing operations. Further, amortization expense recorded on discontinued operations is reflected within loss from discontinued operations.

l)	On the pro forma statement of loss for the nine months ended September 30, 2022, to give effect to the following:

●	Increase in office and general expense for the Engine D&O insurance runoff policy to be acquired in connection with closing. Total policy is estimated to cost $1,900,000 for a three-year runoff policy, further explained at (c) above.
●	Increase in office and general expense for the GameSquare D&O insurance runoff policy to be acquired in connection with closing. Total policy is estimated to cost $150,000 for a six-year runoff policy, further explained at (c) above.
●	Increase in office and general expense for the go forward annual D&O insurance policy to be acquired in connection with closing. Total policy is estimated to cost $2 million for a one-year policy, further explained at (d) above.
●	Decrease in office and general expense to reverse the actual U.S. D&O insurance expense recognized by Engine for the nine months ended November 30, 2022.

4.	PRO FORMA SHARE CAPITAL

Share capital in the unaudited pro forma consolidated financial statements is comprised of the following:

	# of Common Shares	Share Capital

Share capital of GameSquare as of September 30, 2022	307,541,466	$43,397,170
Exchange of common shares of GameSquare for common shares of Engine at 1 for 0.8262	(282,132,390)	$-
Common shares issued in acquisition of Engine	16,971,741	9,572,062
Pro forma share capital of GameSquare as of September 30, 2022	42,380,817	$52,969,232

(begins on following page)

SCHEDULE H

ENGINE AUDIT COMMITTEE CHARTER

NAME

There shall be a committee of the board of directors (the “Board”) of Engine Gaming and Media, Inc. (the “Company”) known as the “Audit Committee”.

PURPOSE OF AUDIT COMMITTEE

The Audit Committee has been established to assist the Board in fulfilling its oversight responsibilities with respect to the following principal areas:

(a)	the Company’s external audit function; including the qualifications, independence, appointment and oversight of the work of the external auditors;

(b)	the Company’s accounting and financial reporting requirements;

(c)	the Company’s reporting of financial information to the public;

(d)	the Company’s compliance with law and regulatory requirements;

(e)	the Company’s risks and risk management policies;

(f)	the Company’s system of internal controls and management information systems; and

(g)	such other functions as are delegated to it by the Board.

Specifically, with respect to the Company’s external audit function, the Audit Committee assists the Board in fulfilling its oversight responsibilities relating to: the quality and integrity of the Company’s financial statements; the independent auditors’ qualifications; and the performance of the Company’s independent auditors.

MEMBERSHIP

The Audit Committee shall consist of as many members as the Board shall determine but, in any event not fewer than three directors appointed by the Board. Each member of the Audit Committee shall be “independent” (as such term is defined under applicable laws and in the rules and regulations of all exchanges on which the securities of the Company are listed for trading) and continue to be a member until a successor is appointed, unless the member resigns, is removed or ceases to be a director of the Company. The Board may fill a vacancy that occurs in the Audit Committee at any time.

Members of the Audit Committee shall be selected based upon the following and in accordance with applicable laws, rules and regulations:

(a)	Financially Literate. Each member shall be financially literate. For these purposes, an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. At least one member of the Audit Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

(b)	No Participation in Preparation of Financial Statements. No member can have participated in the preparation of the Company’s, or any of its subsidiaries’, financial statements at any time during the past three years.

CHAIR AND SECRETARY

The Chair of the Audit Committee shall be designated by the Board. If the Chair is not present at a meeting of the Audit Committee, the members of the Audit Committee may designate an interim Chair for the meeting by majority vote of the members present. The Secretary of the Company shall be the Secretary of the Audit Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Audit Committee members who are present. A member of the Audit Committee may be designated as the liaison member to report on the deliberations of the audit committees of affiliated companies (if applicable).

MEETINGS

The Chair of the Audit Committee, in consultation with the Audit Committee members, shall determine the schedule and frequency of the Audit Committee meetings provided that the Audit Committee will meet at least four times in each fiscal year and at least once in every fiscal quarter. The Audit Committee shall have the authority to convene additional meetings as circumstances require.

Notice of every meeting shall be given to the external and internal auditors of the Company, and meetings shall be convened whenever requested by the external auditors or any member of the Audit Committee in accordance with applicable law. The Audit Committee shall meet separately and periodically with management, legal counsel and the external auditors.

MEETING AGENDAS

Agendas for meetings of the Audit Committee shall be developed by the Chair of the Audit Committee in consultation with the management and the corporate secretary, and shall be circulated to Audit Committee members as far in advance of each Audit Committee meeting as is reasonable.

RESOURCES AND AUTHORITY

The Audit Committee shall have the resources and the authority to discharge its responsibilities, including the authority, in its sole discretion, to engage, at the expense of the Company, outside consultants, independent legal counsel and other advisors and experts as it determines necessary to carry out its duties, without seeking approval of the Board or management. The Audit Committee shall have the authority, without seeking approval of the Board or management, to set and pay the compensation for any such outside consultants, independent legal counsel and other advisors and experts employed by the Audit Committee in connection with carrying out its duties.

The Audit Committee shall have the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, including investigations relating to complaints with respect to accounting, internal accounting controls and/or auditing matters. The Audit Committee shall have direct access to and the authority to communicate directly with the internal and external auditors, the counsel of the Company and other officers and employees of the Company.

The members of the Audit Committee shall have the right for the purpose of performing their duties to inspect all the books and records of the Company and its subsidiaries and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Company with the officers and external and internal auditors of the Company and its subsidiaries. Any member of the Audit Committee may require the external or internal auditors to attend any or every meeting of the Audit Committee.

RESPONSIBILITIES

The Company’s management is responsible for preparing the Company’s financial statements and the external auditors are responsible for auditing those financial statements. The Audit Committee is responsible for overseeing the conduct of those activities by the Company’s management and external auditors, and overseeing the activities of the internal auditors (as applicable).

The specific responsibilities of the Audit Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Audit Committee from examining any matters related to its purpose.

1.	Financial Reporting Process and Financial Statements

The Audit Committee shall:

(a)	in consultation with the external auditors and the internal auditors, review the integrity of the Company’s financial reporting process, both internal and external, and any major issues as to the adequacy of the internal controls and any special audit steps adopted in light of material control deficiencies;

(b)	review and oversee on an ongoing basis (i) all material transactions and material contracts entered into between (A) the Company or any subsidiary of the Company, and (B) any subsidiary, director, officer, insider or related party of the Company, other than transactions in the ordinary course of business; (ii) potential conflict of interest situations; and (iii) all “related party transactions” (as such term or similar term is defined under all applicable laws) for potential conflict of interest situations;

(c)	review and discuss with management and the external auditors: (i) the preparation of the Company’s annual audited consolidated financial statements and its interim unaudited consolidated financial statements; (ii) whether the financial statements present fairly (in accordance with accounting principles generally accepted in the United States of America, or, if applicable, IFRS) in all material respects the financial condition, results of operations and cash flows of the Company as of and for the periods presented; (iii) any matters required to be discussed with the external auditors; (iv) an annual report from the external auditors of the matters required to be discussed under Public Company Accounting Oversight Board (PCAOB) Auditing Standard No. 16 including: (A) all critical accounting policies and practices used by the Company; (B) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management of the Company, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the external auditors; and (C) other material written communications between the external auditors and management;

(d)	following completion of the annual audit, review with each of: (i) management; (ii) the external auditors; and (iii) the internal auditors, any significant issues, concerns or difficulties encountered during the course of the audit;

(e)	resolve disagreements between management and the external auditors regarding financial reporting;

(f)	review the interim quarterly and annual financial statements, Management’s Discussion and Analysis and annual and interim profit or loss press releases prior to the public disclosure of such information; and

(g)	review and be satisfied that adequate procedures are in place for the review of the public disclosure of financial information by the Company extracted or derived from the Company’s financial statements, other than the disclosure referred to in (f) above, and periodically assess the adequacy of those procedures.

2.	External auditors

The Audit Committee shall:

(a)	require the external auditors to report directly to the Audit Committee;

(b)	be directly responsible for the selection, nomination, compensation, retention, termination and oversight of the work of the Company’s external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, and in such regard recommend to the Board the external auditors to be nominated for approval by the shareholders;

(c)	approve all audit engagements and must pre-approve the provision by the external auditors of all non-audit services, including fees and terms for all audit engagements and non-audit engagements, and in such regard the Audit Committee may establish the types of non-audit services the external auditors shall be prohibited from providing and shall establish the types of audits, audit related and non-audit services for which the Audit Committee will retain the external auditors. The Audit Committee may delegate to one or more of its independent members the authority to pre-approve non-audit services, provided that any such delegated pre-approval shall be exercised in accordance with the types of particular non-audit services authorized by the Audit Committee to be provided by the external auditor and the exercise of such delegated pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting following such pre-approval;

(d)	review and approve the Company’s policies for the hiring of partners and employees and former partners and employees of the present and former external auditors;

(e)	receive written communications from the external auditor, consistent with PCAOB Rule 3526, on all relationships between the external auditor and the Company or persons in financial oversight reporting roles at the Company that may be thought to bear on the external auditor’s independence and the written affirmation of the external auditor of their independence as of the date of the communication. Actively engage in a dialogue with the external auditor regarding any relationship or services that may impact the objectivity or independence of the external auditor. Evaluate the qualifications, performance and independence of the auditor, including considering whether the provision of permitted non-audit services is compatible with maintaining the auditor’s independence. Confirm with the independent auditor that the rotation of the audit partner, lead partner and concurring partner of the external auditor is occurring as required by law. Obtain from the independent auditor assurance that the audit was conducted in a manner consistent with Section 10A(b) of the Exchange Act regarding the detection and reporting of any illegal acts;

(f)	request and review the audit plan of the external auditors as well as a report by the external auditors to be submitted at least annually regarding: (i) the external auditing firm’s internal quality-control procedures; (ii) any material issues raised by the external auditor’s own most recent internal quality-control review or peer review of the auditing firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues; and (iii) all relationships between independent auditor and the Company to enable assessment of the auditor’s independence; and

(g)	review any problems experienced by the external auditors in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management.

3.	Accounting Systems and Internal Controls

The Audit Committee shall:

(a)	oversee management’s design and implementation of and reporting on internal controls. The Audit Committee shall also receive and review reports from management, the internal auditors and the external auditors on an annual basis with regard to the reliability and effective operation of the Company’s accounting system and internal controls; and

(b)	review annually the activities, organization and qualifications of the internal auditors and discuss with the external auditors the responsibilities, budget and staffing of the internal audit function.

4.	Legal and Regulatory Requirements

The Audit Committee shall:

(a)	receive and review timely analysis by management of significant issues relating to public disclosure and reporting;

(b)	review, prior to finalization, periodic public disclosure documents containing financial information, including the Management’s Discussion and Analysis and Annual Information Form, if required;

(c)	prepare the report of the Audit Committee required to be included in the Company’s periodic filings;

(d)	review with the Company’s counsel legal compliance matters, significant litigation and other legal matters that could have a significant impact on the Company’s financial statements; and

(e)	assist the Board in the oversight of compliance with legal and regulatory requirements and review with legal counsel the adequacy and effectiveness of the Company’s procedures to ensure compliance with legal and regulatory responsibilities.

5.	Additional Responsibilities

The Audit Committee shall:

(a)	discuss policies with the external auditor, internal auditor and management with respect to risk assessment and risk management, including discussing with management the Company’s major risk exposures and the steps that have been taken to monitor and control such exposures;

(b)	establish procedures and policies for the following:

(i)	the receipt, retention, treatment and resolution of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by directors or employees of the Company of concerns regarding questionable accounting or auditing matters or any potential violations of legal or regulatory provisions;

(c)	prepare and review with the Board an annual performance evaluation of the Audit Committee;

(d)	report regularly to the Board, including with regard to matters such as the quality or integrity of the Company’s financial statements, compliance with legal or regulatory requirements, the performance of the internal audit function, and the performance and independence of the external auditors; and

(e)	review and reassess the adequacy of the Audit Committee’s Charter on an annual basis.

6.	Limitation on the Oversight Role of the Audit Committee

Nothing in this Charter is intended, or may be construed, to impose on any member of the Audit Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all members of the Board are subject.

Each member of the Audit Committee shall be entitled, to the fullest extent permitted by law, to rely on the integrity of those persons and organizations within and outside the Company from whom he or she receives financial and other information, and the accuracy of the information provided to the Company by such persons or organizations.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and in accordance with applicable accounting principles and standards and applicable rules and regulations. These are the responsibility of management and the external auditors.